Form 10-K, Exhibit 13
period 1995-09-30
PARAMETRIC TECHNOLOGY CORP
filed 1995-12-28
CIK 857005

                                 EXHIBIT 13.1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                       Parametric Technology Corporation

Parametric Technology Corporation is a leading supplier of software tools used to automate the mechanical development of a product from its conceptual design through its release into manufacturing. The Company derives its revenue from the sale and support of software used in the mechanical segment of the CAD/CAM/CAE (computer-aided design, manufacturing and engineering) industry.

RESULTS OF OPERATIONS
 ................................................................................

The Company's revenue and net income for the fiscal year ended September 30, 1995 increased 47.7% and 44.7%, respectively, over the previous fiscal year, excluding non-recurring charges in fiscal 1995 of $10,438,000 related to the merger of Rasna Corporation ("Rasna") into the Company and $19,000,000 related to its acquisition of the Conceptual Design and Rendering System ("CDRS") software business from Evans & Sutherland Computer Corporation. Net income as a percentage of revenue, excluding the non-recurring charges, was 25.0% in fiscal 1995 compared to 25.5% in fiscal 1994 and 24.2% in fiscal 1993. Including the Rasna and CDRS non-recurring charges, the Company's net income as a percentage of revenue was 19.6% in fiscal 1995. The Rasna merger has been accounted for as a pooling of interests. Therefore, all financial information contained herein has been retroactively combined to reflect this transaction. The operating results of CDRS are included herein since April 12, 1995, the date of the acquisition.

     The following table sets forth certain consolidated financial data as a percentage of revenue for the fiscal years ended September 30, 1995, 1994 and 1993.

                                                            Year ended September 30,
                                                    ----------------------------------------
                                                     1995             1994             1993
----------------------------------------------------------           ------           ------
Revenue:
  License                                            73.1%            77.3%            80.7%
  Service                                            26.9             22.7             19.3
                                                    ------           ------           ------
    Total revenue                                   100.0            100.0            100.0
                                                    ------           ------           ------
Cost of revenue:
  License                                             0.8              0.8              0.9
  Service                                             8.4              7.1              5.8
                                                    ------           ------           ------
    Total cost of revenue                             9.2              7.9              6.7
                                                    ------           ------           ------
Gross profit                                         90.8             92.1             93.3
                                                    ------           ------           ------
Operating expenses:
  Sales and marketing                                41.6             40.4             42.4
  Research and development                            6.5              7.5              8.2
  General and administrative                          5.2              5.5              5.6
  Acquisition and related costs                       7.4               --               --
                                                    ------           ------           ------
    Total operating expenses                         60.7             53.4             56.2
                                                    ------           ------           ------
Operating income                                     30.1             38.7             37.1
Other income, net                                     2.3              2.0              1.3
                                                    ------           ------           ------
Income before income taxes                           32.4             40.7             38.4
Provision for income taxes                           12.8             15.2             14.2
                                                    ------           ------           ------
Net income                                           19.6%            25.5%            24.2%
                                                    ======           ======           ======

Revenue

Revenue, including license and service revenues, for fiscal 1995 rose to $394,310,000, compared with fiscal 1994 revenue of $266,974,000 and fiscal 1993 revenue of $179,311,000. These totals represent increases of 47.7% in 1995 and 48.9% in 1994. The increase in license revenue results from an increase in the number of seats of software licensed and from a slightly higher price realized per seat. A seat of software generally consists of the Company's core product, Pro/ENGINEER/(R)/, together with several other software modules, configured to serve the needs of a single end-user. The Company licensed approximately 15,900 seats of software in fiscal 1995, 34.7% more than fiscal 1994's 11,800 seats, which were 22.9% more than fiscal 1993's 9,600 seats. The increase in the number of seats licensed was achieved as a result of continued market penetration of the Company's products. The average price per seat during fiscal 1995 was approximately $18,100, compared with an average price of approximately $17,500 in 1994 and $15,100 in 1993. Service revenue is derived from the sale of software maintenance contracts and the performance of training and consulting services. In fiscal 1995, service revenue increased to 26.9% of total revenue from 22.7% in fiscal 1994 and 19.3% in fiscal 1993. This revenue increased during both fiscal 1995 and 1994 as a result of the growth in the Company's installed customer base and increased training and consulting services performed for those customers. Revenue outside of North America accounted for 49.8%, 43.3% and 33.2% of revenue in fiscal 1995, 1994 and 1993, respectively. These increases are a result of the Company's continued investment in the international marketplace. The Company expects that total revenue will increase in fiscal 1996 from continued penetration in the mechanical CAD/CAM/CAE industry, and that international revenue will continue to account for a significant portion of that total growth.

     Consistent with past experience, a high percentage of the Company's revenues are expected to be realized in the third month of each fiscal quarter and tend to be concentrated in the latter half of that month. The Company's orders early in a quarter will not generally be large enough to assure that it will meet its revenue targets for any particular quarter. Accordingly, the Company's quarterly results may be difficult to predict until the end of the quarter, and a shortfall in shipments or contract orders at the end of any particular quarter may cause the results for that quarter to fall short of anticipated levels.

Cost of Revenue

Cost of license revenue consists of the amortization of capitalized computer software costs as well as material and overhead costs associated with compact disks, packaging and shipping. Cost of service revenue includes the costs associated with train-

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                       Parametric Technology Corporation

ing, software maintenance and consulting revenues. Combined, these expenses increased to $36,318,000 in fiscal 1995 from $21,032,000 in fiscal 1994 and $12,054,000 in fiscal 1993. Total cost of revenue as a percentage of revenue increased to 9.2% in fiscal 1995 from 7.9% in fiscal 1994 and 6.7% in fiscal 1993. The absolute and percentage increases in total cost of revenue resulted primarily from growth in staffing necessary to generate and support increased worldwide service revenue and material costs associated with increased revenue. Cost of service revenue, which is the largest component of total cost of revenue, increased 73.5% in fiscal 1995 and 82.9% in fiscal 1994, while associated revenue increased 74.5% and 75.9%, respectively.

Sales and Marketing

Sales and marketing expenses increased to $163,918,000 in fiscal 1995 from $107,940,000 in fiscal 1994 and $76,121,000 in fiscal 1993, and increased as a percentage of revenue to 41.6% from 40.4% in fiscal 1994, but decreased from 42.4% in fiscal 1993. The absolute increases in these expenses during fiscal 1995 and 1994 were due principally to worldwide expansion of the sales force and sales commissions associated with higher revenue. International sales and marketing expenses represented 52.1% of total sales and marketing expenses in fiscal 1995, compared with 44.8% in 1994 and 39.7% in 1993. The Company expects to continue the growth of its worldwide sales and marketing organization during future periods, reflecting the Company's commitment to expand its global market penetration.

Research and Development

The Company continued to make significant investments in research and development, including the investments in research and development personnel associated with the acquisition of CDRS and the merger with Rasna. Research and development expenses increased to $25,591,000 in fiscal 1995 from $19,882,000 in fiscal 1994 and $14,633,000 in fiscal 1993, while decreasing as a percentage of revenue to 6.5% from 7.5% and 8.2%, respectively. The absolute increases in expenses resulted primarily from growth in the research and development staff.

     Software development costs of $1,132,000 (excluding $3,400,000 of purchased software from CDRS) in fiscal 1995, $912,000 in fiscal 1994 and $619,000 in fiscal 1993 have been capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". The amounts capitalized represent 4.2%, 4.4% and 4.1% of total research and development costs during such years. Capitalized computer software costs are amortized over the economic useful lives of the related products, typically three years.

General and Administrative

General and administrative expenses include the costs of corporate, finance, human resources and administrative functions of the Company. These expenses increased to $20,414,000 in fiscal 1995 from $14,758,000 in fiscal 1994 and $10,001,000 in fiscal 1993, while decreasing as a percentage of revenue to 5.2% from 5.5% and 5.6%, respectively. The absolute increases in these expenses were primarily due to the hiring of additional employees necessary to support the Company's worldwide growth.

Acquisition and Related Costs

In conjunction with the CDRS acquisition in the third quarter of fiscal 1995, the Company recorded a non-recurring charge of $19,000,000 related to the write-off of purchased research and development in process.

     In conjunction with the Rasna merger in the fourth quarter of fiscal 1995, the Company recorded a non-recurring charge of $10,438,000, which included approximately $6,028,000 for transaction fees, $1,722,000 for severance related expenses and $2,688,000 related to integration costs and lease and distributor termination costs. At September 30, 1995, the Company had accrued $1,446,000 for future cash outlays and reserved $1,443,000 for non-cash charges associated with this non-recurring charge.

Other Income, Net

Other income, net, primarily includes interest income and expense and foreign currency gains and losses. Interest income increased to $10,159,000 in fiscal 1995 from $4,642,000 in fiscal 1994 and $2,895,000 in fiscal 1993 due primarily to higher interest-bearing cash and short-term investment balances, which resulted from positive cash flows from operations and proceeds from stock option exercises.

Foreign Exchange

A growing percentage of the Company's revenue and expenses are transacted in foreign currencies. As a result, the Company's international results of operations are subject to foreign exchange fluctuations. The Company enters into forward exchange contracts to hedge specific foreign currency denominated receivables to offset a portion of the foreign exchange fluctuations.

Income Taxes

The effective income tax rate was 39.4% in fiscal 1995, 37.4% in fiscal 1994 and 36.9% in fiscal 1993. The difference between the effective and statutory federal rate was due primarily to the benefit of tax exempt interest income offset by the impact of state income taxes and, in fiscal 1995, the non-deductible acquisition costs associated with the Rasna merger. In fiscal 1994, Parametric adopted the provisions of Statement of

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                       Parametric Technology Corporation

Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), on a prospective basis. Prior to the adoption of FAS 109, Parametric accounted for income taxes using Accounting Principles Board Opinion No. 11. Adoption of FAS 109 by Parametric did not have a material impact on the Company's consolidated financial statements. Rasna adopted FAS 109 prior to fiscal 1993. The companies did not conform income tax accounting policies in connection with the Rasna merger.

LIQUIDITY AND CAPITAL RESOURCES
 ................................................................................

As of September 30, 1995, the Company had $145,638,000 of cash and cash equivalents and $162,610,000 of short-term investments. Effective October 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", on a prospective basis. In conjunction with the adoption of this statement, all cash equivalents and short-term investments have been classified as available for sale and are reported at fair value with unrealized gains and losses included in stockholders' equity. Adoption of this statement did not have a material impact on the Company's consolidated financial statements.

     Net cash provided by operations, consisting primarily of net income from operations, the non-recurring charge for purchased research and development in process, the increases in income taxes and deferred revenue, offset by the increase in accounts receivable, was $119,017,000, $84,452,000 and $48,558,000 for fiscal 1995, 1994 and 1993, respectively.

     Investment activities consisted primarily of purchases and sales of short-term investments, additions to property and equipment and the acquisition of CDRS. Net cash used by investing activities totaled $141,270,000 for fiscal 1995, compared with $23,897,000 and $36,740,000 for fiscal 1994 and 1993, respectively. Net cash provided by financing activities, consisting primarily of proceeds from issuance of common stock, was $25,354,000, $10,669,000 and $9,060,000 for fiscal 1995, 1994 and 1993, respectively.

     Due to the Company's strong cash position, the Company allowed a $5,000,000 unsecured demand line of credit with a bank to expire on January 31, 1995. There were no borrowings under this line during fiscal 1995.

     On May 12, 1994, the Company announced that its Board of Directors had authorized a plan that would allow the repurchase of its common stock. The plan authorizes the Company to acquire up to 3,000,000 shares of its common stock from time to time in the open market or through privately negotiated transactions. During fiscal 1994, the Company purchased 157,000 shares at a cost of $4,356,000, all of which were reissued by September 30, 1994 to satisfy stock option exercises and employee stock purchases under Company plans. The total amount of cash required in current and future periods to repurchase the full number of shares authorized but not repurchased would be approximately $175,000,000 based upon the September 30, 1995 closing stock price. During fiscal 1996, the Company intends to repurchase shares to partially offset the dilution caused by the exercise of stock options under the Company's option plans and the purchase of shares under the employee stock purchase plan. The Company expects to use available cash and cash generated from operations in future fiscal periods to fund any such repurchases.

     On April 12, 1995, the Company acquired substantially all of the assets and specified liabilities of the CDRS software business operated by the Design Software Division of Evans & Sutherland Computer Corporation for approximately $33,507,000 in cash, which was paid by the Company from its existing cash balances. The acquisition has been accounted for as a purchase. The purchase price has been allocated to the assets acquired, including certain intangible assets, such as purchased computer software and research and development in process, based on their respective fair values. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill ($7,703,000), which is being amortized on a straight-line basis over seven years.

     On August 1, 1995, the Company acquired Rasna by merging it into the Company pursuant to an Agreement and Plan of Merger dated as of May 30, 1995. Based on the number of shares of Rasna common stock outstanding at August 1, 1995, approximately 3,793,000 shares of the Company's common stock were issued and approximately 522,000 shares of its common stock were reserved for outstanding Rasna options assumed. The merger was accounted for as a pooling of interests.

     The Company believes that existing cash and short-term investment balances together with cash generated from operations will be sufficient to meet the Company's working capital, financing and capital expenditure requirements through at least fiscal 1996.

     Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company's common stock has been and may continue to be subject to significant fluctuations. These fluctuations may be due to factors specific to the Company or to factors affecting the computer industry or the securities markets in general.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. While the Company is reviewing the adoption and impact of FAS 123, it is expected that this standard will have no impact on the Company's financial position or results of operations. The Company will be required to adopt FAS 123 in fiscal 1997.

                          CONSOLIDATED BALANCE SHEET
                       Parametric Technology Corporation

                                                                                                       September 30,
                                                                                                 ------------------------
(amounts in thousands)                                                                             1995            1994
---------------------------------------------------------------------------------------------------------        --------
ASSETS
Current assets:
  Cash and cash equivalents                                                                      $145,638        $142,202
  Short-term investments                                                                          162,610          68,847
  Accounts receivable, net of allowance for doubtful accounts of $2,733 and $2,694                 80,405          66,092
  Other current assets                                                                             11,079           6,274
                                                                                                 --------        --------
    Total current assets                                                                          399,732         283,415
Property and equipment, net                                                                        19,811          13,519
Capitalized computer software costs, net                                                            4,380           1,182
Other assets                                                                                       29,804           7,009
                                                                                                 --------        --------
    Total assets                                                                                 $453,727        $305,125
                                                                                                 ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                                         $  19,578       $  14,010
  Accrued compensation                                                                             19,821          16,333
  Deferred revenue                                                                                 37,953          20,838
  Income taxes                                                                                      4,678           2,356
                                                                                                 --------        --------
    Total current liabilities                                                                      82,030          53,537
                                                                                                 --------        --------
Other liabilities                                                                                     768             410
                                                                                                 --------        --------
Stockholders' equity:
  Preferred stock, $.01 par value;
    5,000 shares authorized; none issued                                                               --              --
  Common stock, $.01 par value; 75,000 shares authorized;
    62,565 and 60,325 shares issued and outstanding                                                   626             603
  Additional paid-in capital                                                                      156,122         113,976
  Cumulative translation adjustments                                                                1,710           1,086
  Retained earnings                                                                               212,471         135,513
  Treasury stock, at cost                                                                              --              --
                                                                                                 --------        --------
    Total stockholders' equity                                                                    370,929         251,178
                                                                                                 --------        --------
Commitments (Note L)
    Total liabilities and stockholders' equity                                                   $453,727        $305,125
                                                                                                 ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENT OF INCOME
                       Parametric Technology Corporation

                                                                                    Year ended September 30,
                                                                       ------------------------------------------------
(amounts in thousands, except per share data)                            1995                 1994               1993
-------------------------------------------------------------------------------            --------            --------
Revenue:
  License                                                              $288,349            $206,243            $144,781
  Service                                                               105,961              60,731              34,530
                                                                       --------            --------            --------
    Total revenue                                                       394,310             266,974             179,311
                                                                       --------            --------            --------
Cost of revenue:
  License                                                                 3,348               2,028               1,663
  Service                                                                32,970              19,004              10,391
                                                                       --------            --------            --------
    Total cost of revenue                                                36,318              21,032              12,054
                                                                       --------            --------            --------
Gross profit                                                            357,992             245,942             167,257
                                                                       --------            --------            --------
Operating expenses:
  Sales and marketing                                                   163,918             107,940              76,121
  Research and development                                               25,591              19,882              14,633
  General and administrative                                             20,414              14,758              10,001
  Acquisition and related costs                                          29,438                  --                  --
                                                                       --------            --------            --------
    Total operating expenses                                            239,361             142,580             100,755
                                                                       --------            --------            --------
Operating income                                                        118,631             103,362              66,502
Interest income                                                          10,159               4,642               2,895
Other income (expense), net                                              (1,130)                700                (497)
                                                                       --------            --------            --------
Income before income taxes                                              127,660             108,704              68,900
Provision for income taxes                                               50,298              40,615              25,430
                                                                       --------            --------            --------
Net income                                                             $ 77,362            $ 68,089            $ 43,470
                                                                       ========            ========            ========
Net income per share                                                   $   1.20            $   1.09            $   0.71
                                                                       ========            ========            ========
Weighted average number of common and dilutive
  common equivalent shares outstanding                                   64,523              62,526              61,212
                                                                       ========            ========            ========

The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       Parametric Technology Corporation

                                                                                                     Treasury
                                              Common stock   Additional   Cumulative                  stock                 Total
                                            ---------------     paid-in  translation   Retained ------------------  stockholders'
(amounts in thousands)                       Shares  Amount     capital  adjustments   earnings   Shares      Cost         equity
--------------------------------------------------   ------  ----------  -----------   -------- --------     -----  ------------
Balance, September 30, 1992,
  as previously reported                    52,145    $521    $ 41,082       $  347   $ 36,723                          $ 78,673
Adjustments for Rasna Corporation
  pooling of interests (Note A)              3,262      33      17,057            4     (9,873)                            7,221
                                            ------    ----    --------       ------   --------                          --------
Balance, September 30, 1992, as restated    55,407     554      58,139          351     26,850                            85,894
                                            ------    ----    --------       ------   --------                          --------
Issuance of common stock under
  stock plans                                2,417      24       8,861                                                     8,885
Income tax benefit related to
  incentive stock option plan                                   16,571                                                    16,571
Amortization of unearned compensation                               30                                                        30
Foreign currency translation                                                   (195)                                        (195)
Net income                                                                              43,470                            43,470
                                            ------    ----    --------       ------   --------                          --------
Balance, September 30, 1993                 57,824     578      83,601          156     70,320                           154,655
                                            ------    ----    --------       ------   --------                          --------
Issuance of common stock for services
  and exercise of warrants                      46      --         155                                                       155
Issuance of common stock under
  stock plans                                2,463      25      13,990                                                    14,015
Income tax benefit related to
  incentive stock option plan                                   16,326                                                    16,326
Purchase of common stock
  for treasury or retirement                    (8)     --         (96)                            (157)  $(4,356)        (4,452)
Issuance of treasury stock under
  stock plans                                                                           (2,896)     157     4,356          1,460
Foreign currency translation                                                    930                                          930
Net income                                                                              68,089                            68,089
                                            ------    ----    --------       ------   --------     ----      ----       --------
Balance, September 30, 1994                 60,325     603     113,976        1,086    135,513        0         0        251,178
                                            ------    ----    --------       ------   --------     ----      ----       --------
Issuance of common stock for services           18      --          46                                                        46
Issuance of common stock under
  stock plans                                2,258      23      26,150                                                    26,173
Income tax benefit related to
  incentive stock option plans                                  16,040                                                    16,040
Foreign currency translation                                                    578                                          578
Net income                                                                              77,362                            77,362
Elimination of Rasna's net activity
  for the three months ended
  December 31, 1994 (Note A)                   (36)     --         (90)          46       (404)                             (448)
                                            ------    ----    --------       ------   --------     ----      ----       --------
Balance, September 30, 1995                 62,565    $626    $156,122       $1,710   $212,471        0   $     0       $370,929
                                            ======    ====    ========       ======   ========     ====      ====       ========

The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENT OF CASH FLOWS
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                       Parametric Technology Corporation

                                                                                                   Year ended September 30,
                                                                                            ------------------------------------
(amounts in thousands)                                                                          1995          1994          1993
----------------------------------------------------------------------------------------------------      --------       -------
Cash flows from operating activities:
  Net income                                                                                $ 77,362      $ 68,089       $43,470
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                              9,466         4,814         3,837
    Deferred income taxes                                                                    (10,599)       (1,304)         (742)
    Charge for purchased research and development in process                                  19,000            --            --
    Changes in assets and liabilities net of effects from purchase of CDRS:
      Increase in accounts receivable                                                        (13,129)      (23,753)      (18,610)
      (Increase) decrease in note receivable                                                      --         3,257          (118)
      Increase in other current assets                                                        (2,334)       (1,212)       (1,241)
      (Increase) decrease in other assets                                                     (4,378)        1,032           974
      Increase in accounts payable and accrued expenses                                        5,660         3,621         1,026
      Increase in accrued compensation                                                         3,131         5,061         4,946
      Increase (decrease) in deferred revenue                                                 16,436         7,028          (825)
      Increase in income taxes                                                                18,402        17,819        15,841
                                                                                            --------      --------       -------
Net cash provided by operating activities                                                    119,017        84,452        48,558
                                                                                            --------      --------       -------
Cash flows from investing activities:
  Additions to property and equipment, net                                                   (12,868)       (8,705)       (8,033)
  Payment for acquisition of a business                                                      (33,507)           --            --
  Additions to capitalized computer software costs                                            (1,132)         (912)         (619)
  Proceeds from sale of short-term investments                                               171,163        68,828        37,665
  Purchases of short-term investments                                                       (264,926)      (83,108)      (65,753)
                                                                                            --------      --------       -------
Net cash used by investing activities                                                       (141,270)      (23,897)      (36,740)
                                                                                            --------      --------       -------
Cash flows from financing activities:
  Repayment of long-term obligations                                                            (175)         (209)         (124)
  Short-term borrowings, net                                                                    (600)         (300)          300
  Proceeds from issuance of common stock                                                      26,129        15,534         8,884
  Purchases of treasury stock                                                                     --        (4,356)           --
                                                                                            --------      --------       -------
Net cash provided by financing activities                                                     25,354        10,669         9,060
                                                                                            --------      --------       -------
Elimination of Rasna's net cash activity for the
  three months ended December 31, 1994                                                          (112)           --            --
Effects of exchange rate changes on cash                                                         447           937          (333)
                                                                                            --------      --------       -------
Net increase in cash and cash equivalents                                                      3,436        72,161        20,545
Cash and cash equivalents at beginning of year                                               142,202        70,041        49,496
                                                                                            --------      --------       -------
Cash and cash equivalents at end of year                                                    $145,638      $142,202       $70,041
                                                                                            ========      ========       =======

The accompanying notes are an integral part of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Parametric Technology Corporation

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 ................................................................................

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the financial statements.

     On August 1, 1995, the Company completed its merger with Rasna Corporation ("Rasna"), a developer and marketer of software products for mechanical computer-aided engineering. The merger was accounted for as a pooling of interests. Accordingly, the accompanying consolidated financial statements have been retroactively combined to reflect this transaction.

     Due to the differing year ends of the Company and Rasna, financial information for dissimilar fiscal years has been combined. Rasna's results of operations for its fiscal years ended December 31, 1994 and 1993, were combined with the Company's results of operations for the fiscal years ended September 30, 1994 and 1993, respectively. Balance sheet information as of September 30, 1994 includes the financial position of Rasna as of December 31, 1994 and the Company as of September 30, 1994. Accordingly, Rasna's results of operations for the three months ended December 31, 1994 (including revenue, operating income and net income of $6,832,000, $548,000 and $404,000, respectively) were duplicated in the combined statements of income for fiscal 1995 and 1994. Therefore, Rasna's net income for one of the three month periods ended
December 31, 1994 was eliminated from stockholders' equity.

Foreign Currency Translation

Foreign currency financial statements of international subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at period end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are reflected as a separate component of stockholders' equity. For international subsidiaries where the U.S. dollar is the functional currency, monetary assets and liabilities are translated using exchange rates in effect at period end, nonmonetary assets and liabilities are translated at historical rates and results of operations are translated at average rates for the period. The resulting foreign currency translation adjustments are included in income. Any gains or losses from foreign exchange transactions are included in income. Currency losses of $781,000, currency gains of $222,000 and currency losses of $502,000 were recognized in fiscal 1995, 1994 and 1993, respectively.

Revenue Recognition

Revenue is derived from the licensing of computer software products and from service revenue consisting of training, consulting and maintenance. License revenue is recognized upon shipment, unless collection is not reasonably assured, or as earned for customers with contractual commitments. Revenue from software maintenance contracts is recognized ratably over the contract period and other service revenue is recognized upon performance.

Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Short-term investments are those with maturities in excess of three months but less than one year. Effective October 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", on a prospective basis. In conjunction with the adoption of this statement, all cash equivalents and short-term investments have been classified as available for sale and are reported at fair value with unrealized gains and losses included in stockholders' equity. At September 30, 1995, the cost of cash equivalents and short-term investments equaled market and therefore no valuation allowance was recorded.

     The Company invests its non-operating cash in debt instruments of financial institutions, government entities and corporations. The Company has established guidelines relative to credit ratings, diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents and short-term investments.

Concentration of Credit Risk

The Company's customer base consists of large numbers of geographically diverse customers dispersed across many industries. As a result, concentration of credit risk with respect to trade receivables is not significant.

Forward Foreign Exchange Contracts

The Company enters into transactions denominated in foreign currencies and includes the exchange gain or loss arising from such transactions in income. The Company enters into forward exchange contracts to hedge specific foreign currency denominated receivables, which require the Company to exchange foreign currencies for U.S. dollars at maturity at rates agreed to at inception of the contracts. As of September 30, 1995 and 1994, the Company had approximately $1,389,000 and $2,540,000, respectively, of foreign exchange contracts outstanding. Cash flows from the forward exchange contracts are classified with the related receivables.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Parametric Technology Corporation

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives, typically three years. Leasehold improvements are amortized over the shorter of the useful lives or the remaining terms of the related leases. Property and equipment under capital leases are amortized over the lesser of the lease terms or the estimated useful lives. Maintenance and repairs are charged to expense when incurred; additions and improvements are capitalized.

     Upon retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Capitalized Computer Software Costs and Intangible Assets

The Company incurs costs to develop computer software to be licensed or otherwise marketed to customers. Development costs incurred in the research and development of new software products and enhancements to existing products are expensed in the period incurred unless these costs qualify for capitalization. Capitalized computer software costs are amortized over the economic lives of the related products, typically three years, beginning at their initial shipment date. Capitalized computer software costs are presented net of accumulated amortization of $3,651,000 and $2,317,000 at September 30, 1995 and 1994,
respectively. Amortization charged to expense was $1,334,000, $665,000 and $619,000 for the fiscal years ended September 30, 1995, 1994 and 1993, respectively.

     Purchased software of $3,400,000 and intangible assets of $11,083,000 (including goodwill of $7,703,000) capitalized in fiscal 1995 were attributable to the acquisition of the Conceptual Design and Rendering System ("CDRS") software business operated by the Design Software Division of Evans & Sutherland Computer Corporation. These assets, included in capitalized computer software costs and other assets, respectively, are amortized on a straight-line basis, over three and seven years, respectively. Amortization charges related to intangible assets, the majority of which were reflected in general and administrative expenses, totaled $725,000 for the fiscal year ended
September 30, 1995.

     The Company evaluates the net realizable value of capitalized computer software costs and intangible assets on an on-going basis relying on a number of factors including operating results, business plans, budgets and economic projections.

Income Per Common Share

Income per common share is computed based upon the weighted average number of common and dilutive common equivalent shares outstanding during the year. Fully diluted and primary earnings per common share are the same amounts for each of the years presented. Dilutive common equivalent shares consist of stock options (calculated using the treasury stock method).

B. ACQUISITIONS
 ................................................................................

On August 1, 1995, the Company acquired Rasna by merging it into the Company pursuant to an Agreement and Plan of Merger dated as of May 30, 1995. Based on the number of shares of Rasna common stock outstanding at August 1, 1995, the Company issued approximately 3,793,000 shares of common stock and reserved approximately 522,000 shares of its common stock for outstanding Rasna stock options assumed. The merger was accounted for as a pooling of interests.

     In conjunction with the Rasna merger in the fourth quarter of fiscal 1995, the Company recorded a non-recurring charge of $10,438,000, which included approximately $6,028,000 for transaction fees, $1,722,000 for severance related expenses and $2,688,000 related to integration costs and lease and distributor termination costs. At September 30, 1995, the Company had accrued $1,446,000 for future cash outlays and reserved $1,443,000 for non-cash charges associated with this non-recurring charge.

     The following information shows revenue and net income of the separate companies during the periods preceding the combination. Adjustments recorded to conform the accounting policies of the companies were not material to the consolidated financial statements.

                                Nine months            Year ended
                                      ended           September 30,
                               ------------      -----------------------
(in thousands)                 July 1, 1995        1994           1993
-------------------------------------------      --------       --------
Revenue:
  Parametric                       $252,566      $244,256       $163,088
  Rasna                              22,500        22,718         16,223
                                   --------      --------       --------
                                   $275,066      $266,974       $179,311
                                   ========      ========       ========
Net income:
  Parametric                       $ 54,809      $ 66,915       $ 42,933
  Rasna                               2,267         1,174            537
                                   --------      --------       --------
                                   $ 57,076      $ 68,089       $ 43,470
                                   ========      ========       ========

     On April 12, 1995, the Company acquired substantially all of the assets and specified liabilities of CDRS for $33,507,000 in cash, which was paid by the Company from its existing cash balances. The acquisition has been accounted for as a purchase. The purchase price has been allocated to the assets acquired, including certain intangible assets, such as purchased computer software and research and development in process, based on their respective fair values. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill ($7,703,000), which is being amortized on a straight-line basis over seven years. In conjunction with the acquisition in the third quarter, the Company recorded a non-recurring charge of $19,000,000 related to the write-off of

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Parametric Technology Corporation

purchased research and development in process. CDRS's results of operations have been included in the consolidated results of operations since the date of acquisition.

     The following pro forma summary presents the consolidated results of operations of the Company as if the acquisition of CDRS had occurred as of the beginning of the periods presented, after giving effect to certain adjustments, including amortization of goodwill and other intangibles, decreased interest income related to cash used to finance the acquisition and related income tax effects. The summary excludes the non-recurring charge of $19,000,000 and reflects the restatement for Rasna pooling of interests. Pro forma results of operations for the fiscal year ended September 30, 1995 include CDRS's results of operations for the period from October 1, 1994 through April 11, 1995. Pro forma results of operations for the fiscal year ended September 30, 1994 include CDRS's results of operations for the twelve months ended December 31, 1994. These pro forma results are not necessarily indicative of those that would have occurred had the acquisition taken place as of the beginning of the periods presented.

                                                                      Year ended
                                                                     September 30,
                                                               -----------------------
(in thousands, except per share data)  (unaudited)                 1995           1994
-----------------------------------------------------------------------       --------
Revenue                                                        $396,697       $274,567
Net income                                                       85,655         65,806
Net income per share                                               1.33           1.05

C. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
 ................................................................................

Cash equivalents and short-term investments consist of the following:

                                                                     September 30,
                                                              -------------------------
Type of security  (in thousands)                                  1995             1994
----------------------------------------------------------------------         --------
Municipal debt securities                                     $191,310         $ 91,475
Mutual funds                                                    56,745           81,842
U.S. Government debt securities                                 11,074               --
Corporate debt securities                                        1,022               --
                                                              --------         --------
  Total cash equivalents
    and short-term investments                                $260,151         $173,317
                                                              ========         ========

     Gross unrealized gains and losses as of September 30, 1995 and 1994, and realized gains and losses on the sale of each type of security for the years ended September 30, 1995, 1994 and 1993, were immaterial. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

D. PROPERTY AND EQUIPMENT
 ................................................................................

Property and equipment consist of:

                                                                 September 30,
                                                           -----------------------
(in thousands)                                                1995            1994
------------------------------------------------------------------         -------
Computer hardware and software                             $31,583         $20,416
Furniture and fixtures                                       3,633           2,214
Leasehold improvements                                       2,672           1,698
                                                           -------         -------
                                                            37,888          24,328
Less: accumulated depreciation
  and amortization                                         (18,077)        (10,809)
                                                           -------         -------
  Total                                                    $19,811         $13,519
                                                           =======         =======

     Depreciation expense totaled $7,663,000, $5,007,000 and $3,197,000 for the fiscal years ended September 30, 1995, 1994 and 1993, respectively. At September 30, 1995 and 1994, property and equipment (principally computer hardware) includes assets under capital leases of $211,000 and $121,000, less accumulated amortization of $75,000 and $41,000, respectively.

E. INCOME TAXES
 ................................................................................

In fiscal 1994, Parametric adopted the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), on a prospective basis. Prior to the adoption of FAS 109, Parametric accounted for income taxes using Accounting Principles Board Opinion No. 11. Adoption of FAS 109 by Parametric did not have a material impact on the Company's consolidated financial statements. Rasna adopted FAS 109 prior to fiscal 1993. The companies did not conform income tax accounting policies in connection with the Rasna merger.

     Under FAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Deferred tax expense represents the change in the deferred tax asset or liability balances.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Parametric Technology Corporation

The provision for income taxes consists of the following:

                                                                      Year ended September 30,
                                                              ---------------------------------------
(in thousands)                                                   1995            1994            1993
---------------------------------------------------------------------         -------         -------
Federal income taxes:
  Current                                                     $30,257         $32,213         $19,917
  Deferred                                                      7,068             232              25
                                                              -------         -------         -------
                                                               37,325          32,445          19,942
                                                              -------         -------         -------
State income taxes:
  Current                                                       6,113           5,800           4,125
  Deferred                                                      1,997             (94)           (172)
                                                              -------         -------         -------
                                                                8,110           5,706           3,953
                                                              -------         -------         -------
Foreign income taxes:
  Current                                                       3,329           2,464           1,535
  Deferred                                                      1,534              --              --
                                                              -------         -------         -------
                                                                4,863           2,464           1,535
                                                              -------         -------         -------
    Total                                                     $50,298         $40,615         $25,430
                                                              =======         =======         =======

     The differences between statutory federal income taxes and the provision for income taxes are as follows:

                                                                        Year ended September 30,
                                                              ---------------------------------------
(in thousands)                                                   1995            1994            1993
---------------------------------------------------------------------         -------         -------
Statutory federal income taxes                                $44,681         $38,046         $23,859
State income taxes,
  net of federal tax benefit                                    5,386           3,709           2,584
Tax exempt interest income                                     (2,744)         (1,324)           (758)
Other, net                                                        649             184            (255)
                                                              -------         -------         -------
  Subtotal                                                     47,972          40,615          25,430
Non-deductible acquisition costs                                2,326              --              --
                                                              -------         -------         -------
  Total                                                       $50,298         $40,615         $25,430
                                                              =======         =======         =======

     The components of the net deferred tax asset are as follows:

                                                                                    September 30,
                                                                              -----------------------
(in thousands)                                                                   1995            1994
-------------------------------------------------------------------------------------         -------
Deferred tax assets:
  Reserves not currently deductible                                           $ 1,904         $ 1,861
  Depreciation                                                                    590              --
  Net operating loss carryforwards                                              5,308           3,893
  Amortization of intangible assets                                             8,301              --
  Foreign tax credit carryforwards                                                458             121
  Research and development credit carryforwards                                 1,138           1,054
  Other                                                                           296              61
                                                                              -------         -------
    Total deferred tax assets                                                  17,995           6,990
                                                                              -------         -------
Deferred tax liabilities:
  Capitalized software                                                           (641)           (487)
  Other                                                                          (205)            (67)
                                                                              -------         -------
    Total deferred tax liabilities                                               (846)           (554)
                                                                              -------         -------
Valuation allowance                                                              (662)           (548)
                                                                              -------         -------
Net deferred tax asset                                                        $16,487         $ 5,888
                                                                              =======         =======

     The net operating loss carryforwards of $17,534,000 at September 30, 1995 expire between fiscal 1996 and 2007. Ownership changes, as defined in the Internal Revenue Code of 1986, as amended, limit the amount of the net operating loss carryforward that can be utilized annually. The foreign tax credit carryforwards expire between fiscal 1996 and 1999. The research and development credit carryforwards expire between fiscal 2001 and 2008. The Company has recorded a valuation allowance for the tax benefit of certain foreign net operating loss carryforwards since realization of these future benefits is not sufficiently assured at September 30, 1995.

F. COMMON STOCK
 ................................................................................

On February 4, 1993, the Company's Board of Directors declared a one-for-one stock dividend on all shares of common stock, which became effective on February 25, 1993 to all stockholders of record on February 18, 1993. These financial statements and related notes have been retroactively adjusted, as appropriate, to reflect the one-for-one stock dividend.

     On May 12, 1994, the Company announced that its Board of Directors had authorized a plan that would allow the repurchase of its common stock. The plan authorizes the Company to acquire up to 3,000,000 shares of its common stock from time to time in the open market or through privately negotiated transactions. During fiscal 1996, the Company intends to repurchase shares to partially offset the dilution caused by the exercise of stock options under the Company's option plans and the purchase of shares under the employee stock purchase plan.

     On November 17, 1995, the Board of Directors voted to recommend to the stockholders the approval of an amendment to the Company's Articles of Organization to increase the number of authorized shares of the Company's common stock from 75,000,000 to 215,000,000.

G. STOCK OPTIONS
 ................................................................................

Under the 1987 Incentive Stock Option Plan (the "Stock Option Plan"), the Board of Directors may grant options to key employees to purchase shares at an option exercise price equal to the fair market value on the date of grant. The options are exercisable at such times, in installments or otherwise, as the Board of Directors may determine. Generally, these options vest ratably over a period of four years and expire ten years from the date of grant. In fiscal 1994, the stockholders approved an increase in the number of shares issuable under this plan from 16,596,000 shares to 18,996,000 shares. In fiscal 1995, the stockholders approved an increase in the number of

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Parametric Technology Corporation

shares issuable under the plan from 18,996,000 shares to 21,396,000 shares and to limit the number of shares that may be granted to any eligible employee under the Stock Option Plan in any fiscal year to 1,000,000 shares. On November 17, 1995, the Board of Directors approved, subject to stockholder approval, an increase in the number of shares issuable under this plan from 21,396,000 shares to 24,396,000 shares and to change the designation of persons eligible to receive options under the Stock Option Plan to include consultants. The number of stock options exercisable at September 30, 1995 was 2,123,000.

     Under the 1992 Director Stock Option Plan (the "1992 Director Plan"), 320,000 shares of common stock have been reserved. The purpose of the 1992 Director Plan is to attract and retain qualified persons who are not also officers or employees of the Company (the "Eligible Directors") to serve as directors of the Company and to encourage stock ownership in the Company by such directors.

     Options to purchase 40,000 shares of common stock were granted on both
May 10, 1995 and September 15, 1995 to Eligible Directors of the Company. Thereafter, through the date of the 1996 Annual Meeting of Stockholders, any new director elected to the Board who is an Eligible Director shall automatically be granted, on the effective date of such election, options to purchase an aggregate of 40,000 shares of common stock at an option price equal to the fair market value on the date of grant. Options granted under the 1992 Director Plan shall become exercisable in four equal annual installments following the date of grant if, and only if, the optionee is a director of the Company on such anniversary date. The options expire ten years from the date of grant. The number of stock options exercisable under this plan at September 30, 1995 was 40,000.

     On November 17, 1995, the Board of Directors approved, subject to stockholder approval, the 1996 Director Stock Option Plan (the "1996 Director Plan") for which 90,000 shares of common stock have been reserved. The 1996 Director Plan will replace the 1992 Director Plan. The terms of the 1996 Director Plan are essentially the same as the 1992 Director Plan, except that each Eligible Director is automatically granted options to purchase 10,000 shares of common stock at the time of initial election to the Board of Directors, and immediately following the meeting of stockholders every year, each Eligible Director continuing in office after such meeting will automatically be granted options to purchase 2,500 shares of common stock. No additional options will be granted under the 1992 Director Plan, but the rights and privileges of holders of outstanding options under the 1992 Director Plan will not be adversely affected by the 1996 Director Plan.

     In conjunction with the Rasna merger, the Company assumed approximately 522,000 outstanding options on August 1, 1995. These assumed options were granted at prices equal to the fair market value at the date of grant, become exercisable in installments (generally ratably over four years) and expire ten years from the date of grant. The Company does not intend to issue any additional options under the Rasna stock option plan. The number of stock options exercisable under this plan at September 30, 1995 was 191,000.

     The following table summarizes stock option transactions under all plans:

                                                             Stock option
                                                Shares          prices
-------------------------------------------------------    ---------------
Outstanding at September 30, 1992             8,843,237    $  .02 - $22.63
  Granted and assumed                         1,769,386      3.05 -  37.50
  Canceled                                     (166,610)     1.02 -  37.50
  Exercised                                  (2,351,001)      .02 -  22.63
                                             ----------    ---------------
Outstanding at September 30, 1993             8,095,012       .02 -  37.50
  Granted and assumed                         2,258,677      6.11 -  34.75
  Canceled                                     (395,279)      .08 -  37.50
  Exercised                                  (2,532,781)      .02 -  31.00
                                             ----------    ---------------
Outstanding at September 30, 1994             7,425,629       .02 -  37.50
  Granted and assumed                         3,209,313      6.11 -  60.25
  Canceled                                     (441,759)     1.63 -  60.25
  Exercised                                  (2,162,352)      .02 -  37.50
                                             ----------    ---------------
Outstanding at September 30, 1995             8,030,831    $  .02 - $60.25
                                             ==========    ===============

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. While the Company is reviewing the adoption and impact of FAS 123, it is expected that this standard will have no impact on the Company's financial position or results of operations. The Company will be required to adopt FAS 123 in fiscal 1997.

H. STOCK PURCHASE PLAN
 ................................................................................

The 1991 Employee Stock Purchase Plan (the "1991 Purchase Plan") enables eligible employees to purchase the Company's common stock at 85% of the fair market value of the stock on the date an offering commences or on the date an offering terminates, whichever is lower. The 1991 Purchase Plan covers substantially all employees, subject to certain limitations. Each employee may elect to have up to 10% of his or her base pay

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Parametric Technology Corporation

withheld and applied toward the purchase of shares in such offering (provided that the aggregate amount of his or her base pay withheld may not exceed $10,000 in any fiscal year). The 1991 Purchase Plan covers an aggregate of up to 600,000 shares of common stock to be issued and sold to participating employees of the Company through a series of eight, six-month offerings, beginning April 1, 1991. In fiscal 1995, the stockholders approved amendments to the 1991 Purchase Plan to add a series of nine additional six-month offerings, commencing six months apart, beginning April 1, 1995, and to increase the number of shares authorized for issuance under the 1991 Purchase Plan from 600,000 to 1,000,000.

     Purchases under the 1991 Purchase Plan for fiscal 1995, 1994 and 1993 were 77,361, 86,284 and 63,105 shares, generating proceeds to the Company of $2,459,000, $2,031,000 and $1,425,000, respectively. At September 30, 1995, approximately 640,000 shares of common stock were reserved for purchases under the 1991 Purchase Plan.

I. EMPLOYEE BENEFIT PLAN
 ................................................................................

The Board of Directors in 1989 adopted the Parametric Technology Corporation 401(k) Savings Plan (the "Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees. Each employee may elect to contribute to the Plan, through payroll deductions, up to 15% of his or her salary, subject to certain limitations. The Company makes matching contributions on behalf of each participating employee in an amount equal to 50% of the amount contributed by the employee up to a maximum 10% employee contribution. The employee's entitlement to such Company contributions vests at a rate of 25% per year of service.

     For the fiscal years ended September 30, 1995, 1994 and 1993, the Company made matching contributions to the Plan which totaled $1,034,000, $738,000 and $504,000, respectively.

     In conjunction with the Rasna merger, the Company will continue Rasna's 401(k) deferred tax savings plan for former Rasna employees who had contributed funds to the plan, but no new contributions will be accepted. Under Rasna's plan, participants were able to contribute up to 15% of their compensation, subject to certain limitations, and Rasna was able to make discretionary matching contributions. There have been no matching contributions made to the Rasna plan.

J. SUPPLEMENTAL CASH FLOW INFORMATION
 ................................................................................

Cash paid for interest during the fiscal years ended September 30, 1995, 1994 and 1993 was $37,000, $125,000 and $97,000, respectively. Cash paid for income taxes in fiscal 1995, 1994 and 1993 was $40,281,000, $22,279,000 and $9,268,000,
respectively. During fiscal 1995 and 1994, the Company acquired $108,000 and $76,000 of fixed assets under capital leases, respectively.

K. BORROWING ARRANGEMENTS
 ................................................................................

The Company had a $5,000,000 unsecured demand line of credit with a bank, which expired on January 31, 1995. There were no borrowings under this line during fiscal 1995.

     Prior to the Rasna merger, Rasna had a $3,000,000 accounts receivable line of credit available for its use. All amounts borrowed against this line were paid in full prior to the merger date. Borrowings of $600,000 at September 30, 1994 under this line are included in accounts payable and accrued expenses.

L. COMMITMENTS
 ................................................................................

Leasing Arrangements

The Company leases its office facilities and certain equipment under operating leases expiring at various dates through fiscal 2004. The Company also leases computer equipment under capital leases which expire through fiscal 1998.

     At September 30, 1995, future minimum lease payments under capital and operating leases with initial or remaining terms of one or more years are as follows:

                                                       Capital      Operating
(in thousands)                                          leases         leases
--------------------------------------------------------------      ---------
1996                                                      $ 86        $17,934
1997                                                        55         15,048
1998                                                        27          8,775
1999                                                        --          5,345
2000                                                        --          5,214
Subsequent to 2000                                          --          2,890
                                                          ----        -------
  Total minimum lease payments                             168        $55,206
Less amounts representing interest                          15        =======
                                                          ----
Present value of net minimum lease payments               $153
                                                          ====

     Rental expense under operating leases was $15,186,000, $11,122,000 and $7,691,000 for the fiscal years ended September 30, 1995, 1994 and 1993, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Parametric Technology Corporation

M. SEGMENT AND GEOGRAPHIC INFORMATION
 ................................................................................

The Company is engaged in one industry segment: the development, marketing and support of software products for the mechanical segment of the CAD/CAM/CAE (computer-aided design, manufacturing and engineering) industry.

     The Company licenses products to customers on a worldwide basis. Sales and marketing operations outside the United States are conducted principally through the Company's foreign sales subsidiaries throughout Europe and the Far East.

     Intercompany sales and transfers between geographic areas are accounted for at prices which are designed to be representative of unaffiliated party transactions.

(amounts in thousands)                                                 Year ended September 30,
                                             -------------------------------------------------------------------------------
1995                                         North America     Europe    Far East     Corporate    Eliminations      Total
----------------------------------------------------------    -------    --------     ---------    ------------     --------
Revenue from unaffiliated customers
  License                                         $134,412    $76,871     $36,739                                   $248,022
  Service                                           63,427     28,484       9,230                                    101,141
Revenue from unaffiliated export
  Europe                                            28,518                                                            28,518
  Far East                                          16,629                                                            16,629
Intercompany revenue                                92,339     19,422       7,306                    $(119,067)            0
                                                  --------    -------     -------                    ---------      --------
Total revenue                                      335,325    124,777      53,275                     (119,067)      394,310
                                                  --------    -------     -------                    ---------      --------
Operating income                                   112,620      2,547       3,464                                    118,631
Other income/expense                                 1,794       (790)       (226)    $   8,251                        9,029
                                                  --------    -------     -------     ---------                     --------
Income before income taxes                         114,414      1,757       3,238         8,251                      127,660
                                                  --------    -------     -------     ---------                     --------
Identifiable assets                                403,247     46,224      19,263       242,568       (257,575)      453,727
                                                  ========    =======     =======     =========      =========      ========

1994                                         North America     Europe    Far East     Corporate    Eliminations      Total
----------------------------------------------------------    -------    --------     ---------    ------------     --------
Revenue from unaffiliated customers
  License                                         $112,744    $47,312     $14,418                                   $174,474
  Service                                           38,747     13,139       3,370                                     55,256
Revenue from unaffiliated export
  Europe                                            22,721                                                            22,721
  Far East                                          14,523                                                            14,523
Intercompany revenue                                47,353     11,982       4,400                    $ (63,735)            0
                                                  --------    -------     -------                    ---------      --------
Total revenue                                      236,088     72,433      22,188                      (63,735)      266,974
                                                  --------    -------     -------                    ---------      --------
Operating income                                   100,093        777       2,492                                    103,362
Other income/expense                                 2,276       (638)       (120)    $   3,824                        5,342
                                                  --------    -------     -------     ---------                     --------
Income before income taxes                         102,369        139       2,372         3,824                      108,704
                                                  --------    -------     -------     ---------                     --------
Identifiable assets                                281,444     24,678       9,934       173,317       (184,248)      305,125
                                                  ========    =======     =======     =========      =========      ========

1993                                         North America     Europe    Far East     Corporate    Eliminations      Total
----------------------------------------------------------    -------    --------     ---------    ------------     --------
Revenue from unaffiliated customers
  License                                        $  94,234    $18,600    $  1,769                                   $114,603
  Service                                           25,539      5,707         469                                     31,715
Revenue from unaffiliated export
  Europe                                            19,349                                                            19,349
  Far East                                          13,644                                                            13,644
Intercompany revenue                                24,462     13,171       3,779                    $ (41,412)            0
                                                  --------    -------     -------                    ---------      --------
Total revenue                                      177,228     37,478       6,017                      (41,412)      179,311
                                                  --------    -------     -------                    ---------      --------
Operating income                                    65,757        548         197                                     66,502
Other income/expense                                   259        (81)         30    $    2,190                        2,398
                                                  --------    -------     -------     ---------                     --------
Income before income taxes                          66,016        467         227         2,190                       68,900
                                                  --------    -------     -------     ---------                     --------
Identifiable assets                                183,078     13,460       2,037       110,928       (118,528)      190,975
                                                  ========    =======     =======     =========      =========      ========

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       Parametric Technology Corporation

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF PARAMETRIC TECHNOLOGY CORPORATION:
 ................................................................................

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Parametric Technology Corporation and its subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Rasna Corporation, which statements reflect total assets of $17,936,000 at December 31, 1994 and total revenue of $22,718,000 and $16,223,000 for the years ended December 31, 1994 and 1993, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Rasna Corporation, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP

Boston, Massachusetts
October 19, 1995,
except as to Notes F and G
which are as of November 17, 1995

                         SELECTED FINANCIAL DATA /(1)/
                       Parametric Technology Corporation

                 FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                                Year ended September 30,
                                                           ---------------------------------------------------------------
(in thousands, except per share data)                          1995          1994          1993          1992         1991
-------------------------------------------------------------------      --------      --------       -------      -------
Revenue                                                    $394,310      $266,974      $179,311       $98,377      $49,418
Operating income                                            118,631       103,362        66,502        30,818       10,039
Net income                                                   77,362        68,089        43,470        21,036        5,546
Net income per share /(2)/                                     1.20          1.09          0.71          0.35         0.10
Weighted average number of common and dilutive
  common equivalent shares outstanding /(2)/                 64,523        62,526        61,212        59,528       57,544
Total assets                                                453,727       305,125       190,975       119,259       57,417
Working capital                                             317,702       229,878       137,581        73,464       42,224
Long-term obligations                                            76           112           129           262          464
Stockholders' equity                                        370,929       251,178       154,655        85,895       43,841

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                           Fiscal quarter ended
                                                       -------------------------------------------------------
                                                       September 30,       July 1,      April 1,   December 31,
(in thousands, except per share data)                          1995          1995          1995           1994
-------------------------------------------------------------------      --------      --------    -----------
Revenue                                                    $119,244      $105,195       $91,023        $78,848
Gross profit                                                108,092        95,725        82,291         71,884
Operating income                                             34,931        19,492        34,349         29,859
Net income                                                   21,035        13,816        22,736         19,775
Net income per share                                           0.32          0.21          0.36           0.31
Common stock price per share /(3)/:
  High                                                        63.25         50.25         43.75          37.00
  Low                                                         49.00         36.44         32.50          31.50

                                                                           Fiscal quarter ended
                                                       -------------------------------------------------------
                                                       September 30,       July 2,      April 2,     January 1,
(in thousands, except per share data)                          1994          1994          1994           1994
-------------------------------------------------------------------      --------      --------    -----------
Revenue                                                   $  75,924      $ 69,094       $63,532        $58,424
Gross profit                                                 69,409        63,516        58,931         54,086
Operating income                                             28,547        27,443        24,908         22,464
Net income                                                   19,006        18,055        16,289         14,739
Net income per share                                           0.30          0.29          0.26           0.24
Common stock price per share /(3)/:
  High                                                        33.25         31.88         39.50          43.75
  Low                                                         22.38         22.25         27.50          34.75

/(1)/ All financial information presented here has been retroactively restated to reflect the Rasna merger which has been accounted for as a pooling of interests. See Note A of Notes to Consolidated Financial Statements for additional information.

/(2)/ Per-share data and weighted average number of common and dilutive common equivalent shares outstanding have been retroactively adjusted to reflect the one-for-two, one-for-one, and one-for-one stock dividends on all shares of capital stock declared by the Company's Board of Directors on May 16, 1991, February 4, 1992 and February 4, 1993, effective June 27, 1991, February 25, 1992 and February 25, 1993, respectively.

/(3)/ The common stock of the Company is traded on the Nasdaq National Market under the symbol "PMTC". The common stock price shown is based on the Nasdaq daily closing stock price.

                      SUPPLEMENTAL FINANCIAL INFORMATION
                       Parametric Technology Corporation

The Company has not paid cash dividends on its common stock and has historically retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

     On September 30, 1995, the number of stockholders of record of the Company's common stock was 2,021.


INVESTOR INFORMATION
 ................................................................................

Requests for information about the Company should be directed to: Investor Relations, Parametric Technology Corporation, 128 Technology Drive, Waltham, MA 02154. Telephone: (617) 398-5000.

Report on Form 10-K

Stockholders may obtain additional financial information about Parametric Technology from the Company's Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

Annual Meeting

The Annual Meeting of Stockholders will be held on February 8, 1996 at 9:00 A.M. at: Parametric Technology Corporation, 128 Technology Drive, Waltham, MA 02154.

Stock Listing

Nasdaq National Market Symbol: PMTC

General Counsel

Palmer & Dodge, Boston, MA

Independent Accountants

Price Waterhouse LLP, Boston, MA

Transfer Agent and Registrar

American Stock Transfer & Trust Company, New York, NY


DIRECTORS
 ................................................................................

Steven C. Walske
Chairman and Chief Executive Officer,
Parametric Technology Corporation

C. Richard Harrison
President and Chief Operating Officer,
Parametric Technology Corporation

Robert N. Goldman
President and Chief Executive Officer,
Object Design Inc., a software developer

Donald K. Grierson
President and Chief Executive Officer,
ABB Vetco Gray, Inc., an oil services business

Oscar B. Marx, III
President and Chief Executive Officer, TMW Enterprises, a start-up venture in the autoparts industry

Michael E. Porter
Professor, Harvard Business School, an educational institution

Noel G. Posternak
Senior Partner, Posternak, Blankstein & Lund, a law firm


CORPORATE OFFICERS
 ................................................................................

Steven C. Walske
Chairman of the Board of Directors and Chief Executive Officer

C. Richard Harrison
President and Chief Operating Officer

Marc J.L. Dulude
Senior Vice President of Marketing

Edwin J. Gillis
Senior Vice President of Finance and Administration,
Chief Financial Officer and Treasurer

Thomas W. Jensen, Ph.D.
Senior Vice President of Research and Development

David M. Lear
Senior Vice President of Quality and Customer Service

Michael E. McGuinness
Senior Vice President of Sales and Distribution

Martha L. Durcan
Vice President of Administration, Corporate Counsel and Clerk

James F. Kelliher
Vice President of Finance and Assistant Treasurer

John G. Mokas
Controller


Pro/ENGINEER is a registered trademark, and the Parametric Technology Corporation logo is a trademark of Parametric Technology Corporation. All other companies or products referenced herein are trademarks or registered trademarks of their respective holders.