Form 10-K, Exhibit 13
period 1996-09-30
PARAMETRIC TECHNOLOGY CORP
filed 1996-12-24
CIK 857005

                                                                    EXHIBIT 13.1

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
                                              Parametric Technology Corporation

Parametric Technology Corporation is the leading supplier of software tools used to automate the mechanical development of a product from its conceptual design through its release into manufacturing.

     Any forward-looking statements, including projections about growth and the Company's markets or business, are based on certain assumptions made by management. Important information about the basis for those assumptions is contained in "Important Factors Regarding Future Results" beginning on page 25.

RESULTS OF OPERATIONS
---------------------

For the fiscal year ended September 30, 1996, the Company's revenue and net income excluding nonrecurring charges increased 52% and 61%, respectively, over the previous fiscal year. Net income excludes nonrecurring charges in fiscal 1996 of $32,119,000 related to the acquisition of Reflex technology from Greenshire License Co. NV ("Reflex") and the nonrecurring charges in fiscal 1995 of $10,438,000 related to the merger of Rasna Corporation ("Rasna") into the Company and $19,000,000 related to its acquisition of the Conceptual Design and Rendering System ("CDRS") software business from Evans & Sutherland Computer Corporation. Net income excluding the nonrecurring charges as a percentage of revenue was 26% in fiscal 1996 compared to 25% in fiscal 1995. Including the nonrecurring charges, the Company's net income as a percentage of revenue was 23%, 20% and 26% in fiscal 1996, 1995 and 1994, respectively.

The following table sets forth certain consolidated financial data as a percentage of revenue for the fiscal years ended September 30, 1996, 1995 and 1994.

                                                Year ended September 30,
                                                ------------------------
                                                1996      1995       1994
--------------------------------------------------------------------------------
Revenue:
  License                                         74.8%     73.1%      77.3%
  Service                                         25.2      26.9       22.7
--------------------------------------------------------------------------------
    Total revenue                                100.0     100.0      100.0
--------------------------------------------------------------------------------
Cost of revenue:
  License                                          0.8       0.8        0.8
  Service                                          8.6       8.4        7.1
--------------------------------------------------------------------------------
    Total cost of revenue                          9.4       9.2        7.9
--------------------------------------------------------------------------------
Gross profit                                      90.6      90.8       92.1
Operating expenses:
  Sales and marketing                             39.8      41.6       40.4
  Research and development                         6.6       6.5        7.5
  General and administrative                       4.8       5.2        5.5
  Acquisition and related costs                    5.3       7.4       --
--------------------------------------------------------------------------------
    Total operating expenses                      56.5      60.7       53.4
--------------------------------------------------------------------------------
Operating income                                  34.1      30.1       38.7
Other income, net                                  1.9       2.3        2.0
--------------------------------------------------------------------------------
Income before income taxes                        36.0      32.4       40.7
Provision for income taxes                        13.0      12.8       15.2
--------------------------------------------------------------------------------
Net income                                        23.0%     19.6%      25.5%
================================================================================

Excluding acquisition and related costs:
  Operating income                                39.5%     37.6%      38.7%
  Net income                                      26.4%     25.0%      25.5%
================================================================================

Revenue

The Company derives its revenue from the sale and support of software used in the mechanical segment of the CAD/CAM/CAE (computer-aided design, manufacturing and engineering) industry. Revenue growth in fiscal 1996 and 1995 reflects the continued worldwide acceptance of the Company's products and services and the Company's ongoing investment in expanding its worldwide direct sales force. Consistent with fiscal 1995, the Company licensed 91% of its products directly to end-user customers and 9% via third-party distributors in fiscal 1996.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
                                               Parametric Technology Corporation

License and service revenue for fiscal years 1996, 1995 and 1994 were:

(Dollars in
thousands)                1996    Change      1995    Change      1994
--------------------------------------------------------------------------------
License                 $448,699   56%      $288,349    40%      $206,243
  Percentage of
    total revenue             75%                 73%                  77%

Service                 $151,423   43%      $105,961    74%      $ 60,731
  Percentage of
    total revenue             25%                 27%                  23%

Total revenue           $600,122   52%      $394,310    48%      $266,974



The increase in license revenue results from an increase in the number of seats of software licensed and from a higher price realized per seat. A seat of software generally consists of the Company's core product, Pro/ENGINEER(R), together with several other software modules, configured to serve the needs of a single end user. The Company licensed approximately 23,000 seats of software in fiscal 1996, an increase of 45% from fiscal 1995's 15,900 seats, which was 35% higher than fiscal 1994's 11,800 seats. The increase in the number of seats licensed was achieved as a result of continued market penetration of the Company's products. The average price per seat during fiscal 1996 was approximately $19,500, compared with an average price of approximately $18,100 in 1995 and $17,500 in 1994. The average price per seat has increased as a result of customers purchasing configurations of Pro/ENGINEER seats containing more modules and an increase in the percentage of the Company's revenue derived from international markets, where the prices are typically higher than in North America.

   Service revenue is derived from the sale of software maintenance contracts and the performance of training and consulting services. This revenue increased during both fiscal 1996 and 1995 as a result of the growth in the Company's installed customer base and, to a lesser extent, increased training and consulting services performed for these customers. The smaller increase in training and consulting revenue is a result of the Company outsourcing a portion of these services to third parties to allow the Company to focus its resources on increasing its installed base.

Sales by geographic region for fiscal years 1996, 1995 and 1994 were:

(Dollars in
thousands)                1996     Change     1995     Change     1994
--------------------------------------------------------------------------------
North America           $264,880     34%    $197,839     31%     $151,491
  Percentage of
    total revenue             44%                 50%                  57%
Europe                  $207,811     55%    $133,873     61%     $ 83,172
  Percentage of
    total revenue             35%                 34%                  31%
Asia/Pacific            $127,431    104%    $ 62,598     94%     $ 32,311
  Percentage of
    total revenue             21%                 16%                  12%



The Company derived 56%, 50% and 43% of its revenue from sales to international customers in fiscal 1996, 1995 and 1994, respectively. The increase in international revenue is primarily attributable to continued international acceptance of the Company's products and services, the establishment of new subsidiaries and sales offices, and the growth in the sales force in Europe and Asia/Pacific. Export sales were $84,537,000, $45,147,000 and $37,244,000 in fiscal 1996, 1995 and 1994, respectively.

The Company expects that total revenue will increase in fiscal 1997 from continued penetration in the mechanical CAD/CAM/CAE industry, and that international revenue will continue to account for a significant portion of that total growth. Although the Company expects revenues to grow in fiscal 1997, there can be no assurance that quarterly revenue growth rates or geographical growth rates will be comparable with those achieved in fiscal 1996.

Cost of Revenue

(Dollars in
thousands)                 1996    Change      1995    Change      1994
--------------------------------------------------------------------------------
Cost of license          $ 4,642    39%      $ 3,348     65%      $ 2,028
  Percentage of
    license revenue            1%                  1%                   1%
Cost of service          $51,812    57%      $32,970     73%      $19,004
  Percentage of
    service revenue           34%                 31%                  31%

Cost of license revenue consists of the amortization of capitalized computer software costs and costs associated with reproducing software on compact disks, printing user manuals, royalties, packaging and shipping. The absolute increase in cost of license revenue is a result of the increase in the number of seats licensed during each of the last three fiscal years. Cost of service revenue includes costs associated with training and consulting personnel, such as salaries and related costs and travel, and costs related to software maintenance, including costs incurred for customer support personnel and the release of maintenance updates. Increases in cost of service revenue resulted primarily from growth in the staffing necessary to generate and support increased worldwide service revenue and provide ongoing quality customer support to its increasing installed base.

Operating Expenses

(Dollars in
thousands)                1996     Change     1995     Change     1994
--------------------------------------------------------------------------------
Sales and
  marketing             $238,860    46%     $163,918     52%     $107,940
  Percentage of
    total revenue             40%                 42%                  40%
Research and
  development           $ 39,476    54%     $ 25,591     29%     $ 19,882
  Percentage of
    total revenue              7%                  6%                   7%
General and
  administrative        $ 28,557    40%     $ 20,414     38%     $ 14,758
  Percentage of
    total revenue              5%                  5%                   6%
Acquisition and
  related costs         $ 32,119            $ 29,438                   --

Sales and Marketing

Sales and marketing expenses primarily include salaries, sales commissions, travel and facility costs. While sales and marketing expenses as a percentage of revenue have remained relatively constant during the three most recent fiscal years, the absolute increases in these expenses were due principally to worldwide expansion of the sales force and sales commissions associated with higher revenue. Total sales and marketing headcount increased to 1,645 in fiscal 1996 from 1,098 in fiscal 1995 and 790 in fiscal 1994. International sales and marketing expenses represented 58% of total sales and marketing expenses in fiscal 1996, compared with 52% in 1995 and 45% in 1994. These increases are consistent with the growth in international revenue. The Company expects to continue the growth of its worldwide sales and marketing organization during fiscal 1997, reflecting the Company's commitment to focus its resources on increasing its installed base and to continue to expand its global market penetration.

Research and Development

The Company continued to make significant investments in research and development, consisting principally of salaries and benefits, expenses associated with product translations, costs of computer equipment used in software development, and facility expenses. The Company believes that research and development expenditures are essential to maintaining its competitive position in the CAD/CAM/CAE market and expects the expenditure levels to increase in absolute dollars in fiscal 1997.

General and Administrative

General and administrative expenses include the costs of corporate, finance, information technology, human resources and administrative functions of the Company. The absolute increases in these expenses were principally due to the hiring of additional employees, primarily in the international offices, necessary to support the Company's worldwide growth and in the information technology area as the Company expanded its efforts to upgrade its internal management information systems. In fiscal 1997, the Company currently expects that general and administrative expenses will continue to remain relatively constant as a percentage of revenue.

Acquisition and Related Costs

In conjunction with the Reflex acquisition in the fourth quarter of fiscal 1996, the Company recorded a nonrecurring charge of $32,119,000 related to the write-off of purchased research and development in process. In the fourth quarter of fiscal 1995, the Company recorded a nonrecurring charge of $10,438,000, which included approximately $6,028,000 for transaction fees, $1,722,000 for severance-related expenses and $2,688,000 related to integration costs and lease and distributor termination costs in conjunction with the Rasna merger. In conjunction with the CDRS acquisition in the third quarter of fiscal 1995, the Company recorded a nonrecurring charge of $19,000,000 related to the write-off of purchased research and development in process.

Other Income

(Dollars in
thousands)                1996     Change      1995    Change      1994
--------------------------------------------------------------------------------
Other income, net        $11,501    27%       $9,029     69%       $5,342

Other income, net, primarily includes interest income and expense and foreign currency gains and losses. Interest income increased to $13,914,000 in fiscal 1996 from $10,159,000 in fiscal 1995 and $4,642,000 in fiscal 1994 due primarily to higher interest-bearing cash and investment balances. As the international portion of its business continues to increase, a growing percentage of the Company's revenue and expenses

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
                                             Parametric Technology Corporation

is transacted in foreign currencies. To minimize, where possible, foreign exchange gains or losses from fluctuations in foreign exchange rates related to specific foreign currency denominated receivables, the Company has a hedging program, which involves the use of forward foreign exchange contracts in the primary European and Asian currencies. Gains (losses) resulting from foreign currency transactions, including the results of the hedging program, were ($1,389,000), ($781,000) and $222,000 in fiscal 1996, 1995 and 1994, respectively.

Income Taxes and Net Income

(Dollars in
thousands)                1996     Change     1995     Change      1994
--------------------------------------------------------------------------------
Provision for
  income taxes          $ 78,247    56%      $50,298     24%      $40,615
Effective income
  tax rate                    36%                 39%                  37%
Net income              $137,910    78%      $77,362     14%      $68,089

The difference between the effective and statutory federal tax rate was due primarily to the benefits of tax-exempt interest income and the foreign sales corporation, offset by the impact of state income taxes and, in fiscal 1995, the nondeductible acquisition costs associated with the Rasna merger.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------
(Dollars in
thousands)                1996     Change     1995     Change     1994
--------------------------------------------------------------------------------
Cash, cash
  equivalents
  and investments       $456,112     48%    $308,248     46%     $211,049
Working capital         $416,058     31%    $317,702     38%     $229,878
Net cash provided
  by operating
  activities            $229,724     93%    $119,017     41%     $ 84,452
Net cash used
  by investing
  activities           $(144,511)     2%   $(141,270)   491%     $(23,897)
Net cash provided
  (used) by
  financing
  activities            $(25,926)  (202)%   $ 25,354    138%     $ 10,669

Net cash generated by operating activities and proceeds from issuance of the Company's stock under stock plans provided sufficient resources to fund the Company's headcount growth, capital assets needs, stock repurchases and acquisitions in all periods presented.

     The increase in fiscal 1996 and 1995 in cash and cash equivalents provided by operations was due to the higher income before depreciation and amortization, the increases in accounts payable and accrued expenses, accrued compensation, income taxes and deferred revenue, offset by the increase in accounts receivable. Even though accounts receivable increased in absolute dollars by $39,040,000 in fiscal 1996, days sales outstanding was 60 days compared to 61 days in fiscal 1995.

     Excluding the investment of excess cash, investing activities used cash to primarily purchase property and equipment in all three fiscal years and to acquire technology and businesses in fiscal 1996 and 1995. In fiscal 1996, 1995 and 1994, the Company acquired $29,650,000, $12,868,000 and $8,705,000, respectively, of capital equipment consisting principally of computer equipment, software and office equipment. The increase was a result of the growth in employee headcount, continued expansion of its worldwide sales and support operations and increased investment in information technologies and in computer workstations to keep field and development employees current with changes in the hardware and software marketplace. In fiscal 1997, the Company expects to spend at least as much as was spent in fiscal 1996; however, the level of spending will be dependent on various factors, including the growth of the business and general economic conditions.

     Net cash was used by financing activities to primarily repurchase $66,563,000 of the Company's stock in fiscal 1996, offset by proceeds of $40,763,000 from the issuance of the Company's common stock under stock plans. In fiscal 1995 and 1994, net cash was provided by financing activities primarily from the proceeds from issuance of the Company's common stock under stock plans.

     On May 12, 1994, the Company announced that its Board of Directors had authorized a plan that allows the Company to repurchase up to 6,000,000 shares of its common stock. The Company intends to repurchase these shares to partially offset the dilution caused by the exercise of stock options under the Company's option plans and the purchase of shares under the employee stock purchase plan. During fiscal 1996, the Company repurchased 1,779,000 shares, of which 23,000 remained in treasury at September 30, 1996. Since the inception of the plan, the Company has repurchased 2,093,000 shares. Ongoing repurchases will be funded through the use of available cash, cash generated from operations, and cash received for stock option exercises and employee stock purchase plan purchases.

     On July 10, 1996, the Company acquired project modeling and management software (Reflex) technology from Greenshire License Co. NV for $32,119,000, which included the issuance of 113,000 shares of the Company's common stock with a fair value of $5,000,000 at the time of the acquisition and $5,000,000 payable in the fourth quarter of fiscal 1997. Payments of $22,119,000 in fiscal 1996 were from the Company's existing cash balances. The acquisition has been accounted for as a purchase. The purchase price was allocated to purchased research and development in process, as no other tangible or intangible assets were identified. The purchased research and development in process had not reached technological feasibility, had no alternative future use and was valued using expected future cash flows, discounted for risks and uncertainties related to the target markets and the completion of the products that will ultimately be marketed by the Company. As a result, at the date of acquisition, the $32,119,000 allocated to purchased research and development in process was recorded as a nonrecurring charge.

     On August 1, 1995, the Company acquired Rasna by merging it into the Company pursuant to an Agreement and Plan of Merger dated as of May 30, 1995. Based on the number of shares of Rasna common stock outstanding, the Company issued 7,541,000 shares of common stock and reserved 1,045,000 shares of its common stock for outstanding Rasna stock options assumed. The merger was accounted for as a pooling of interests.

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

     The Company believes that existing cash and short-term investment balances, together with cash generated from operations and issuance of the Company's common stock under stock plans, will be sufficient to meet the Company's working capital, financing and capital expenditure requirements through at least fiscal 1997.

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 defines a fair-value method of accounting for employee stock options or similar equity instruments and encourages companies to adopt that method of accounting beginning in fiscal 1997 for the Company. However, FAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company expects to continue to account for stock options and purchases in accordance with APB 25, but beginning in fiscal 1997 will also make pro-forma disclosures of net income and earnings per share as if the fair-value-based method of accounting defined in FAS 123 had been applied.

IMPORTANT FACTORS REGARDING FUTURE RESULTS
------------------------------------------

Information provided by the Company, including information contained in this Annual Report, or by its spokespersons from time to time may contain forward-looking statements concerning projected financial performance, market and industry segment growth, product development and commercialization or other aspects of future operations. Such statements, made pursuant to the safe harbor established by recent securities legislation, are based on the assumptions and expectations of the Company's management at the time such statements are made. The Company cautions investors that its performance (and, therefore, any forward-looking statement) is subject to risks and uncertainties. Various important factors, including but not limited to the following, may cause the Company's future results to differ materially from those projected in any forward-looking statement.

Fluctuations in Operating Results

While the Company's sales cycle varies substantially from customer to customer, a high percentage of the Company's revenue is expected to be realized in the third month of each fiscal quarter and tends to be concentrated in the latter half of that month. The Company's orders early in a quarter will not generally be large enough to assure that it will meet its revenue targets for any particular quarter. In addition, the Company's operating expenses are based on expected future revenue and are relatively fixed for the short term. Accordingly, the

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
                                               Parametric Technology Corporation

Company's quarterly results may be difficult to predict until the end of the quarter, and a shortfall in shipments or contract orders at the end of any particular quarter may cause the results for that quarter to fall short of anticipated levels. In turn, this could adversely impact the market price of the Company's stock and the ability of the Company to meet its working capital, financing and capital expenditure requirements.

Stock Market Volatility

Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company's common stock has been and may continue to be subject to significant fluctuations as a result of factors affecting the computer industry or the securities markets in general. These factors include, but are not limited to, quarterly variations, announcements of technological innovations by the Company or competitors, changes in prices by the Company or competitors, change in product mix, and change in revenue or revenue growth rates for geographic areas or products.

     In addition, a large percentage of the Company's common stock traditionally has been held by institutional investors. Consequently, actions with respect to the Company's common stock by certain of these institutional investors could have a significant impact on the market price for the stock. For more information, please see the Company's proxy statement with respect to its most recent annual meeting of stockholders and Schedules 13D and 13G filed with the U.S. Securities and Exchange Commission with respect to the Company's common stock.

Market Growth

Any Company projections of revenue growth are based on the assumptions that the Company will be able to continue to penetrate the relevant market and add to its industry leadership position and that the mechanical CAD/CAM/CAE market will continue to grow at a predicted annual rate. Failure of these assumptions to materialize could adversely impact the Company's operating results.

Rapid Technological and Market Changes

The mechanical CAD/CAM/CAE industry is highly competitive, and is characterized by rapid technological advances. Accordingly, the Company's ability to realize its expectations will depend on its success at enhancing its current offerings, licensing technology from third parties, developing new products and services that keep pace with developments in technology and meet evolving customer requirements, and delivering those products through appropriate distribution channels. This will require, among other things, correctly anticipating customer needs, hiring and retaining personnel with the necessary skills and creativity, providing adequate funding for the development efforts, and managing distribution channels effectively.

     Failure by the Company to anticipate or respond adequately to technological developments, particularly those by competitors which could make the Company's technology obsolete or noncompetitive, and customer requirements, significant delays in the development, production, testing, marketing, or availability of new or enhanced products or services, or the failure of customers to accept such products or services, could adversely affect the Company's competitive position and operating results.

Possibility of New Product Delays

As is common in the computer software industry, the Company may from time to time experience delays in its product development and "debugging" efforts. Significant delays in developing, completing or shipping new or enhanced products could adversely affect the Company's financial performance. Among other things, such delays could cause the Company to incorrectly predict the fiscal quarter in which revenue from the shipment of the new or enhanced product will be realized and give the Company's competitors a greater opportunity to market competing products.

Management of Growth Through Acquisitions

The Company's product range and customer base have increased in the recent past due in part to acquisitions. The Company may acquire additional businesses or product lines in the future. The probability of success of any acquisition may be dependent upon the Company's ability to integrate the acquired business or products successfully and to retain key personnel associated with the acquisition. Failure to do so, or a material increase in the cost of integration, could cause actual results to differ from those projected in management's forward-looking statements.

Competition

The Company believes that the principal bases for competition in its markets are product functionality, price/performance characteristics, product portability, ease of product use, sales and marketing strength, support services and corporate reputation. In particular, the Company believes that the current success of its Pro/ENGINEER product line is due in part to the mechanical and functional superiority of such products over competitive offerings. The Company is aware of ongoing efforts by competitors, some of whom have greater resources than the Company, to develop equivalent or superior technology and market these products at lower prices. Should a competitor successfully bring such a product to market and be able to sell it at a lower price in the future, the Company's operating results could be adversely affected. The Company's future success will depend in a large part on its ability to license additional products and services to its existing customer base as well as the installed customer bases of traditional mechanical CAD/CAM/CAE suppliers.

Dependence on Key Personnel

The Company's success depends upon its ability to attract and retain highly skilled technical, managerial and sales personnel. While the Company has not to date experienced any significant difficulty in hiring or retaining qualified personnel, competition for such personnel in the computer industry in general, and the mechanical CAD/CAM/CAE industry in particular, is intense. Management's projections necessarily assume that the Company will continue to attract and retain such personnel, and the failure to do so could have a material adverse effect on the Company's ability to develop and market competitive products and its ability to achieve projected operating results.

Risks Associated with International Business

A significant and growing portion of the Company's business comes from outside the United States. A consequence of the increased international business is that a growing percentage of the Company's revenue and expenses is denominated in foreign currencies, which subjects the Company's results of operations to foreign exchange fluctuations. Although the Company enters into forward exchange contracts to offset a portion of the foreign exchange fluctuations, unanticipated foreign events may materially and adversely affect its results. Additional risks associated with international business include, but are not limited to, unexpected changes in regulatory practices and tariffs, staffing and managing foreign operations, longer collection cycles in certain areas, potential changes in tax laws, greater difficulty in protecting intellectual property rights, and general economic and political conditions.

Protection of Intellectual Property and Other Proprietary Rights

The Company regards its software products as proprietary and attempts to protect its intellectual property rights by relying on copyrights, trademarks, patents, and common law safeguards, including trade secret protection, as well as restrictions on disclosures and transferability in its agreements with other parties. Although the Company intends to protect its intellectual property rights, there can be no assurance that the laws of all jurisdictions in which the Company's products are or may be developed, manufactured or sold will afford the same protections to its products and intellectual property, or will be enforced or enforceable by the Company, to the same extent as under the laws of the United States. The software industry is characterized by frequent litigation regarding copyright, patent and other intellectual property rights. While the Company has not, to date, had any significant claims of such nature asserted against it, there can be no assurance that third parties will not assert such claims against the Company with respect to existing or future products or that, if asserted, such claims would be resolved in a satisfactory manner. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company.

Consolidated Balance Sheet


------------------------------------------------------------------------------
                                             Parametric Technology Corporation

                                                                                                          September 30,
                                                                                                   ---------------------------------
(amounts in thousands)                                                                                  1996               1995
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash and cash equivalents                                                                         $201,614           $145,638
  Short-term investments                                                                             232,602            162,610
  Accounts receivable, net of allowance for doubtful accounts of $2,910 and $2,733                   117,273             80,405
Other current assets                                                                                  10,561             11,079
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                             562,050            399,732
Marketable investments                                                                                21,896                 --
Property and equipment, net                                                                           36,517             19,811
Other assets                                                                                          38,754             34,184
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                    $659,217           $453,727
====================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                                             $ 39,416           $ 19,578
  Accrued compensation                                                                                32,186             19,821
  Deferred revenue                                                                                    56,420             37,953
  Income taxes                                                                                        17,970              4,678
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                        145,992             82,030
Other liabilities                                                                                        793                768
Commitments and contingencies
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred stock, $.01 par value;
    5,000 shares authorized; none issued                                                                 --                 --
  Common stock, $.01 par value; 215,000 shares authorized;
    127,452 and 125,129 shares issued                                                                  1,275              1,251
  Additional paid-in capital                                                                         207,039            155,497
  Foreign currency translation adjustment                                                             (1,316)             1,710
  Retained earnings                                                                                  306,638            212,471
  Treasury stock, at cost, 23 and 0 shares                                                            (1,164)                --
  Unrealized loss on investments                                                                         (40)                --
------------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                       512,432            370,929
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                                      $659,217           $453,727
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Income


-------------------------------------------------------------------------------
                                              Parametric Technology Corporation


                                                                               Year ended September 30,
                                                                     --------------------------------------------

(amounts in thousands, except per share data)                           1996              1995               1994
-----------------------------------------------------------------------------------------------------------------

Revenue:
  License                                                           $448,699          $288,349           $206,243
  Service                                                            151,423           105,961             60,731
-----------------------------------------------------------------------------------------------------------------

    Total revenue                                                    600,122           394,310            266,974
-----------------------------------------------------------------------------------------------------------------

Cost of revenue:
  License                                                              4,642             3,348              2,028
  Service                                                             51,812            32,970             19,004
-----------------------------------------------------------------------------------------------------------------

    Total cost of revenue                                             56,454            36,318             21,032
-----------------------------------------------------------------------------------------------------------------

Gross profit                                                         543,668           357,992            245,942
-----------------------------------------------------------------------------------------------------------------

Operating expenses:
  Sales and marketing                                                238,860           163,918            107,940
  Research and development                                            39,476            25,591             19,882
  General and administrative                                          28,557            20,414             14,758
  Acquisition and related costs                                       32,119            29,438                 --
-----------------------------------------------------------------------------------------------------------------

    Total operating expenses                                         339,012           239,361            142,580
-----------------------------------------------------------------------------------------------------------------

Operating income                                                     204,656           118,631            103,362
Interest income                                                       13,914            10,159              4,642
Other income (expense), net                                           (2,413)           (1,130)               700
-----------------------------------------------------------------------------------------------------------------

Income before income taxes                                           216,157           127,660            108,704
Provision for income taxes                                            78,247            50,298             40,615
-----------------------------------------------------------------------------------------------------------------

Net income                                                          $137,910          $ 77,362           $ 68,089
=================================================================================================================

Net income per share                                                $   1.04          $   0.60           $   0.54
=================================================================================================================

Weighted average number of common and dilutive
  common equivalent shares outstanding                               133,211           129,046            125,051
=================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Stockholders' Equity

--------------------------------------------------------------------------------
                                               Parametric Technology Corporation

                                                                       Foreign
                                                       Additional     currency                            Unrealized         Total
                                        Common stock      paid-in  translation  Retained  Treasury stock     loss on  stockholders'
                                        --------------                                    --------------
 (amounts in thousands)                 Shares  Amount    capital   adjustment  earnings  Shares    Cost  investments      equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1993             115,649  $1,156  $ 83,023     $  156    $ 70,320                                   $154,655
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock for
  services and exercise of warrants          92       1       154                                                               155
Issuance of common stock under
  stock plans                             4,924      49    13,966                                                            14,015
Income-tax benefit related to
  incentive stock option plan                              16,326                                                            16,326
Purchase of common stock
  for treasury or retirement               (16)      --      (96)                         (314)     $(4,356)                (4,452)
Issuance of treasury stock under
  stock plans                                                                    (2,896)   314        4,356                  1,460
Foreign currency translation adjustment                                  930                                                   930
Net income                                                                       68,089                                     68,089
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994             120,649   1,206    113,373     1,086    135,513      0            0                251,178
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock for services        35      --         46                                                              46
Issuance of common stock under
  stock plans                             4,517      46     26,127                                                          26,173
Income-tax benefit related to
  incentive stock option plan                               16,040                                                          16,040
Foreign currency translation adjustment                                  578                                                   578
Net income                                                                       77,362                                     77,362
Elimination of Rasna's net activity
  for the three months ended
  December 31, 1994                         (72)    (1)       (89)        46      (404)                                      (448)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995              125,129  1,251    155,497     1,710    212,471      0            0      $ 0       370,929
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock under
  stock plans                              2,210     23     19,084                                                          19,107
Issuance of common stock for
  acquisition                                113      1      4,999                                                           5,000
Income-tax benefit related to
  incentive stock option plan                               27,459                                                          27,459
Purchase of common stock for treasury                                                    (1,779)   (66,563)                (66,563)
Issuance of treasury stock under
  stock plans                                                                   (43,743)  1,756     65,399                  21,656
Foreign currency translation adjustment                               (3,026)                                               (3,026)
Unrealized loss on investments                                                                                    (40)         (40)
Net income                                                                      137,910                                    137,910
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996              127,452 $1,275   $207,039   $(1,316)  $306,638     (23)   $(1,164)      $(40)    $512,432
===================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

--------------------------------------------------------------------------------
                                               Parametric Technology Corporation

                                                                                          Year ended September 30,
                                                                               -----------------------------------------------------

(amounts in thousands)                                                              1996              1995               1994
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income                                                                    $137,910         $  77,362          $  68,089
  Adjustments to reconcile net income to
    net cash provided by operating activities:
    Depreciation and amortization                                                 16,800             9,466              4,814
    Deferred income taxes                                                         (6,420)          (10,599)            (1,304)
    Charge for purchased research and development in process                      32,119            19,000                --
    Changes in assets and liabilities net of effects from acquisitions:
      Increase in accounts receivable                                            (39,040)          (13,129)           (23,753)
      (Increase) decrease in other current assets                                     88            (2,334)             2,045
      (Increase) decrease in other assets                                            205            (4,378)             1,032
      Increase in accounts payable and accrued expenses                           15,377             5,660              3,621
      Increase in accrued compensation                                            12,687             3,131              5,061
      Increase in deferred revenue                                                19,420            16,436              7,028
      Increase in income taxes                                                    40,578            18,402             17,819
------------------------------------------------------------------------------------------------------------------------------------

  Net cash provided by operating activities                                      229,724           119,017             84,452
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Additions to property and equipment, net                                       (29,650)          (12,868)            (8,705)
  Payments for acquisitions                                                      (22,119)          (33,507)                --
  Additions to capitalized computer software costs                                  (815)           (1,132)              (912)
  Proceeds from sale of investments                                              244,645           171,163             68,828
  Purchases of investments                                                      (336,572)         (264,926)           (83,108)
------------------------------------------------------------------------------------------------------------------------------------

  Net cash used by investing activities                                         (144,511)         (141,270)           (23,897)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Repayment of long-term obligations                                                (126)             (175)              (209)
  Short-term borrowings, net                                                          --              (600)              (300)
  Proceeds from issuance of common stock                                          40,763            26,129             15,534
  Purchases of treasury stock                                                    (66,563)               --             (4,356)
------------------------------------------------------------------------------------------------------------------------------------

  Net cash provided (used) by financing activities                               (25,926)           25,354             10,669
------------------------------------------------------------------------------------------------------------------------------------

Elimination of Rasna's net cash activity for the
  three months ended December 31, 1994                                                --              (112)                --
Effects of exchange rate changes on cash                                          (3,311)              447                937
------------------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                         55,976             3,436             72,161
Cash and cash equivalents at beginning of year                                   145,638           142,202             70,041
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                        $201,614          $145,638           $142,202
====================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                              Parametric Technology Corporation

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the financial statements. Certain amounts in the fiscal 1995 and 1994 financial statements have been reclassified to conform to the fiscal 1996 presentation.

     On August 1, 1995, the Company completed its merger with Rasna Corporation ("Rasna"), a developer and marketer of software products for mechanical computer-aided engineering. The merger was accounted for as a pooling of interests. Accordingly, the accompanying consolidated financial statements have been retroactively combined to reflect this transaction.

     Due to the differing year ends of the Company and Rasna, financial information for dissimilar fiscal years has been combined. Rasna's results of operations for its fiscal years ended December 31, 1994 and 1993, were combined with the Company's results of operations for the fiscal years ended September 30, 1994 and 1993, respectively. Balance sheet information as of September 30, 1994 includes the financial position of Rasna as of December 31, 1994 and the Company as of September 30, 1994. Accordingly, Rasna's results of operations for the three months ended December 31, 1994 (including revenue, operating income and net income of $6,832,000, $548,000, and $404,000, respectively) were duplicated in the combined statements of income for fiscal 1995 and 1994. Therefore, Rasna's net income for one of the three-month periods ended December 31, 1994 was eliminated from stockholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

Foreign currency financial statements of international subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at period end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are reflected as a separate component of stockholders' equity. For international subsidiaries where the U.S. dollar is the functional currency, monetary assets and liabilities are translated using exchange rates in effect at period end, nonmonetary assets and liabilities are translated at historical rates, and results of operations are translated at average rates for the period. The resulting foreign currency translation adjustments are included in income. Any gains or losses from foreign exchange transactions are included in income. Currency losses of $1,389,000 and $781,000 and currency gains of $222,000 were recognized in fiscal 1996, 1995 and 1994, respectively.

Revenue Recognition

Revenue is derived from the licensing of computer software products and from service revenue consisting of training, consulting and maintenance. License revenue is recognized upon shipment, unless collection is not reasonably assured. Revenue from software maintenance contracts is recognized ratably over the contract period, and other service revenue is recognized upon performance.

Cash Equivalents and Investments

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Short-term investments are those with maturities in excess of three months but less than one year. Marketable investments are those with maturities in excess of one year but less than two years. All cash equivalents and short-term and marketable investments have been classified as available for sale and are reported at fair value with unrealized gains and losses included in stockholders' equity.

     The Company invests its nonoperating cash in debt instruments of financial institutions, government entities and corporations, and mutual funds. The Company has established guidelines relative to credit ratings, diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its investments.

Concentration of Credit Risk

The Company places its cash, cash equivalents and investments with financial institutions with high credit standing. The Company's customer base consists of large numbers of geographically diverse customers dispersed across many industries. As a result, concentration of credit risk with respect to trade receivables is not significant.

Forward Foreign Exchange Contracts

The Company enters into transactions denominated in foreign currencies and includes the exchange gain or loss arising from such transactions in other income (expense). The Company enters into forward exchange contracts to hedge specific foreign currency denominated receivables, which require the Company to exchange foreign currencies for U.S. dollars at maturity at rates agreed to at inception of the contracts. As of September 30, 1996 and 1995, the Company had approximately $11,766,000 and $1,389,000, respectively, of foreign exchange contracts outstanding. All contracts mature within one year. At September 30, 1996 and for all fiscal years presented, gains and losses associated with exchange rate fluctuations on forward foreign exchange contracts are immaterial. Cash flows from the forward exchange contracts are classified with the related receivables.

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

     Upon retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income.

Capitalized Computer Software Costs and Intangible Assets

The Company incurs costs to develop computer software to be licensed or otherwise marketed to customers. Development costs incurred in the research and development of new software products and enhancements to existing products are expensed in the period incurred unless these costs qualify for capitalization. Capitalized computer software costs are amortized over the economic lives of the related products, typically three years, beginning at their initial shipment date. Capitalized computer software costs of $3,174,000 and $4,380,000, included in other assets, are net of accumulated amortization of $5,672,000 and $3,651,000 at September 30, 1996 and 1995, respectively. Amortization charged to expense was $2,021,000, $1,334,000 and $665,000 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

     Purchased software of $3,400,000 and intangible assets of $11,083,000 (including goodwill of $7,703,000) capitalized in fiscal 1995 were attributable to the acquisition of the Conceptual Design and Rendering System ("CDRS") software business operated by the Design Software Division of Evans & Sutherland Computer Corporation. These assets, included in other assets, are amortized on a straight-line basis, over three and seven years, respectively. Amortization charges related to intangible assets, the majority of which were reflected in general and administrative expenses, totaled $1,580,000 and $725,000 for the fiscal years ended September 30, 1996 and 1995, respectively.

     The Company evaluates the net realizable value of capitalized computer software costs and intangible assets on an ongoing basis relying on a number of factors including operating results, business plans, budgets and economic projections.

Income per Common Share

Income per common share is computed based upon the weighted average number of common and dilutive common equivalent shares outstanding during the year. Fully diluted and primary earnings per common share are the same amounts for each of the years presented. Dilutive common equivalent shares consist of stock options and are calculated using the treasury stock method.

B.  ACQUISITIONS
--------------------------------------------------------------------------------

On July 10, 1996, the Company acquired project modeling and management software ("Reflex") technology from Greenshire License Co. NV for $32,119,000, which included the issuance of 113,000 shares of the Company's common stock with a fair value of $5,000,000 at the time of the acquisition and $5,000,000 payable in the fourth quarter of fiscal 1997. Payments of $22,119,000 in fiscal 1996 were from the Company's existing cash balances. The acquisition has been accounted for as a purchase. The purchase price was allocated to purchased research and development in process, as no other tangible or intangible assets were identified. The purchased research and development in process had not reached technological feasibility, had no alternative future use, and was valued using expected future cash flows, discounted for risks and uncertainties related to the target markets and the completion of the products that will ultimately be marketed by the Company. As a result, at the date of acquisition, the $32,119,000 allocated to purchased research and development in process was recorded as a nonrecurring charge. The operating results of Reflex have not been material in relation to those of the Company, and are included in the Company's consolidated results of operations from the date of acquisition.

     On August 1, 1995, the Company acquired Rasna by merging it into the Company pursuant to an Agreement and Plan of Merger dated as of May 30, 1995. Based on the number of shares of Rasna common stock outstanding, the Company issued 7,541,000 shares of common stock and reserved 1,045,000 shares of its common stock for outstanding Rasna stock options assumed. The merger was accounted for as a pooling of interests. In conjunction with the Rasna merger, the Company recorded a nonrecurring charge of $10,438,000, which included approximately $6,028,000 for transaction fees, $1,722,000 for severance-related expenses, and $2,688,000 related to integration costs and lease and distributor termination costs. At September 30, 1996, accrued expenses include $500,000 for future cash outlays associated with this nonrecurring charge.

     The following information shows revenue and net income of the separate companies during the periods preceding the combination. Adjustments recorded to conform with the accounting policies of the companies were not material to the consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                              Parametric Technology Corporation

                               Nine months ended               Year ended
(in thousands)                      July 1, 1995       September 30, 1994
-------------------------------------------------------------------------
Revenue:
  Parametric                            $252,566                 $244,256
  Rasna                                   22,500                   22,718
-------------------------------------------------------------------------
    Total                               $275,066                 $266,974
=========================================================================

Net income:
  Parametric                            $ 54,809                 $ 66,915
  Rasna                                    2,267                    1,174
-------------------------------------------------------------------------
    Total                               $ 57,076                 $ 68,089
=========================================================================

On April 12, 1995, the Company acquired substantially all of the assets and specified liabilities of CDRS for $33,507,000 in cash, which was paid by the Company from its existing cash balances. The acquisition was accounted for as a purchase. The purchase price has been allocated to the assets acquired, including certain intangible assets, such as purchased computer software and research and development in process, based on their respective fair values. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill ($7,703,000), which is being amortized on a straight-line basis over seven years. In conjunction with the acquisition in the third quarter, the Company recorded a nonrecurring charge of $19,000,000 related to the write-off of purchased research and development in process. CDRS's results of operations have been included in the consolidated results of operations since the date of acquisition.

C.  Investments
--------------------------------------------------------------------------------
The following is a summary of investments held as available-for-sale:

                                         September 30, 1996
                            ---------------------------------------------
                                           Gross        Gross   Estimated
                                      unrealized   unrealized        fair
(in thousands)                  Cost       gains       losses       value
-------------------------------------------------------------------------
Municipal debt
  securities                $269,728        $240        $(270)   $269,698
Mutual funds                  20,422           -            -      20,422
Auction rate
  preferred stock             40,287          10          (10)     40,287
U.S. government
  debt securities             13,233          10          (20)     13,223
-------------------------------------------------------------------------
     Total investments      $343,670        $260        $(300)   $343,630
=========================================================================
Amounts included
  in cash and cash
  equivalents               $ 89,132        $ 10        $ (10)   $ 89,132
Amounts included
  in short-term
  investments                232,522         250         (170)    232,602
Amounts included
  in marketable
  investments                 22,016           -         (120)     21,896
-------------------------------------------------------------------------
    Total investments       $343,670        $260        $(300)   $343,630
=========================================================================

                                         September 30, 1995
                            ---------------------------------------------
                                           Gross        Gross   Estimated
                                      unrealized   unrealized        fair
(in thousands)                  Cost       gains       losses       value
-------------------------------------------------------------------------
Municipal debt
  securities                $191,310        $170       $(170)    $191,310
Mutual funds                  26,417           -           -       26,417
Auction rate
  preferred stock             30,328           -           -       30,328
U.S. government
  debt securities             11,074           -           -       11,074
Corporate debt
  securities                   1,022           -           -        1,022
-------------------------------------------------------------------------
    Total investments       $260,151        $170       $(170)    $260,151
=========================================================================
Amounts included in
  cash and cash
  equivalents               $ 97,541           -           -     $ 97,541
Amounts included in
  short-term
  investments                162,610        $170        $(170)    162,610
-------------------------------------------------------------------------
    Total investments       $260,151        $170        $(170)   $260,151
=========================================================================

Fair values have been determined through information obtained from market sources and management estimates. Realized gains and losses on the sale of each type of security for the years ended September 30, 1996, 1995 and 1994, were immaterial. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

D.  PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------

Property and equipment consists of:

                                                        September 30,
                                                    ---------------------
(in thousands)                                         1996          1995
-------------------------------------------------------------------------
Computer hardware and software                     $ 55,825      $ 31,583
Furniture and fixtures                                6,530         3,633
Leasehold improvements                                4,501         2,672
-------------------------------------------------------------------------
                                                     66,856        37,888

Less: accumulated depreciation
  and amortization                                  (30,339)      (18,077)
-------------------------------------------------------------------------
    Total                                          $ 36,517      $ 19,811
=========================================================================

Depreciation expense totaled $13,171,000, $7,663,000 and $5,007,000 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively. At September 30, 1996 and 1995, property and equipment (principally computer hardware) includes assets under capital leases of $312,000 and $211,000, less accumulated amortization of $167,000 and $75,000, respectively.

E.  INCOME TAXES
--------------------------------------------------------------------------------

In fiscal 1994, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), on a prospective basis. Adoption of FAS 109 by the Company did not have a material impact on the Company's consolidated financial statements. Under FAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Deferred tax expense represents the change in the deferred tax asset or liability balances.

        The provision for income taxes consists of the following:

                                            Year ended September 30,
                                       ---------------------------------
(in thousands)                            1996         1995         1994
------------------------------------------------------------------------
Federal income taxes:
  Current                              $57,880      $30,257      $32,213
  Deferred                              (7,730)       7,068          232
------------------------------------------------------------------------
                                        50,150       37,325       32,445
------------------------------------------------------------------------
State income taxes:
  Current                               10,719        6,113        5,800
  Deferred                                 529        1,997          (94)
------------------------------------------------------------------------
                                        11,248        8,110        5,706
------------------------------------------------------------------------
Foreign income taxes:
  Current                               16,068        3,329        2,464
  Deferred                                 781        1,534           --
------------------------------------------------------------------------
                                        16,849        4,863        2,464
------------------------------------------------------------------------
    Total                              $78,247      $50,298      $40,615
========================================================================

The differences between statutory federal income taxes and the provision for income taxes are as follows:

                                            Year ended September 30,
                                       ----------------------------------
(in thousands)                            1996         1995          1994
-------------------------------------------------------------------------
Statutory federal income taxes         $75,655      $44,681       $38,046
State income taxes, net of
  federal tax benefit                    7,311        5,386         3,709
Tax-exempt interest income              (3,600)      (2,744)       (1,324)
Tax benefit of foreign sales
  corporation                           (6,308)      (3,357)       (1,856)
Other, net                               5,189        4,006         2,040
-------------------------------------------------------------------------
    Subtotal                            78,247       47,972        40,615
Nondeductible acquisition costs             --        2,326            --
-------------------------------------------------------------------------
    Total                              $78,247      $50,298       $40,615
=========================================================================

The components of the net deferred tax asset are as follows:

                                                         September 30,
                                                    ---------------------
(in thousands)                                          1996         1995
-------------------------------------------------------------------------
Deferred tax assets:
  Reserves not currently deductible                  $ 2,901      $ 1,904
  Net operating loss carryforwards                     1,882        5,308
  Amortization of intangible assets                   18,565        8,301
  Research and development credit
    carryforwards                                        409        1,138
  Other                                                1,018        1,344
-------------------------------------------------------------------------
    Total deferred tax assets                         24,775       17,995
-------------------------------------------------------------------------
Deferred tax liabilities:
  Capitalized software                                  (563)        (641)
  Other                                                 (643)        (205)
-------------------------------------------------------------------------
    Total deferred tax liabilities                    (1,206)        (846)
-------------------------------------------------------------------------
Valuation allowance                                     (662)        (662)
-------------------------------------------------------------------------
Net deferred tax asset                               $22,907      $16,487
=========================================================================

The net operating loss carryforwards of $5,381,000 at September 30, 1996 expire between fiscal 1998 and 2000. Ownership changes, as defined in the Internal Revenue Code of 1986, as amended, limit the amount of the net operating loss carryforwards that can be utilized annually. The research and development credit carryforwards expire between fiscal 2006 and 2010. The Company has recorded a valuation allowance for the tax benefit of certain foreign net operating loss carryforwards since realization of these future benefits is not sufficiently assured at September 30, 1996.

F.  COMMON STOCK
--------------------------------------------------------------------------------

On February 8, 1996, the stockholders approved an amendment to the Company's Articles of Organization to increase the number of authorized shares of the Company's common stock from 75,000,000 to 215,000,000. On November 14, 1996, the Company's Board of Directors approved, subject to stockholder approval, an amendment to the Company's Articles of Organization to increase the number of authorized shares of the Company's common stock from 215,000,000 to 350,000,000.

   On February 8, 1996, the Company's Board of Directors declared a one-for-one stock dividend on all shares of common stock, which was payable on February 29, 1996 to all stockholders of record on February 22, 1996. These financial statements and related notes have been retroactively adjusted, as appropriate, to reflect this one-for-one stock dividend.

   On May 12, 1994, the Company announced that its Board of Directors had authorized a plan that allows the Company to repurchase up to 6,000,000 shares of its common stock. The Company intends to repurchase these shares to partially offset the dilution caused by the exercise of stock options under the Company's option plans and the purchase of shares under the

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                               Parametric Technology Corporation

employee stock purchase plan. During fiscal 1996, the Company repurchased 1,779,000 shares at a cost of $66,563,000, of which 23,000 remained in treasury at September 30, 1996. Since the inception of the plan, the Company has repurchased 2,093,000 shares.

G.  STOCK OPTIONS
--------------------------------------------------------------------------------

Under the 1987 Incentive Stock Option Plan (the "1987 Stock Option Plan"), the Board of Directors may grant options to key employees to purchase shares at an option exercise price equal to the fair market value on the date of grant. The options are exercisable at such times, in installments or otherwise, as the Board of Directors may determine. Generally, these options vest ratably over a period of four years and expire ten years from the date of grant. The 1987 Stock Option Plan limits the number of shares that may be granted to any eligible employee in any fiscal year to 1,000,000. In fiscal 1996, the stockholders approved an increase in the number of shares issuable under this plan from 42,792,000 to 48,792,000 and to change the designation of persons eligible to receive options under the 1987 Stock Option Plan to include consultants.

        On November 14, 1996, the Board of Directors approved, subject to stockholder approval, the 1997 Incentive Stock Option Plan (the "1997 Stock Option Plan") for which 6,000,000 shares of common stock have been reserved. The 1997 Stock Option Plan will replace and have terms and conditions similar to those contained in the 1987 Stock Option Plan. No additional options will be granted under the 1987 Stock Option Plan, but the rights and privileges of holders of outstanding options under the 1987 Stock Option Plan will continue under the terms of that plan.

        Under the 1992 Director Stock Option Plan (the "1992 Director Plan"), 640,000 shares of common stock have been reserved. The purpose of the 1992 Director Plan is to attract and retain qualified persons who are not also officers or employees of the Company (the "Eligible Directors") to serve as Directors of the Company and to encourage stock ownership in the Company by such Directors. Options granted under the 1992 Director Plan, at an option price equal to the fair market value on the date of grant, shall become exercisable in four equal annual installments following the date of grant if, and only if, the optionee is a Director of the Company on such anniversary date. The options expire ten years from the date of grant. Options to purchase 80,000 shares of common stock were granted in fiscal 1995 to Eligible Directors of the Company.

        In fiscal 1996, the stockholders approved the 1996 Director Stock Option Plan (the "1996 Director Plan") for which 180,000 shares of common stock have been reserved. The 1996 Director Plan replaces the 1992 Director Plan. The terms of the 1996 Director Plan are essentially the same as the 1992 Director Plan, except that each Eligible Director is automatically granted options to purchase 20,000 shares of common stock at the time of initial election to the Board of Directors; and immediately following the meeting of stockholders every year, each Eligible Director continuing in office after such meeting will automatically be granted options to purchase 5,000 shares of common stock. No additional options will be granted under the 1992 Director Plan, but the rights and privileges of holders of outstanding options under the 1992 Director Plan are not adversely affected by the 1996 Director Plan.

        In conjunction with the Rasna merger, the Company assumed 1,045,000 outstanding options on August 1, 1995. These assumed options were granted at prices equal to the fair market value at the date of grant, become exercisable in installments (generally ratably over four years), and expire ten years from the date of grant. The Company does not intend to issue any additional options under the Rasna stock option plan.

        The following table summarizes stock option transactions under all plans:

                                                              Stock option
                                              Shares              prices
----------------------------------------------------------------------------
Outstanding at September 30, 1993         16,190,024          $  .01 -$18.75
  Granted and assumed                      4,517,354            3.06 - 17.38
  Canceled                                  (790,558)            .04 - 18.75
  Exercised                               (5,065,562)            .01 - 15.50
----------------------------------------------------------------------------
Outstanding at September 30, 1994         14,851,258             .01 - 18.75
  Granted and assumed                      6,418,626            3.06 - 30.13
  Canceled                                  (883,518)            .82 - 30.13
  Exercised                               (4,324,704)            .01 - 18.75
----------------------------------------------------------------------------
Outstanding at September 30, 1995         16,061,662             .01 - 30.13
  Granted                                  5,139,750           33.50 - 48.75
  Canceled                                (1,381,180)            .81 - 42.75
  Exercised                               (3,842,020)            .01 - 30.13
----------------------------------------------------------------------------
Outstanding at September 30, 1996         15,978,212          $  .01 -$48.75
============================================================================
Options exercisable at
  September 30, 1996                       4,554,130
Options available for grant at
  September 30, 1996                       4,784,949

Stock options are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation cost has been recorded in connection with stock option grants under the Company's stock option and employee stock purchase plans. During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 defines a fair-value method of accounting for employee stock options or similar equity instruments and encourages companies to adopt that method of accounting beginning in fiscal 1997 for the Company. However, FAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by APB 25. The Company expects to continue to account for stock options and purchases in accordance with APB 25, but beginning in fiscal 1997 will also make pro-forma disclosures of net income and earnings per share as if the fair-value-based method of accounting defined in FAS 123 had been applied.

H.  STOCK PURCHASE PLAN
--------------------------------------------------------------------------------

The 1991 Employee Stock Purchase Plan (the "1991 Purchase Plan") enables eligible employees to purchase the Company's common stock at 85% of the fair market value of the stock on the date an offering commences or on the date an offering terminates, whichever is lower. The 1991 Purchase Plan covers substantially all employees, subject to certain limitations. Each employee may elect to have up to 10% of his or her base pay withheld and applied toward the purchase of shares in such offering (provided that the aggregate amount of his or her base pay withheld may not exceed $10,000 in any fiscal year). The 1991 Purchase Plan covers an aggregate of up to 2,000,000 shares of common stock to be issued and sold to participating employees of the Company through a series of six-month offerings, beginning April 1, 1991. Purchases under the 1991 Purchase Plan for fiscal 1996, 1995 and 1994 were 169,425, 154,722 and 172,568 shares, generating proceeds to the Company of $4,906,000, $2,459,000 and $2,031,000, respectively. At September 30, 1996, approximately 1,110,000 shares of common stock were reserved for purchases under the 1991 Purchase Plan.

I.  EMPLOYEE BENEFIT PLAN
--------------------------------------------------------------------------------

The Board of Directors in 1989 adopted the Parametric Technology Corporation 401(k) Savings Plan (the "Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees. Each employee may elect to contribute to the Plan, through payroll deductions, up to 15% of his or her salary, subject to certain limitations. The Company makes matching contributions on behalf of each participating employee in an amount equal to 50% of the amount contributed by the employee up to a maximum 10% employee contribution. The employee's entitlement to such Company contributions vests at a rate of 25% per year of service. For the fiscal years ended September 30, 1996, 1995 and 1994 the Company made matching contributions to the Plan which totaled $1,867,000, $1,034,000 and $738,000, respectively.

J.  SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------

Cash paid for interest during the fiscal years ended September 30, 1996, 1995 and 1994 was $169,000, $37,000 and $125,000, respectively. Cash paid for income taxes in fiscal 1996, 1995 and 1994 was $38,853,000, $40,281,000 and
$22,279,000, respectively. During fiscal 1996, 1995 and 1994, the Company acquired $114,000, $108,000 and $76,000 of fixed assets under capital leases, respectively.

K.  COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

Leasing Arrangements
The Company leases its office facilities and certain equipment under operating leases expiring at various dates through fiscal 2003. The Company also leases computer equipment under capital leases which expire through fiscal 1999.
        At September 30, 1996, future minimum lease payments under capital and operating leases with initial or remaining terms of one or more years are as follows:

                                                     Capital    Operating
(in thousands)                                        leases       leases
-------------------------------------------------------------------------
1997                                                    $ 92      $23,174
1998                                                      68       13,024
1999                                                       2        7,453
2000                                                      --        4,672
2001                                                      --        3,287
Subsequent to 2001                                        --        2,182
-------------------------------------------------------------------------
Total minimum lease payments                             162      $53,792
                                                                  =======
Less amounts representing interest                       (13)
------------------------------------------------------------
Present value of net minimum lease payments             $149
============================================================

Rental expense under operating leases was $21,520,000, $15,186,000 and $11,122,000 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

Legal Proceedings
The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management currently believes that resolving these matters will not have a material adverse impact on the Company's financial position or its results of operations.

-------------------------------------------------------

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                               Parametric Technology Corporation

L.  SEGMENT AND GEOGRAPHIC INFORMATION
--------------------------------------------------------------------------------

The Company is engaged in one industry segment: the development, marketing and support of software products for the mechanical segment of the CAD/CAM/CAE (computer-aided design, manufacturing and engineering) industry.
        The Company licenses products to customers on a worldwide basis. Sales and marketing operations outside the United States are conducted principally through the Company's foreign sales subsidiaries throughout Europe and Asia/Pacific.
        Intercompany sales and transfers between geographic areas are accounted for at prices which are designed to be representative of unaffiliated party transactions.

(amounts in thousands)
Year ended September 30,
------------------------------------
1996                                       North America        Europe    Asia/Pacific     Corporate    Eliminations        Total
---------------------------------------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers
  License                                       $182,494      $115,424        $ 75,970                                   $373,888
  Service                                         82,386        43,804          15,507                                    141,697
Revenue from unaffiliated export
  Europe                                          48,583                                                                   48,583
  Asia/Pacific                                    35,954                                                                   35,954
Intercompany revenue                             167,800        29,006          18,835                     $(215,641)           0
---------------------------------------------------------------------------------------------------------------------------------
Total revenue                                    517,217       188,234         110,312                      (215,641)     600,122
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                 182,656        12,048           9,952                                    204,656
Other income (expense)                             1,177          (418)            (17)    $  10,759                       11,501
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                       183,833        11,630           9,935        10,759                      216,157
---------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                              564,107        65,612          37,282       328,037        (335,821)     659,217
=================================================================================================================================


1995                                       North America        Europe    Asia/Pacific     Corporate    Eliminations        Total
---------------------------------------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers
  License                                       $134,412      $ 76,871        $ 36,739                                   $248,022
  Service                                         63,427        28,484           9,230                                    101,141
Revenue from unaffiliated export
  Europe                                          28,518                                                                   28,518
  Asia/Pacific                                    16,629                                                                   16,629
Intercompany revenue                              92,339        19,422           7,306                     $(119,067)           0
---------------------------------------------------------------------------------------------------------------------------------
Total revenue                                    335,325       124,777          53,275                      (119,067)     394,310
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                 112,620         2,547           3,464                                    118,631
Other income (expense)                             1,794          (790)           (226)    $   8,251                        9,029
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                       114,414         1,757           3,238         8,251                      127,660
---------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                              403,247        46,224          19,263       242,568        (257,575)     453,727
=================================================================================================================================


1994                                       North America        Europe    Asia/Pacific     Corporate    Eliminations        Total
---------------------------------------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers
  License                                       $112,744      $ 47,312        $ 14,418                                   $174,474
  Service                                         38,747        13,139           3,370                                     55,256
Revenue from unaffiliated export
  Europe                                          22,721                                                                   22,721
  Asia/Pacific                                    14,523                                                                   14,523
Intercompany revenue                              47,353        11,982           4,400                     $ (63,735)           0
---------------------------------------------------------------------------------------------------------------------------------
Total revenue                                    236,088        72,433          22,188                       (63,735)     266,974
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                 100,093           777           2,492                                    103,362
Other income (expense)                             2,276          (638)           (120)    $   3,824                        5,342
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                       102,369           139           2,372         3,824                      108,704
---------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                              281,444        24,678           9,934       173,317        (184,248)     305,125
=================================================================================================================================

-------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------
                                               Parametric Technology Corporation


To the Stockholders and Board of Directors of Parametric Technology Corporation:
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheet of Parametric Technology Corporation as of September 30, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Parametric Technology Corporation as of September 30, 1995 and for each of the two years in the period ended September 30, 1995 were audited by other auditors whose report dated October 19, 1995, except as to Notes F and G which are as of November 17, 1995, expressed an unqualified opinion on those statements, which was based in part on the report of other auditors.
        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
        In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parametric Technology Corporation as of September 30, 1996, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.

Boston, Massachusetts
October 16, 1996

------------------------------------------------------

Selected Financial Data /(1)/
--------------------------------------------------------------------------------
                                               Parametric Technology Corporation

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  Year ended September 30,
                                                            ---------------------------------------------------------------------
(in thousands, except per share data)                           1996         1995          1994              1993          1992
---------------------------------------------------------------------------------------------------------------------------------
Revenue                                                     $600,122     $394,310      $266,974          $179,311        $ 98,377
Operating income                                             204,656      118,631       103,362            66,502          30,818
Net income                                                   137,910       77,362        68,089            43,470          21,036
Net income per share /(2)/                                      1.04         0.60          0.54              0.36            0.18
Weighted average number of common and dilutive
  common equivalent shares outstanding /(2)/                 133,211      129,046       125,051           122,424         119,055
Total assets                                                 659,217      453,727       305,125           190,975         119,259
Working capital                                              416,058      317,702       229,878           137,581          73,464
Stockholders' equity                                         512,432      370,929       251,178           154,655          85,895
Excluding acquisition and related costs /(3)/:
  Net income                                                 158,402       98,500        68,089            43,470          21,036
  Net income per share /(2)/                                    1.19         0.76          0.54              0.36            0.18


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Fiscal quarter ended
                                                                    --------------------------------------------------------------
                                                                    September 30,      June 29,         March 30,     December 30,
(in thousands, except per share and stock price data)                        1996          1996              1996             1995
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                  $177,128      $157,104          $140,493         $125,397
Gross profit                                                              160,607       143,014           127,104          112,943
Operating income                                                           38,664        62,173            55,086           48,733
Net income                                                                 26,433        41,620            36,837           33,020
Net income per share /(2)/                                                   0.20          0.31              0.28             0.25
Excluding acquisition and related costs /(3)/:
  Net income                                                               46,925        41,620            36,837           33,020
  Net income per share /(2)/                                                 0.35          0.31              0.28             0.25
Common stock prices /(4)/:
  High                                                                      51.63         48.75             39.13            35.63
  Low                                                                       37.38         34.38             27.13            27.38


                                                                                     Fiscal quarter ended
                                                                    --------------------------------------------------------------
                                                                    September 30,       July 1,          April 1,     December 31,
(in thousands, except per share and stock price data)                        1995          1995              1995             1994
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                  $119,244      $105,195           $91,023          $78,848
Gross profit                                                              108,092        95,725            82,291           71,884
Operating income                                                           34,931        19,492            34,349           29,859
Net income                                                                 21,035        13,816            22,736           19,775
Net income per share /(2)/                                                   0.16          0.11              0.18             0.16
Excluding acquisition and related costs /(3)/:
Net income                                                                 30,241        25,748            22,736           19,775
Net income per share /(2)/                                                   0.23          0.20              0.18             0.16
Common stock prices /(4)/:
  High                                                                      31.63         25.13             21.88            18.50
  Low                                                                       24.50         18.22             16.25            15.75

/(1)/ All financial information presented here has been retroactively restated to reflect the fiscal 1995 Rasna merger which has been accounted for as a pooling of interests. See Note A of Notes to Consolidated Financial Statements for additional information.
/(2)/ Per-share data and weighted average number of common and dilutive common equivalent shares outstanding have been retroactively adjusted to reflect the one-for-one stock dividends on all shares of capital stock declared by the Company's Board of Directors on February 4, 1992, February 4, 1993 and February 8, 1996, effective February 25, 1992, February 25, 1993 and
February 29, 1996, respectively.
/(3)/ The acquisition and related costs consist of $32,119,000 in the fourth quarter of fiscal 1996 related to the acquisition of Reflex technology from Greenshire License Co. NV, $10,438,000 related to the merger of Rasna Corporation into the Company in the fourth quarter of fiscal 1995 and $19,000,000 in the third quarter of fiscal 1995 related to its acquisition of the Conceptual Design and Rendering System software business from Evans & Sutherland Computer Corporation. See Note B of Notes to Consolidated Financial Statements for additional information.
/(4)/ The common stock of the Company is traded on the Nasdaq National Market under the symbol "PMTC". The common stock prices shown are based on the Nasdaq daily closing stock price.

Supplemental Financial Information
--------------------------------------------------------------------------------
                                               Parametric Technology Corporation

        The Company has not paid cash dividends on its common stock and has historically retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.
        On September 30, 1996, the number of stockholders of record of the Company's common stock was 2,619.


Investor Information
--------------------------------------------------------------------------------
Requests for information about the Company should be directed to: John W. Hudson, Vice President of Investor Relations, Parametric Technology
Corporation, 128 Technology Drive, Waltham, MA 02154. Telephone: (617)
398-5000.

Report on Form 10-K
Stockholders may obtain additional financial information about Parametric Technology from the Company's Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

Annual Meeting
The Annual Meeting of Stockholders will be held on February 13, 1997 at 9:00 a.m. at: Parametric Technology Corporation, 128 Technology Drive, Waltham, MA 02154.

Stock Listing
Nasdaq National Market Symbol: PMTC

General Counsel
Palmer & Dodge LLP, Boston, MA

Independent Accountants
Coopers & Lybrand L.L.P., Boston, MA

Transfer Agent and Registrar
American Stock Transfer & Trust Company, New York, NY


For updated financial information, visit our website at www.ptc.com


Directors
--------------------------------------------------------------------------------
Steven C. Walske
   Chairman and Chief Executive Officer,
   Parametric Technology Corporation
C. Richard Harrison
   President and Chief Operating Officer,
   Parametric Technology Corporation
Robert N. Goldman
   Chief Executive Officer and President,
   Object Design Inc., a software developer
Donald K. Grierson
   Chief Executive Officer and President,
   ABB Vetco Gray, Inc., an oil services business
Oscar B. Marx, III
   Chief Executive Officer and President,
   TMW Enterprises, a start-up venture in the autoparts industry
Michael E. Porter
   Professor, Harvard Business School, an educational institution
Noel G. Posternak
   Senior Partner, Posternak, Blankstein & Lund L.L.P., a law firm


Corporate Officers
--------------------------------------------------------------------------------
Steven C. Walske
   Chairman of the Board of Directors and Chief Executive Officer
C. Richard Harrison
   President and Chief Operating Officer
Edwin J. Gillis
   Executive Vice President of Finance and Administration,
   Chief Financial Officer and Treasurer
Michael E. McGuinness
   Executive Vice President of Sales
Kirk D. Bowman
   Senior Vice President of Business Development
Robert C. Gremley
   Senior Vice President, Professional Services
Donald R. Henrich
   Senior Vice President of Marketing
Thomas W. Jensen, Ph.D.
   Senior Vice President of Research and Development
Martha L. Durcan
   Vice President, Corporate Counsel and Clerk
James F. Kelliher
   Vice President of Finance and Assistant Treasurer
John G. Mokas
   Controller


Design: Beagan Design   Photography: Rubenstein Photography   Printing:
Daniels Printing

Pro/ENGINEER and Parametric Technology Corporation are registered trademarks and all product names in the PTC product family and the PTC logo are trademarks of Parametric Technology Corporation in the United States and other countries. All other companies and products referenced herein have trademarks or registered trademarks of their respective holders.