Form 10-K405, Exhibit 13
period 1997-09-30
PARAMETRIC TECHNOLOGY CORP
filed 1997-12-29
CIK 857005

                                                                    EXHIBIT 13.1


                                PARAMETRIC TECH
--------------------------------------------------------------------------------


Management's Discussion and Analysis
------------------------------------
of Financial Condition and Results of Operations


Parametric Technology Corporation is the leading supplier of software tools used to automate the mechanical development of a product from its conceptual design through production.

     Any forward-looking statements, including projections about growth and the Company's business, are based on certain assumptions made by management. Important information about the basis for those assumptions and factors that may cause actual results to differ materially from those projected is contained in "Proposed Acquisition" and "Important Factors Regarding Future Results."


Proposed Acquisition

On November 4, 1997, the Company announced that it had entered into an agreement to acquire Computervision Corporation ("Computervision") in a stock-for-stock transaction. Under the terms of the proposed transaction, each share of Computervision common stock will be exchanged for .0866 shares of the Company's common stock and Computervision will become a wholly-owned subsidiary of the Company. The transaction is intended to be accounted for as a pooling of interests and to qualify as a tax-free reorganization. Subject to several conditions, including approval of Computervision's shareholders, the transaction is expected to close in the second quarter of fiscal 1998. The discussion and analysis below, except where otherwise noted, do not reflect the effects of the transaction. As a pooling of interests, upon completion of the transaction, the historic results of Computervision will be combined with those of the Company. In addition, the Company expects to recognize a non-recurring charge of approximately $75,000,000 to $95,000,000 related to certain merger-related, debt prepayment, consolidation and integration expenses during the quarter in which the transaction closes. Also, the Company will assume approximately $240,000,000 in debt from Computervision, and expects to use cash and short-term investment balances to repay a substantial portion of such debt.


Results of Operations

For the fiscal year ended September 30, 1997, the Company's revenue and net income increased 35% and 38%, respectively, over the previous fiscal year, excluding a non-recurring acquisition related charge in fiscal 1996. For the fiscal year ended September 30, 1996, revenue and net income excluding non-recurring acquisition related charges increased 52% and 61%, respectively, over fiscal year 1995. For the fiscal year ended September 30, 1997, net income as a percentage of revenue was 27% as compared to 26% and 25%, excluding the non-recurring acquisition related charges, in fiscal 1996 and 1995, respectively. Operating income as a percentage of revenue was 40% in fiscal 1997 compared to 39% and 38%, excluding the non-recurring acquisition related charges, in fiscal 1996 and 1995, respectively. Net income for fiscal year 1996 excludes a non-recurring acquisition related charge of $32,119,000 related to the acquisition of Reflex technology ("Reflex"). Net income for fiscal year 1995 excludes the non-recurring acquisition related charges of $10,438,000 related to the merger of Rasna Corporation ("Rasna") into the Company and $19,000,000 related to the acquisition of the Conceptual Design and Rendering System ("CDRS") software business. Including the non-recurring acquisition related charges, the Company's net income as a percentage of revenue was 27%, 23% and 20% in fiscal 1997, 1996 and 1995, respectively.

     The following table sets forth certain consolidated financial data as a percentage of revenue for the fiscal years ended September 30, 1997, 1996 and 1995.


PARAMETRIC TECHNOLOGY CORPORATION                                             21

Management's Discussion and Analysis of Financial Condition and Results of Operations



                                                Year ended September 30,
------------------------------------------------------------------------
                                                 1997     1996     1995
------------------------------------------------------------------------
Revenue:
 License                                         73.2%    74.8%    73.1%
 Service                                         26.8     25.2     26.9
------------------------------------------------------------------------
   Total revenue                                100.0    100.0    100.0
------------------------------------------------------------------------
Cost of revenue:
 License                                          1.0      0.8      0.8
 Service                                          8.4      8.6      8.4
------------------------------------------------------------------------
   Total cost of revenue                          9.4      9.4      9.2
------------------------------------------------------------------------
Gross profit                                     90.6     90.6     90.8
Operating expenses:
 Sales and marketing                             38.8     39.8     41.6
 Research and development                         6.6      6.6      6.5
 General and administrative                       4.8      4.8      5.2
 Non-recurring acquisition
  and related costs                                 -      5.3      7.4
------------------------------------------------------------------------
   Total operating expenses                      50.2     56.5     60.7
------------------------------------------------------------------------
Operating income                                 40.4     34.1     30.1
Other income, net                                 1.3      1.9      2.3
------------------------------------------------------------------------
Income before income taxes                       41.7     36.0     32.4
Provision for income taxes                       14.6     13.0     12.8
------------------------------------------------------------------------
Net income                                       27.1%    23.0%    19.6%
========================================================================
Excluding acquisition and related costs:
 Operating income                                40.4%    39.5%    37.6%
 Net income                                      27.1%    26.4%    25.0%
========================================================================


Revenue

The Company derives its revenue from the sale and support of software used in the mechanical segment of the CAD/CAM/CAE (computer-aided design, manufacturing and engineering) industry. In fiscal 1997, the Company licensed 93% of its products directly to end-user customers and 7% via third-party distributors as compared with 91% directly to end-user customers and 9% via third party distributors in both fiscal 1996 and 1995. The overall revenue growth in fiscal 1997 and 1996 reflects the continued worldwide acceptance of the Company's products and services and the Company's ongoing investment in expanding its worldwide direct sales force.

     License and service revenue for fiscal years 1997, 1996 and 1995 were:

--------------------------------------------------------------------------
(dollars in thousands)        1997   Change       1996   Change       1995
--------------------------------------------------------------------------
License                   $591,849     32%    $448,699     56%    $288,349
 Percentage                    73%                 75%                73%
  of total
  revenue
Service                   $216,947     43%    $151,423     43%    $105,961
 Percentage                    27%                 25%                27%
  of total
  revenue
Total revenue             $808,796     35%    $600,122     52%    $394,310

     The increase in license revenue results from an increase in the number of seats of software licensed and from a higher price realized per seat. A seat of software generally consists of various software products configured to serve the needs of a single end-user. The Company licensed approximately 29,950 seats of software in fiscal 1997, an increase of 30% from fiscal 1996's 23,000 seats, which was 45% higher than fiscal 1995's 15,900 seats. The increase in the number of seats licensed was achieved as a result of continued market penetration of the Company's products, with strong growth in fiscal 1997 in North America. The decrease in license revenue growth from 56% to 32% is due in part to the lower rate of growth of international license revenue. The average price per seat during fiscal 1997 was approximately $19,800, compared with an average price of approximately $19,500 in 1996 and $18,100 in 1995. The average price per seat has increased as a result of customers purchasing configurations of software seats containing more modules.

     Service revenue is derived from the sale of software maintenance contracts and the performance of training and consulting services. This revenue increased during both fiscal 1997 and 1996 as a result of the growth in the Company's installed customer base and, to a lesser extent, increased training and consulting services performed for these customers.

Sales by geographic region for fiscal years 1997, 1996 and 1995 were:

--------------------------------------------------------------------------
(dollars in thousands)        1997   Change       1996   Change       1995
--------------------------------------------------------------------------
North America             $370,676     40%    $264,880     34%    $197,839
 Percentage                    46%                 44%                 50%
  of total
  revenue
Europe                    $272,125     31%    $207,811     55%    $133,873
 Percentage                    34%                 35%                 34%
  of total
  revenue
Asia/Pacific              $165,995     30%    $127,431    104%    $ 62,598
 Percentage                    20%                 21%                 16%
  of total
  revenue

     The Company derived 54%, 56% and 50% of its revenues from sales to international customers in fiscal 1997, 1996 and 1995, respectively. Direct export sales were $127,715,000, $84,537,000 and $45,147,000 in fiscal 1997, 1996 and 1995, respectively. The decrease in the percentage of revenue derived from international sales from fiscal 1996 to fiscal 1997 is attributable primarily to the strengthening of the dollar in relation to the yen and the major European currencies and to weaker revenues in Japan due to internal execution issues. The Company has taken measures to strengthen its sales and support infrastructure in Japan and to rebuild capacity in order to re-accelerate revenue growth in this region, but does not expect Japan's year-over-year revenue growth to contribute to overall revenue growth until at least the second quarter of fiscal 1998.

     The Company expects that total revenue will increase in fiscal 1998 from continued penetration in the mechanical CAD/CAM/CAE industry. However, the rate of continued revenue growth in fiscal 1998 depends upon the Company's ability to implement recent measures taken to strengthen results in Japan, adequately manage exposure to foreign currency fluctuations, continue to penetrate the mechanical segment of the CAD/CAM/CAE industry, attract and retain skilled personnel, and deliver timely product enhancements. In addition, there can be no assurance that quarterly revenue growth rates or growth rates for particular geographic areas will be comparable to those in fiscal 1997. Fiscal 1998 performance could also be affected by the efforts to integrate Computervision's operations with those of the Company and the success of those integration efforts.

Cost of Revenue

------------------------------------------------------------------------
(dollars in thousands)        1997   Change      1996   Change      1995
------------------------------------------------------------------------
Cost of license            $ 8,233     77%    $ 4,642     39%    $ 3,348
 Percentage                     1%                 1%                 1%
  of license
  revenue
Cost of service            $68,259     32%    $51,812     57%    $32,970
 Percentage                    31%                34%                31%
  of service
  revenue

     Cost of license revenue consists of the amortization of capitalized computer software costs, costs associated with reproducing and distributing software and documentation, and royalties. The absolute increase in cost of license revenue is a result of the increase in the number of seats licensed and the variable costs associated with software media, documentation and royalties during each of the last three fiscal years. Cost of service revenue includes costs associated with training and consulting personnel, such as salaries and related costs and travel, and costs related to software maintenance, including costs incurred for customer support personnel and the release of maintenance updates. Absolute increases in cost of service revenue resulted primarily from growth in the staffing necessary to generate and support increased worldwide service revenue and provide ongoing quality customer support to its increasing installed base. As a percentage of revenue, total cost of revenue has remained constant at 9% over the past three fiscal years.

Operating Expenses

--------------------------------------------------------------------------
(dollars in thousands)        1997   Change       1996   Change       1995
--------------------------------------------------------------------------
Sales and
 marketing                $313,785     31%    $238,860     46%    $163,918
 Percentage                    39%                 40%                 42%
  of total
  revenue
Research and
 development              $ 53,236     35%    $ 39,476     54%    $ 25,591
 Percentage                     7%                  7%                  6%
  of total
  revenue
General and
 administrative           $ 38,699     36%    $ 28,557     40%    $ 20,414
 Percentage                     5%                  5%                  5%
  of total
  revenue
Non-recurring
 acquisition and
 related costs                   -            $ 32,119            $ 29,438


PARAMETRIC TECHNOLOGY CORPORATION                                             23

Management's Discussion and Analysis
------------------------------------
of Financial Condition and Results of Operations


Sales and Marketing

Sales and marketing expenses primarily include salaries, sales commissions, travel and facility costs. These expenses also include programs aimed at increasing revenues, such as advertising, trade shows, and various sales and promotional seminar programs. While sales and marketing expenses as a percentage of revenue have declined slightly over the three most recent fiscal years, the absolute increases in these expenses were due principally to worldwide expansion of the sales force and sales commissions associated with higher revenue. Total sales and marketing headcount increased to 2,093 in fiscal 1997 from 1,645 in fiscal 1996 and 1,098 in fiscal 1995. International sales and marketing expenses represented 60% of total sales and marketing expenses in fiscal 1997, compared with 58% in 1996 and 52% in 1995. The Company expects to continue the growth of its worldwide sales and marketing organization during fiscal 1998, reflecting the Company's commitment to focus its resources on expanding worldwide acceptance for its products. The Company's ability to meet this expectation depends primarily upon its ability to attract and retain highly skilled technical, managerial and sales personnel.


Research and Development

The Company continued to make investments in research and development, consisting principally of salaries and benefits, expenses associated with product translations, costs of computer equipment used in software development and facility expenses. The Company believes that research and development expenditures are essential to maintaining its competitive position in the CAD/CAM/CAE industry and expects the expenditure levels to increase in absolute dollars in fiscal 1998. Research and development expenses as a percentage of revenues remained consistent at 6.6% in fiscal 1997 as compared with 6.6% and 6.5% in fiscal 1996 and 1995, respectively.


General and Administrative

General and administrative expenses include the costs of the corporate, finance, information technology, human resources and administrative functions of the Company. The absolute increases in these expenses were principally due to the hiring of additional employees necessary to support the Company's worldwide growth, and in the information technology area as the Company upgraded its internal management information systems. As a percentage of revenue, general and administrative expenses were 4.8% in fiscal 1997 as compared with 4.8% and 5.2% in fiscal 1996 and 1995, respectively.


Non-recurring Acquisition and Related Costs

The Company recorded a non-recurring acquisition related charge of $32,119,000 related to the write-off of purchased research and development in process in conjunction with the Reflex acquisition in the fourth quarter of fiscal 1996. In the fourth quarter of fiscal 1995, the Company recorded a non-recurring acquisition related charge of $10,438,000 in conjunction with the Rasna merger consisting primarily of transaction fees and costs associated with integrating the businesses. In conjunction with the CDRS acquisition in the third quarter of fiscal 1995, the Company recorded a non-recurring charge of $19,000,000 related to the write-off of purchased research and development in process.

Other Income

------------------------------------------------------------------------
(dollars in thousands)        1997   Change       1996   Change     1995
------------------------------------------------------------------------
Other income,
 net                       $10,625     (8)%    $11,501     27%    $9,029

     Other income, net, primarily includes interest income, foreign currency gains and losses, and the costs associated with managing the Company's foreign exchange exposure. Interest income increased to $17,096,000 in fiscal 1997 from $13,914,000 in fiscal 1996 and $10,159,000 in fiscal 1995 due primarily to higher average cash and investment balances partially offset by lower average annual returns. As the international portion of its business continues to expand, a growing percentage of the Company's revenue and expenses is transacted in foreign currencies. In order to reduce its exposure to fluctuations in foreign exchange rates, the Company from time to time engages in hedging transactions involving the use of forward foreign exchange contracts and foreign exchange option contracts in the primary European and Asian currencies.

Income Taxes and Net Income

-------------------------------------------------------------------------
(dollars in thousands)        1997   Change       1996   Change      1995
-------------------------------------------------------------------------
Provision for
 income taxes             $118,024     51%    $ 78,247     56%    $50,298
 Effective                     35%                 36%                39%
  income
  tax rate
Net income                $219,185     59%    $137,910     78%    $77,362

     The difference between the effective and statutory federal tax rate was due primarily to the benefits of tax exempt interest income and the income from foreign sales corporation, offset by the impact of state income taxes and, in fiscal 1995, the non-deductible acquisition costs associated with the Rasna merger. The effective tax rate decreased to 35% in fiscal 1997 from 36% in fiscal 1996 primarily due to tax credits.


Liquidity and Capital Resources

-----------------------------------------------------------------------------
(dollars in thousands)         1997    Change     1996     Change     1995
-----------------------------------------------------------------------------
Cash, cash
 equivalents
 and
 investments              $ 554,324      22%   $ 456,112     48%    $ 308,248
Working
 capital                  $ 503,983      21%   $ 416,058     31%    $ 317,702
Net cash
 provided
 by operating
 activities               $ 266,335      16%   $ 229,724     93%    $ 119,017
Net cash used
 by investing
 activities               $(188,285)    (30)%  $(144,511)    (2)%   $(141,270)
Net cash
 provided
 (used) by
 financing
 activities               $(119,379)   (360)%  $ (25,926)  (202)%   $  25,354

     Net cash generated by operating activities and proceeds from issuance of the Company's stock under stock plans provided sufficient resources to fund the Company's headcount growth, capital assets needs, stock repurchases and acquisitions in all periods presented.

     The increase in fiscal 1997 and 1996 in cash and cash equivalents provided by operations was primarily due to higher net income before depreciation and amortization, and increases in accounts payable and accrued expenses, accrued compensation, income taxes and deferred revenue, offset by increases in accounts receivable and other current assets.

     Excluding the investment of excess cash, investing activities for the periods presented used cash primarily to purchase property and equipment and to acquire technology and businesses. In fiscal 1997, 1996 and 1995, the Company acquired $28,809,000, $29,650,000 and $12,868,000, respectively, of capital equipment consisting principally of computer equipment, computer software and office equipment. In fiscal 1998, the Company expects to spend at least as much as was spent in fiscal 1997, but the level of spending will be dependent on various factors, including the growth of the business and general economic conditions.

     Net cash was used by financing activities in fiscal 1997 and 1996 primarily to repurchase $184,780,000 and $66,563,000, respectively, of the Company's stock, offset by proceeds of $65,514,000 and $40,763,000 from the issuance of the Company's common stock under stock plans. In fiscal 1995, net cash was provided by financing activities primarily from issuance of the Company's common stock under stock plans.

     On May 12, 1994, the Company announced that its Board of Directors had authorized a plan that allowed the Company to repurchase up to 6,000,000 shares of its common stock. During fiscal 1997, the Company repurchased 3,720,000 shares at a cost of $184,780,000, of which 524,000 remained in treasury at September 30, 1997, to partially offset the dilution caused by the exercise of stock options under the Company's option plans and the purchase of shares under the employee stock purchase plan. Since the inception of the plan, the Company has repurchased 5,813,000 shares. The repurchases have been funded through the use of available cash, cash generated from operations and cash received from stock option exercises and stock purchase plan purchases. On September 11, 1997, the Company announced that its Board of Directors had authorized an increase in the number of shares of common stock that the Company may repurchase under the repurchase program from 6,000,000 to 12,000,000 shares. In anticipation of the Computervision acquisition, the Company has suspended repurchases and the Board of Directors has rescinded authorization of the repurchase program.


PARAMETRIC TECHNOLOGY CORPORATION                                             25

Management's Discussion and Analysis of Financial Condition and Results of Operations


     On July 10, 1996, the Company acquired project modeling and management software (Reflex) technology for $32,119,000, which included the issuance of 113,000 shares of the Company's common stock with a fair value of $5,000,000 at the time of the acquisition. Payments of $5,000,000 in fiscal 1997 and $22,119,000 in fiscal 1996 were from the Company's existing cash balances. The acquisition has been accounted for as a purchase. The purchase price was allocated to purchased research and development in process, as no other tangible or intangible assets were identified. The purchased research and development in process had not reached technological feasibility, had no alternative future use and was valued using expected future cash flows, discounted for risks and uncertainties related to the target markets and the completion of the products. As a result, at the date of acquisition, the $32,119,000 allocated to purchased research and development in process was recorded as a non-recurring charge.

     The Company believes that existing cash and short-term investment balances together with cash generated from operations and the issuance of the Company's common stock under stock plans will be sufficient to meet the Company's working capital, financing and capital expenditure requirements through at least fiscal 1998. Following completion of the Computervision acquisition, the Company expects to use its existing cash and short-term investment balances to repay a substantial portion of Computervision's $240,000,000 of debt and the $75,000,000 to $95,000,000 of merger-related, debt prepayment, consolidation and integration expenses that will be recorded as a non-recurring charge.


Recent Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 establishes a different method of computing net income per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS No. 128, the Company will be required to present both basic net income per share and diluted net income per share. The Company plans to adopt SFAS No. 128 in its first quarter of fiscal 1998 and at that time all historical net income per share data presented will be restated as follows to conform to the provisions of SFAS No. 128:

---------------------------------------------------
                                 1997   1996   1995
---------------------------------------------------
Basic net income per share      $1.72  $1.09  $0.63
Diluted net income per share    $1.64  $1.04  $0.60

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. Management has not yet evaluated the effects of this change on its reporting of income. The Company will adopt SFAS No. 130 for its fiscal year ending September 30, 1999.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenue. Management is currently evaluating the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 for its fiscal year ending September 30, 1999.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supersedes SOP 91-1, "Software Revenue Recognition." The Company will adopt SOP 97-2 for its fiscal year ending September 30, 1999 and does not expect any material impact on its revenue recognition policies.


Financial Risk Management

In January 1997, the U.S. Securities and Exchange Commission issued Financial Reporting Release No. 48 which expands disclosure requirements for certain derivative and other financial instruments. The Company adopted the sensitivity analysis approach effective in the fourth quarter of fiscal 1997. The sensitivity approach presents the hypothetical change in fair value resulting from hypothetical changes in market rates.

     As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results. Historically, the Company's primary exposures have been related to local currency revenue in Japan and Europe and local currency operating expenses in Europe, Japan and Asia/Pacific. Historically, the Company has hedged currency exposures associated with certain accounts receivable denominated in local currencies and certain anticipated foreign currency revenue transactions. The hedging activity undertaken by the Company is intended to offset the impact of currency fluctuations on certain local currency accounts receivable and certain anticipated foreign currency revenue transactions. The success of this activity depends upon forecasts of transaction activity denominated in various currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, the Company could experience unanticipated currency gains or losses.

Outstanding forward foreign exchange contracts at September 30, 1997 mature within one month, and therefore movement in the exchange rates is not expected to have a material impact on the Company's financial results.

     The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments. The fair values represent estimates of possible value that may not be realized in the future.

     The Company maintains investment portfolio holdings of various issuers, types and maturities. These securities are generally classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of stockholders' equity. Given the short maturities and investment grade quality of the portfolio holdings at September 30, 1997, a sharp rise in interest rates should not have a material adverse impact on the fair value of the Company's investment portfolio. As a result, the Company does not currently hedge these interest rate exposures.

     The following table presents hypothetical changes in fair values in the financial instruments held by the Company at September 30, 1997 that are sensitive to changes in interest rates. These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical shifts in the yield curve of plus or minus 50 basis points ("BP"), and 100 BP. Fair values represent the market principal plus accrued interest, dividends and certain interest rate-sensitive securities considered cash, cash equivalents and investments for financial reporting purposes at September 30, 1997.


PARAMETRIC TECHNOLOGY CORPORATION                                             27

                                PARAMETRIC TECH

MANAGEMENT'S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations

                                  Valuation of securities                     No change              Valuation of securities
                                  given an interest rate                     in interest              given an interest rate
Type of security                decrease of X basis points                      rates               increase of X basis points
------------------------------------------------------------------------------------------------------------------------------------

(dollars in thousands)            (100 BP)            (50 BP)                                          50 BP             100 BP
------------------------------------------------------------------------------------------------------------------------------------

Municipal debt securities        $360,908           $359,168                   $357,440              $355,687           $353,947
Mutual funds                        9,911              9,860                      9,812                 9,763              9,714
Auction rate preferred stock       37,239             37,056                     36,873                36,689             36,505
Corporate debt securities          11,195             11,141                     11,086                11,032             10,977
====================================================================================================================================
Total                            $419,253           $417,225                   $415,211              $413,171           $411,143
====================================================================================================================================

  A 50-BP move in the Federal Funds Rate has occurred in 8 of the last 40 quarters; a 100-BP move in the Federal Funds Rate has not occurred in any of the last 40 quarters.

Important Factors Regarding Future Results

Information provided by the Company, including information contained in this Annual Report, or by its spokespersons from time to time may contain forward-looking statements concerning projected financial performance, market and industry segment growth, product development and commercialization or other aspects of future operations. Such statements, made pursuant to the safe harbor established by recent securities legislation, will be based on the assumptions and expectations of the Company's management at the time such statements are made. The Company cautions investors that its performance (and, therefore, any forward-looking statement) is subject to risks and uncertainties. Various important factors, including, but not limited to the following, may cause the Company's future results to differ materially from those projected in any forward-looking statement.

Fluctuations in Operating Results

While the Company's sales cycle varies substantially from customer to customer, a high percentage of the Company's revenues are expected to be realized in the third month of each fiscal quarter and tend to be concentrated in the latter half of that month. The Company's orders early in a quarter will not generally be large enough to assure that it will meet its revenue targets for any particular quarter. In addition, the Company's operating expenses are based on expected future revenue and are relatively fixed for the short term. Accordingly, the Company's quarterly results may be difficult to predict until the end of the quarter and a shortfall in shipments or contract orders at the end of any particular quarter may cause the results for that quarter to fall short of anticipated levels. In turn, this could adversely impact the market price of the Company's stock.

Stock Market Volatility

Market prices for securities of software companies have generally been volatile. In particular, the market price of the Company's common stock has been and may continue to be subject to significant fluctuations as a result of factors affecting the computer industry or the securities markets in general. These factors include, but are not limited to, quarterly variations, announcements of technological innovations by the Company or competitors, changes in prices by the Company or competitors, changes in product mix and changes in revenue or revenue growth rates for geographic areas or products.

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

Market Growth

Any Company projections of revenue growth are based on the assumptions that the Company will be able to continue to penetrate the relevant markets, execute management initiatives, and that the mechanical CAD/CAM/CAE industry will continue to grow at a predicted annual rate. Failure of these assumptions to materialize could adversely impact the Company's operating results.

Rapid Technological and Market Changes

The mechanical CAD/CAM/CAE industry is highly competitive, and is characterized by rapid technological advances. Accordingly, the Company's ability to realize its expectations will depend on its success at enhancing its current offerings, licensing technology from third parties, developing new products and services that keep pace with developments in technology and meeting evolving customer requirements, and delivering those products through appropriate distribution channels. This will require, among other things, correctly anticipating customer needs, hiring and retaining personnel with the necessary skills and creativity, providing adequate funding for the development efforts and managing distribution channels effectively. In addition, the Company's software has historically been available on a variety of platforms. However, the Company is aware of efforts by competitors to focus on single platform applications. There can be no assurance that multiple platform applications will provide the Company with any competitive advantage.

  The Company has continued to enhance its existing products through updated product releases. The Company has recently announced that those product releases will be less frequent in order to permit customers to more effectively absorb upgrades. The Company's competitive position and operating results could be adversely affected by failure to anticipate or respond adequately to customer requirements or to technological developments, particularly those of our competitors; or by significant delays in the development, production, testing, marketing or availability of new or enhanced products or services; or by the failure of customers to accept such products or services.

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

Management of Growth Through Acquisitions

The Company's product range and customer base have increased in the recent past due in part to acquisitions. The Company may acquire additional businesses or product lines in the future. In particular, the Company has announced that it has entered into an agreement to acquire Computervision, subject to several factors including approval of Computervision's shareholders. The probability of success of any acquisition may be dependent upon the Company's ability to integrate the acquired business or products successfully and to retain key personnel and customers associated with the acquisition. Failure to do so, or a material increase in the cost of integration, could cause actual results to differ from those projected in management's forward-looking statements.

Competition

The Company believes that the principal bases for competition in its markets are product functionality, price/performance characteristics, product portability, ease of product use, sales and marketing strength, support services and corporate reputation. In particular, the Company believes that the current success of its Pro/ENGINEER product line is due in part to the mechanical and functional superiority of such products over competitive offerings. The Company is aware of a number of efforts to develop technically equivalent competitive products and to market these products at lower prices. Should a competitor successfully bring such a product to market and be able to sell it at a lower price in the future, the Company's operating results could be adversely affected. In addition, the Company is aware of ongoing efforts by competitors, some of whom have greater resources than the Company, to emulate the performance and functionality of the Company's products, and competitors may develop

PARAMETRIC TECHNOLOGY CORPORATION                                             29

Managements's Discussion and Analysis of Financial Condition and Results of Operations

equivalent or superior technology. The Company's future success will depend in a large part on its ability to license additional products and services to its existing customer base as well as to the installed customer bases of traditional mechanical CAD/CAM/CAE suppliers.

Dependence on Key Personnel

The Company's success depends upon its ability to attract and retain highly skilled technical, managerial and sales personnel. While the Company has not to date experienced any significant difficulty in hiring or retaining qualified personnel, competition for such personnel in the computer industry in general, and the mechanical CAD/CAM/CAE industry in particular, is intense. Management's projections necessarily assume that the Company will continue to attract and retain such personnel and the failure to do so could have a material adverse effect on the Company's ability to develop and market competitive products and its ability to achieve projected operating results.

Risks Associated with International Business

A significant and growing portion of the Company's business comes from outside the United States. A consequence of increased international business is that a growing percentage of the Company's revenue and expenses are denominated in foreign currencies, which subjects the Company's results of operations to foreign exchange fluctuations. Although the Company may enter into forward foreign exchange contracts and foreign exchange option contracts to offset a portion of the foreign exchange fluctuations, unanticipated events may materially and adversely affect its results. Additional risks associated with international business include, but are not limited to, unexpected changes in regulatory practices and tariffs, staffing and managing foreign operations, longer collection cycles in certain areas, potential changes in tax laws, greater difficulty in protecting intellectual property rights and general economic and political conditions.

Protection of Intellectual Property and Other Proprietary Rights

The Company regards its software products as proprietary and attempts to protect its intellectual property rights by relying on copyrights, trademarks, patents and common law safeguards, including trade secret protection, as well as restrictions on disclosures and transferability in its agreements with other parties. Although the Company intends to protect its intellectual property rights, there can be no assurance that the laws of all jurisdictions in which the Company's products are or may be developed, manufactured or sold will afford the same protections to its products and intellectual property, or will be enforced or enforceable by the Company, to the same extent as under the laws of the United States. The software industry is characterized by frequent litigation regarding copyright, patent and other intellectual property rights. While the Company has not, to date, had any significant claims of such nature asserted against it, there can be no assurance that third parties will not assert such claims against the Company with respect to existing or future products or that, if asserted, such claims would be resolved in a satisfactory manner. In the event of litigation to determine the validity of any third party claims, such litigation could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company.

Consolidated Balance Sheet


                                                                 September 30,
------------------------------------------------------------------------------
(amounts in thousands)                                         1997       1996
------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                             $154,228   $201,614
     Short-term investments                                 354,516    232,602
     Accounts receivable, net of allowance for doubtful
      accounts of $2,749 and $2,910                         154,777    117,273
     Other current assets                                    27,620     10,561
------------------------------------------------------------------------------
         Total current assets                               691,141    562,050
     Marketable investments                                  45,580     21,896
     Property and equipment, net                             47,504     36,517
     Other assets                                            48,198     38,754
------------------------------------------------------------------------------
         Total assets                                      $832,423   $659,217
==============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued expenses                 $ 36,417   $ 39,416
     Accrued compensation                                    39,085     32,186
     Deferred revenue                                        81,287     56,420
     Income taxes                                            30,369     17,970
------------------------------------------------------------------------------
         Total current liabilities                          187,158    145,992
Other liabilities                                               470        793
Commitments and contingencies
------------------------------------------------------------------------------
Stockholders' equity:
     Preferred stock, $.01 par value; 5,000 shares
      authorized; none issued                                     -          -
     Common stock, $.01 par value; 350,000 shares
      authorized;
     128,149 and 127,452 shares issued                        1,281      1,275
     Additional paid-in capital                             253,201    207,039
     Retained earnings                                      419,285    306,638
     Treasury stock, at cost, 524 and 23 shares             (24,169)    (1,164)
     Other equity                                            (4,803)    (1,356)
------------------------------------------------------------------------------
     Total stockholders' equity                             644,795    512,432
------------------------------------------------------------------------------
         Total liabilities and stockholders' equity        $832,423   $659,217
==============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Parametric Technology Corporation

Consolidated Statement of Income



                                                      Year ended September 30,
------------------------------------------------------------------------------
(amounts in thousands, except per share data)       1997       1996       1995
------------------------------------------------------------------------------
Revenue:
 License                                        $591,849   $448,699   $288,349
 Service                                         216,947    151,423    105,961
------------------------------------------------------------------------------
  Total revenue                                  808,796    600,122    394,310
------------------------------------------------------------------------------
Cost of revenue:
 License                                           8,233      4,642      3,348
 Service                                          68,259     51,812     32,970
------------------------------------------------------------------------------
  Total cost of revenue                           76,492     56,454     36,318
------------------------------------------------------------------------------
Gross profit                                     732,304    543,668    357,992
------------------------------------------------------------------------------
Operating expenses:
 Sales and marketing                             313,785    238,860    163,918
 Research and development                         53,236     39,476     25,591
 General and administrative                       38,699     28,557     20,414
 Non-recurring acquisition and related costs           -     32,119     29,438
------------------------------------------------------------------------------
  Total operating expenses                       405,720    339,012    239,361
------------------------------------------------------------------------------
Operating income                                 326,584    204,656    118,631
Interest income                                   17,096     13,914     10,159
Other expense, net                                (6,471)    (2,413)    (1,130)
------------------------------------------------------------------------------
Income before income taxes                       337,209    216,157    127,660
Provision for income taxes                       118,024     78,247     50,298
------------------------------------------------------------------------------
Net income                                      $219,185   $137,910   $ 77,362
==============================================================================
Net income per share                               $1.64      $1.04      $0.60
==============================================================================
Weighted average number of common and dilutive
 common equivalent shares outstanding            133,558    133,211    129,046
==============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Stockholders' Equity

------------------------------------------------------------------------------------------------------------------------------------
                                                                   Foreign                                     Unrealized     Total
                                 Common stock     Additional      currency                   Treasury stock   gain/(loss)    stock-
                               ----------------      paid-in   translation    Retained     ------------------  on invest-   holders'
(amounts in thousands)         Shares    Amount      capital    adjustment    earnings     Shares        Cost       ments    equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994    120,649  $  1,206    $113,373        $1,086   $ 135,513          -    $      -   $     -    $251,178
------------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock
 for services                       35         -          46                                                                     46
Issuance of common stock
 under stock plans               4,517        46      26,127                                                                 26,173
Income tax benefit related
 to incentive stock option
  plan                                                16,040                                                                 16,040
Foreign currency
 translation adjustment                                                578                                                      578
Net income                                                                      77,362                                       77,362
Elimination of Rasna's
 net activity for the
 three months ended
 December 31, 1994                 (72)       (1)        (89)           46        (404)                                        (448)

------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1995    125,129     1,251     155,497         1,710     212,471          -           -         -     370,929
------------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock
 under stock plans               2,210        23      19,084                                                                 19,107
Issuance of common stock
 for acquisition                   113         1       4,999                                                                  5,000
Income tax benefit related
 to incentive stock option
  plan                                                27,459                                                                 27,459
Purchase of common stock
 for treasury                                                                              (1,779)    (66,563)              (66,563)
Issuance of treasury stock
 under stock plans                                                             (43,743)     1,756      65,399                21,656
Foreign currency
 translation adjustment                                             (3,026)                                                  (3,026)
Unrealized loss on investments                                                                                      (40)        (40)
Net income                                                                     137,910                                      137,910
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1996    127,452     1,275     207,039        (1,316)    306,638        (23)     (1,164)      (40)    512,432
------------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock
 under stock plans                 697         6      10,268                                                                 10,274
Income tax benefit related
 to incentive stock option
  plan                                                35,894                                                                 35,894
Purchase of common stock
 for treasury                                                                              (3,720)   (184,780)             (184,780)
Issuance of treasury stock
 under stock plans                                                            (106,538)     3,219     161,775                55,237
Foreign currency
 translation adjustment                                            (3,534)                                                   (3,534)
Unrealized gain on investments                                                                                       87          87
Net income                                                                     219,185                                      219,185
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1997    128,149    $1,281    $253,201      $(4,850)    $419,285       (524)   $(24,169)   $   47    $644,795
====================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

Parametric Technology Corporation

Consolidated Statement of Cash Flows


                                                        Year ended September 30,
---------------------------------------------------------------------------------
(amounts in thousands)                               1997        1996        1995
---------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                     $ 219,185   $ 137,910   $  77,362
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation and amortization                   22,377      16,800       9,466
   Deferred income taxes                            2,195      (6,420)    (10,599)
   Charge for purchased research and
    development in process                              -      32,119      19,000
   Changes in assets and liabilities net of
    effects from acquisitions:
     Increase in accounts receivable              (52,139)    (39,040)    (13,129)
     (Increase) decrease in other current
      assets                                      (14,646)         88      (2,334)
     (Increase) decrease in other assets           (4,223)        205      (4,378)
     Increase in accounts payable and accrued
      expenses                                      9,358      15,377       5,660
     Increase in accrued compensation               8,439      12,687       3,131
     Increase in deferred revenue                  27,174      19,420      16,436
     Increase in income taxes                      48,615      40,578      18,402
---------------------------------------------------------------------------------
 Net cash provided by operating activities        266,335     229,724     119,017
---------------------------------------------------------------------------------
Cash flows from investing activities:
 Additions to property and equipment, net         (28,809)    (29,650)    (12,868)
 Payments for acquisitions                         (5,000)    (22,119)    (33,507)
 Additions to capitalized computer software
  costs                                              (965)       (815)     (1,132)
 Proceeds from maturities of investments          423,988     244,645     171,163
 Purchases of investments                        (577,499)   (336,572)   (264,926)
---------------------------------------------------------------------------------
 Net cash used by investing activities           (188,285)   (144,511)   (141,270)
---------------------------------------------------------------------------------
Cash flows from financing activities:
 Repayment of long-term obligations                  (113)       (126)       (175)
 Short-term borrowings, net                             -           -        (600)
 Proceeds from issuance of common stock            65,514      40,763      26,129
 Purchases of treasury stock                     (184,780)    (66,563)          -
---------------------------------------------------------------------------------
 Net cash provided (used) by financing
  activities                                     (119,379)    (25,926)     25,354
---------------------------------------------------------------------------------
Elimination of Rasna's net cash activity for
 the three months ended December 31, 1994               -           -        (112)
Effects of exchange rate changes on cash           (6,057)     (3,311)        447
---------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                      (47,386)     55,976       3,436
Cash and cash equivalents at beginning of year    201,614     145,638     142,202
---------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $ 154,228   $ 201,614   $ 145,638
=================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements




A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the financial statements. Certain reclassifications have been made for consistent presentation.

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


Foreign Currency Translation

Foreign currency financial statements of international subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at period end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are reflected as a separate component of stockholders' equity. For international subsidiaries where the U.S. dollar is the functional currency, monetary assets and liabilities are translated using exchange rates in effect at period end, nonmonetary assets and liabilities are translated at historical rates and results of operations are translated at average rates for the period. The resulting foreign currency translation adjustments are included in income. Any gains or losses from foreign exchange transactions are included in income and are immaterial for all periods presented.


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


Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments.


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

     The Company invests its non-operating cash in debt instruments of financial institutions, government entities, corporations and mutual funds. The Company has established guidelines relative to credit ratings, diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its investments.


Concentration of Credit Risk

The Company places its cash, cash equivalents and investments with financial institutions with high credit standing. The Company's customer base consists of large numbers of geographically diverse customers dispersed across many industries. As a result, concentration of credit risk with respect to trade receivables is not significant.

Parametric Technology Corporation                                             35

Notes to Consolidated Financial Statements




Derivatives

The Company enters into forward foreign exchange contracts to hedge specific foreign currency denominated receivables, which require the Company to exchange foreign currencies for U.S. dollars at maturity at rates agreed to at inception of the contracts. Exchange gains or losses arising from such transactions are included in other expense. All forward foreign exchange contracts are designated as effective hedges and are highly inversely correlated to the hedged item as required by generally accepted accounting principles. As of September 30, 1997 and 1996, the Company had approximately $50,170,000 and $11,766,000, respectively, of foreign exchange contracts outstanding. All contracts mature within one year. At September 30, 1997 and for all fiscal years presented, unrealized and realized gains and losses associated with exchange rate fluctuations on forward foreign exchange contracts are immaterial. Cash flows from the forward foreign exchange contracts are classified with the related receivables.

     The Company purchases foreign exchange option contracts from time to time to limit potential losses from adverse exchange rate movements on certain anticipated revenue transactions. The contracts are primarily in European currencies and Japanese yen and have maturities of less than one year. All foreign exchange option contracts are designated as hedges, the purpose of which is to protect against the potential appreciation of the U.S. dollar for certain anticipated revenue transactions. Premiums to purchase foreign exchange option contracts are capitalized to other current assets and amortized to other expense over the life of the contract. Gains on option contracts, if any, are included in license and service revenues in the period in which the related local currency revenue is reported. For 1997 these transactions were immaterial.
There were no outstanding option contracts at September 30, 1997.


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


Capitalized Computer Software Costs and Intangible Assets

The Company incurs costs to develop computer software to be licensed or otherwise marketed to customers. Development costs incurred in the research and development of new software products and enhancements to existing products are expensed in the period incurred unless these costs qualify for capitalization. Capitalized computer software costs are amortized over the economic lives of the related products, typically three years, beginning at their initial shipment date. Capitalized computer software costs of $1,687,000 and $3,174,000, included in other assets, are net of accumulated amortization of $8,002,000 and $5,672,000 at September 30, 1997 and 1996, respectively. Amortization charged to expense was $2,329,000, $2,021,000 and $1,334,000 for the fiscal years ended September 30, 1997, 1996 and 1995, respectively.

     In fiscal 1995, purchased software of $3,400,000 and intangible assets of $11,083,000 (including goodwill of $7,703,000) were capitalized and were attributable to the acquisition of the Conceptual Design and Rendering System ("CDRS") software business operated by the Design Software Division of Evans & Sutherland Computer Corporation. These assets, included in other assets, are amortized on a straight-line basis, over three and seven years, respectively. Amortization charges related to intangible assets, the majority of which were reflected in general and administrative expenses, totaled $1,570,000, $1,580,000 and $725,000 for the fiscal years ended September 30, 1997, 1996 and 1995, respectively.

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

B. ACQUISITIONS

On July 10, 1996, the Company acquired project modeling and management software ("Reflex") technology from Greenshire License Co. for $32,119,000, which included the issuance of 113,000 shares of the Company's common stock with a fair value of $5,000,000 at the time of the acquisition. Payments of $5,000,000 in fiscal 1997 and $22,119,000 in fiscal 1996 were from the Company's existing cash balances. The acquisition has been accounted for as a purchase. The purchase price was allocated to purchased research and development in process as no other tangible or intangible assets were identified. The purchased research and development in process had not reached technological feasibility, had no alternative future use and was valued using expected future cash flows, discounted for risks and uncertainties related to the target markets and the completion of the products. As a result, at the date of acquisition, the $32,119,000 allocated to purchased research and development in process was recorded as a non-recurring charge. The operating results of Reflex have not been material in relation to those of the Company and are included in the Company's consolidated results of operations from the date of acquisition.

     On August 1, 1995, the Company acquired Rasna by merging it into the Company pursuant to an Agreement and Plan of Merger dated as of May 30, 1995. Based on the number of shares of Rasna common stock outstanding, the Company issued 7,541,000 shares of common stock and reserved 1,045,000 shares of its common stock for outstanding Rasna stock options assumed. The merger was accounted for as a pooling of interests. In conjunction with the Rasna merger, the Company recorded a non-recurring charge of $10,438,000, which included approximately $6,028,000 for transaction fees, $1,722,000 for severance related expenses, and $2,688,000 related to integration costs and lease and distributor termination costs.

     The following information shows revenue and net income of the separate companies during the period preceding the combination. Adjustments recorded to conform the accounting policies of the companies were not material to the consolidated financial statements.

--------------------------------------------------------------------------------
                                                              Nine months ended
(in thousands)                                                     July 1, 1995
--------------------------------------------------------------------------------
Revenue:
 Parametric                                                            $252,566
 Rasna                                                                   22,500
--------------------------------------------------------------------------------
                                                                       $275,066
================================================================================
Net income:
 Parametric                                                            $ 54,809
 Rasna                                                                    2,267
--------------------------------------------------------------------------------
                                                                        $57,076
================================================================================

     On April 12, 1995, the Company acquired substantially all of the assets and specified liabilities of CDRS for $33,507,000 in cash, which was paid by the Company from its existing cash balances. The acquisition was accounted for as a purchase. The purchase price has been allocated to the assets acquired, including certain intangible assets, such as purchased computer software and research and development in process, based on their respective fair values. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill ($7,703,000), which is being amortized on a straight-line basis over seven years. In conjunction with the acquisition, the Company recorded a non-recurring charge of $19,000,000 related to the write-off of purchased research and development in process. CDRS's results of operations have been included in the consolidated results of operations since the date of acquisition.

Parametric Technology Corporation                                             37

Notes to Consolidated Financial Statements




C. INVESTMENTS

The following is a summary of investments held as available-for-sale:

                                                                             September 30, 1997
-----------------------------------------------------------------------------------------------
                                                            Gross           Gross     Estimated
                                                       unrealized      unrealized          fair
(in thousands)                                 Cost         gains          losses         value
-----------------------------------------------------------------------------------------------
Municipal debt
 securities                                $357,372          $233         $ (165)      $357,440
Mutual funds                                  9,812             -              -          9,812
Auction rate
Corporate debt
 securities                                  11,106             3            (23)        11,086
-----------------------------------------------------------------------------------------------
  Total investments                        $415,164          $237         $ (190)      $415,211
===============================================================================================
Amounts included in
 cash and cash
 equivalents                               $ 15,115          $  -         $    -       $ 15,115
Amounts included
 in short-term
 investments                                354,567           133           (184)       354,516
Amounts included
 in marketable
 investments                                 45,482           104             (6)        45,580
-----------------------------------------------------------------------------------------------
  Total investments                        $415,164          $237         $ (190)      $415,211
===============================================================================================
                                                                             September 30, 1996
-----------------------------------------------------------------------------------------------
                                                            Gross           Gross     Estimated
                                                       unrealized      unrealized          fair
(in thousands)                                 Cost         gains          losses         value
-----------------------------------------------------------------------------------------------
Municipal debt
 securities                                $269,728          $240         $ (270)      $269,698
Mutual funds                                 20,422             -              -         20,422
Auction rate
 preferred stock                             40,287            10            (10)        40,287
U.S. Government
 debt securities                             13,233            10            (20)        13,223
-----------------------------------------------------------------------------------------------
  Total investments                        $343,670          $260         $ (300)      $343,630
===============================================================================================
Amounts included
 in cash and cash
 equivalents                               $ 89,132          $ 10         $  (10)      $ 89,132
Amounts included
 in short-term
 investments                                232,522           250           (170)       232,602
Amounts included
 in marketable
 investments                                 22,016             -           (120)        21,896
-----------------------------------------------------------------------------------------------
  Total investments                        $343,670          $260         $ (300)      $343,630
===============================================================================================

     Fair values have been determined through information obtained from market sources and management estimates. Realized gains and losses on the sale of each type of security for the years ended September 30, 1997, 1996 and 1995 were immaterial. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

D. PROPERTY AND EQUIPMENT

Property and equipment consists of:








                                                                September 30,
------------------------------------------------------------------------------
(in thousands)                                                1997       1996
------------------------------------------------------------------------------
Computer hardware and software                            $ 76,098   $ 55,825
Furniture and fixtures                                       9,549      6,530
Leasehold improvements                                       8,503      4,501
------------------------------------------------------------------------------
                                                            94,150     66,856
==============================================================================
Less: accumulated depreciation
 and amortization                                          (46,646)   (30,339)
------------------------------------------------------------------------------
  Total                                                   $ 47,504   $ 36,517
==============================================================================

     Depreciation expense totaled $18,993,000, $13,171,000 and $7,663,000 for the fiscal years ended September 30, 1997, 1996 and 1995, respectively. At September 30, 1997 and 1996, property and equipment (principally computer hardware) includes assets under capital leases of $175,000 and $312,000, less accumulated amortization of $140,000 and $167,000, respectively.

E. INCOME TAXES

Income tax expense includes U.S. and international income taxes. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of this difference is reported as deferred income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Deferred tax expense represents the change in the deferred tax asset or liability balances.

     The provision for income taxes consists of the following:

                                                      Year ended September 30,
--------------------------------------------------------------------------------
(in thousands)                                        1997      1996      1995
--------------------------------------------------------------------------------
FEDERAL INCOME TAXES:
  Current                                         $ 82,201   $57,880   $30,257
  Deferred                                           3,677    (7,730)    7,068
--------------------------------------------------------------------------------
                                                    85,878    50,150    37,325
--------------------------------------------------------------------------------
STATE INCOME TAXES:
  Current                                           18,280    10,719     6,113
  Deferred                                             119       529     1,997
--------------------------------------------------------------------------------
                                                    18,399    11,248     8,110
--------------------------------------------------------------------------------
FOREIGN INCOME TAXES:
  Current                                           13,582    16,068     3,329
  Deferred                                             165       781     1,534
--------------------------------------------------------------------------------
                                                    13,747    16,849     4,863
--------------------------------------------------------------------------------
   Total                                          $118,024   $78,247   $50,298
================================================================================

     The differences between statutory federal income taxes and the provision for income taxes are as follows:

                                                      Year ended September 30,
--------------------------------------------------------------------------------
(in thousands)                                        1997      1996      1995
--------------------------------------------------------------------------------
Statutory federal
  income taxes                                    $118,024   $75,655   $44,681

State income taxes,
  net of federal tax benefit                        11,959     7,311     5,386

Tax exempt interest income                          (4,496)   (3,600)   (2,744)

Tax benefit of foreign
  sales corporation                                 (8,058)   (6,308)   (3,357)

Other, net                                             595     5,189     4,006
--------------------------------------------------------------------------------
  Subtotal                                         118,024    78,247    47,972

Non-deductible
 acquisition costs                                       -         -     2,326
--------------------------------------------------------------------------------
   Total                                          $118,024   $78,247   $50,298
================================================================================

     The components of the net deferred tax asset are as follows:

                                                               September 30,
--------------------------------------------------------------------------------
(in thousands)                                                1997      1996
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

Reserves not currently deductible                         $  2,117   $ 2,901

Depreciation                                                   854       278

Net operating loss carryforwards                               730     1,882

Amortization of intangible assets                           14,979    18,565

Other                                                        2,390     1,149
--------------------------------------------------------------------------------
  Total deferred tax assets                                 21,070    24,775
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

Capitalized software                                          (299)     (563)

Other                                                       (1,163)     (643)
--------------------------------------------------------------------------------
  Total deferred tax liabilities                            (1,462)   (1,206)
--------------------------------------------------------------------------------
Valuation allowance                                           (662)     (662)
--------------------------------------------------------------------------------
Net deferred tax asset                                    $ 18,946   $22,907
================================================================================

     The net operating loss carryforwards of $2,186,000 at September 30, 1997 will expire in fiscal 2000. Ownership changes, as defined in the Internal Revenue Code of 1986, as amended, limit the amount of the net operating loss carryforwards that can be utilized annually. The Company has recorded a valuation allowance for the tax benefit of certain foreign net operating loss carryforwards since realization of these future benefits is not sufficiently assured at September 30, 1997.

F. COMMON STOCK

On February 13, 1997, the stockholders approved an amendment to the Company's Articles of Organization to increase the number of authorized shares of the Company's common stock from 215,000,000 to 350,000,000.

     On February 8, 1996, the Company's Board of Directors declared a one-for-one stock dividend on all shares of common stock, which became effective on February 29, 1996 to all stockholders of record on February 22, 1996. These financial statements and related notes have been retroactively adjusted, as appropriate, to reflect this one-for-one stock dividend.

     On May 12, 1994, the Company announced that its Board of Directors had authorized a plan that allowed the Company to repurchase up to 6,000,000 shares of its common stock. During fiscal 1997, the Company repurchased 3,720,000 shares at a cost of $184,780,000, of which 524,000 remained in treasury at September 30, 1997, to partially offset the dilution caused by the exercise of stock options under the Company's option plans and the purchase of shares under the employee stock purchase plan. During fiscal 1996, the Company repurchased 1,779,000 shares at a cost of $66,563,000. Since the inception of the plan, the Company has repurchased 5,813,000 shares. On September 11, 1997, the Company announced that its Board of Directors had authorized an increase in the number of shares of common stock that the Company may repurchase under the repurchase program from 6,000,000 to 12,000,000 shares. In anticipation of the Computervision acquisition (see Note K), the Company has suspended repurchases and the Board of Directors has rescinded authorization of the repurchase program.

Parametric Technology Corporation                                             39

Notes to Consolidated Financial Statements




G. STOCK PLANS

Stock Options

Under the 1987 Incentive Stock Option Plan (the "Stock Option Plan"), the Board of Directors may grant options to key employees to purchase shares at an option exercise price equal to the fair market value on the date of grant. The options are exercisable at such times, in installments or otherwise, as the Board of Directors may determine. Generally, these options vest ratably over a period of four years and expire ten years from the date of grant. The Stock Option Plan limits the number of options that may be granted to any eligible employee in any fiscal year to 1,000,000 options. In fiscal 1996, the stockholders approved an increase in the number of shares issuable under this plan from 42,792,000 to 48,792,000 and a change to the designation of persons eligible to receive options under the Stock Option Plan to include consultants.

     On February 13, 1997, the stockholders approved the 1997 Incentive Stock Option Plan (the "1997 Stock Option Plan") for which 6,000,000 shares of common stock have been reserved, and the Board of Directors also approved the 1997 Non-Qualified Stock Option Plan (the "1997 Non-Qualified Plan") for which 3,100,000 shares of common stock have been reserved. The 1997 Stock Option Plan and the 1997 Non-Qualified Plan (collectively the "1997 Plans") replace and essentially have the same terms and conditions as the Stock Option Plan. No additional options will be granted under the Stock Option Plan, but the rights and privileges of holders of outstanding options under the Stock Option Plan will continue under the terms of that plan. Under the 1997 Plans, the Board of Directors may grant options to employees and consultants to purchase shares at a price equal to the fair market value on the date of grant. Persons subject to
Section 16 of the Exchange Act of 1934, as amended, are not eligible to receive options under the 1997 Non-Qualified Plan. The options are exercisable at such time, in installments or otherwise, as the Board of Directors may determine. Generally, these options vest ratably over a period of four years and expire ten years from the date of grant.

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

     In conjunction with the Rasna merger, the Company assumed 1,045,000 outstanding options on August 1, 1995. These assumed options were granted at prices equal to the fair market value at the date of grant, become exercisable in installments (generally ratably over four years) and expire ten years from the date of grant. The Company does not intend to issue any additional options under the Rasna stock option plan. At September 30, 1997, options remaining under the assumed plan were approximately 173,000.

     The following table summarizes stock option transactions under all plans:

--------------------------------------------------------------------------------
                                                                     Weighted
                                                                      average
                                                      Shares   exercise price
--------------------------------------------------------------------------------
Outstanding at
 September 30, 1994                               14,851,258           $10.32
--------------------------------------------------------------------------------
 Granted and
  assumed                                          6,418,626            24.41
 Canceled                                           (883,518)           15.00
 Exercised                                        (4,324,704)            6.89
--------------------------------------------------------------------------------
Outstanding at
 September 30, 1995                               16,061,662            16.72
--------------------------------------------------------------------------------
 Granted                                           5,139,750            38.82
 Canceled                                         (1,381,180)           21.93
 Exercised                                        (3,842,020)           10.38
--------------------------------------------------------------------------------
Outstanding at
 September 30, 1996                               15,978,212            24.99
--------------------------------------------------------------------------------
 Granted                                           7,914,500            49.07
 Canceled                                         (1,614,834)           36.17
 Exercised                                        (3,737,492)           16.19
--------------------------------------------------------------------------------
Outstanding at
 September 30, 1997                               18,540,386           $36.18
================================================================================

     Options available for grant at September 30, 1997 were 3,949,000. Options exercisable at September 30, 1997 were 4,635,000 as compared with 4,554,000 and 2,354,000 for fiscal 1996 and 1995, respectively. The average exercise price for options exercisable at September 30, 1997 was $22.57 as compared with $14.35 and $8.19 for fiscal 1996 and 1995, respectively.

     Certain employees have disposed of stock acquired through the exercise of incentive stock options earlier than the mandatory holding period required for such options. The tax benefits allowed to the Company because of these dispositions, together with the tax benefits realized from the exercise of nonqualified stock options, have been recorded as increases to additional paid-in capital.

     For various price ranges, weighted average information for options outstanding at September 30, 1997 were as follows:

                                                             OUTSTANDING OPTIONS
--------------------------------------------------------------------------------
                                      Weighted average
Range of per share                      remaining life          Weighted average
exercise prices        Shares                (in years)           exercise price
--------------------------------------------------------------------------------
$ 0.01 - 11.31        887,295                     3.67                    $5.55
$11.32 - 21.81      4,282,215                     7.06                    18.55
$21.82 - 35.00      3,871,949                     8.12                    32.37
$35.01 - 45.25      3,812,702                     9.35                    43.93
$45.26 - 50.88      3,678,275                     9.49                    48.40
$50.89 - 60.56      2,007,950                     9.15                    54.93


                                                             EXERCISABLE OPTIONS
--------------------------------------------------------------------------------
Range of per share                                              Weighted average
exercise prices                            Shares                 exercise price
--------------------------------------------------------------------------------
$ 0.01 - 11.31                            843,526                        $ 5.55
$11.32 - 21.81                          2,079,290                         17.90
$21.82 - 35.00                          1,217,990                         31.60
$35.01 - 45.25                            446,572                         44.13
$45.26 - 50.88                             47,241                         48.51
$50.89 - 60.56                                  -                             -
--------------------------------------------------------------------------------

     These options will expire if not exercised at specific dates ranging from January 1998 to September 2007. A total of 22,489,136 shares of the Company's common stock have been reserved for future issuance under stock option plans.


Stock Purchase Plan

The 1991 Employee Stock Purchase Plan (the "1991 Purchase Plan") enables eligible employees to purchase the Company's common stock at 85% of the fair market value of the stock on the date an offering commences or on the date an offering terminates, whichever value is lower. The 1991 Purchase Plan covers substantially all employees, subject to certain limitations. Each employee may elect to have up to 10% of his or her base pay withheld and applied toward the purchase of shares in such offering (provided that the aggregate amount of his or her base pay withheld may not exceed $10,000 in any fiscal year). The 1991 Purchase Plan covers an aggregate of up to 2,000,000 shares of common stock to be issued and sold to participating employees of the Company through a series of six-month offerings, beginning April 1, 1991. Purchases under the 1991 Purchase Plan for fiscal 1997, 1996 and 1995 were 176,705, 169,425 and 154,722 shares, generating proceeds to the Company of $6,488,000, $4,906,000 and $2,459,000, respectively. In fiscal 1997, the average purchase price was $36.82. At September 30, 1997, approximately 933,000 shares of common stock were reserved for purchases under the 1991 Purchase Plan.


Stock Plans Valuation

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123 - "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its option plans, and

Parametric Technology Corporation                                             41

Notes to Consolidated Financial Statements



accordingly does not record compensation costs. Pro forma information regarding net income and net income per share is required to be determined as if the Company had accounted for its stock options (including shares issued under the 1991 Purchase Plan, collectively called "options") under the fair value method of SFAS No. 123. The fair value of the options granted has been estimated at the date of grant using a Black-Scholes option pricing model assuming an expected life of five years (.5 years for 1991 Purchase Plan shares), no dividends, volatility of .40, and risk-free interest rates of 6.2%, 6.0% and 6.5% in 1997, 1996 and 1995, respectively.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for options been determined based on the Black-Scholes option pricing model at the grant date as prescribed by SFAS No. 123, pro forma information would have been:

--------------------------------------------------------------------------------
(in thousands except per share data)         1997           1996           1995
--------------------------------------------------------------------------------
Net income -
 as reported                             $219,185       $137,910        $77,362
Net income -
 pro forma                                168,250        105,060         59,844
Net income per share -
 as reported                                 1.64           1.04           0.60
Net income per share -
 pro forma                                   1.31           0.82           0.48

     The pro forma disclosures above include the amortization of the fair value of all options vested during 1997, 1996 and 1995. If only options granted during 1997 and 1996 were valued, as prescribed by SFAS No. 123, pro forma net income would have been $185,696,000 and $126,820,000, and pro forma net income per share would have been $1.44 and $0.97 for 1997 and 1996, respectively.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during fiscal years 1997, 1996 and 1995 was $22.33, $17.35 and $11.06 per share, respectively. The weighted average estimated fair value of shares granted under the 1991 Purchase Plan during fiscal years 1997, 1996 and 1995 was $12.26, $9.25 and $5.04 per share, respectively.

     The effects on pro forma disclosures of applying SFAS No. 123 are not necessarily representative of the effects on pro forma disclosures of future years.


H. EMPLOYEE BENEFIT PLAN

The Board of Directors in 1989 adopted the Parametric Technology Corporation 401(k) Savings Plan (the "Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees. Each employee may elect to contribute to the Plan, through payroll deductions, up to 15% of his or her salary, subject to certain limitations. The Company makes matching contributions on behalf of each participating employee in an amount equal to 50% of the amount contributed by the employee up to a maximum 10% employee contribution. The employee's entitlement to such Company contributions vests at a rate of 25% per year of service. For the fiscal years ended September 30, 1997, 1996 and 1995, the Company made matching contributions to the Plan which totaled $2,293,000, $1,867,000 and $1,034,000, respectively.

I. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes in fiscal 1997, 1996 and 1995 was $55,037,000, $38,853,000 and $40,281,000, respectively. During fiscal 1997, the Company did not acquire any fixed assets under capital leases.


J. COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases its office facilities and certain equipment under operating leases expiring at various dates through fiscal 2003. The Company also leases computer equipment under capital leases that expire through fiscal 1999.

     At September 30, 1997, future minimum lease payments under capital and operating leases with initial or remaining terms of one or more years are as follows:

--------------------------------------------------------------------------------
                                              Capital                 Operating
(in thousands)                                 Leases                    Leases
--------------------------------------------------------------------------------
1998                                              $37                   $34,214
1999                                                2                    23,080
2000                                                -                    13,047
2001                                                -                     6,091
2002                                                -                     3,134
Subsequent to 2002                                  -                     2,236
--------------------------------------------------------------------------------
Total minimum lease payments                       39                   $81,802
                                                         =======================
Less amounts
 representing interest                             (2)
------------------------------------------------------
Present value of net
 minimum lease payments                           $37
======================================================

     Rental expense under operating leases was $30,460,000, $21,520,000 and $15,186,000 for the fiscal years ended September 30, 1997, 1996 and 1995, respectively.


Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management currently believes that resolving these matters will not have a material adverse impact on the Company's financial position or its results of operations.


K. SUBSEQUENT EVENT

On November 4, 1997, the Company announced that it had entered into an agreement to acquire Computervision Corporation ("Computervision") in a stock-for-stock transaction. Based on the November 3, 1997 closing price of the Company's stock, the aggregate equity value of the transaction is approximately $260,000,000. The Company will also assume approximately $240,000,000 in debt from Computervision.

     Under the terms of the proposed transaction, each share of Computervision common stock will be exchanged for .0866 shares of the Company's common stock and Computervision will become a wholly-owned subsidiary of the Company. The transaction is intended to be accounted for as a pooling of interests and to qualify as a tax-free reorganization. Subject to several conditions, including approval of Computervision's shareholders, the transaction is expected to close in the second quarter of fiscal 1998. The Company expects to recognize a non-recurring charge of approximately $75,000,000 to $95,000,000 related to certain merger-related, debt prepayment, consolidation and integration expenses during the quarter in which the transaction closes.


L. SEGMENT AND GEOGRAPHIC INFORMATION

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

Parametric Technology Corporation                                             43

Notes to Consolidated Financial Statements

                                          North America         Europe   Asia/Pacific       Corporate   Eliminations          Total
------------------------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                                                                                Year ended September 30, 1997
------------------------------------------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers:
 License                                       $255,695       $146,164       $ 79,207                                      $481,066
 Service                                        114,981         59,884         25,150                                       200,015
Revenue from unaffiliated export:
 Europe                                          66,077                                                                      66,077
 Asia/Pacific                                    61,638                                                                      61,638
 Intercompany revenue                           277,428         46,604         34,302                      $(358,334)            --
------------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                 775,819        252,652        138,659                       (358,334)       808,796
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                313,373          5,926          7,285                                       326,584
Other income (expense)                           (2,999)          (567)           354        $ 13,837                        10,625
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                      310,374          5,359          7,639          13,837                       337,209
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                             666,334         75,019         46,060         399,769       (354,759)       832,423
====================================================================================================================================



------------------------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                                                                                Year ended September 30, 1996
------------------------------------------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers:
 License                                       $182,494       $115,424       $ 75,970                                      $373,888
 Service                                         82,386         43,804         15,507                                       141,697
Revenue from unaffiliated export:
 Europe                                          48,583                                                                      48,583
 Asia/Pacific                                    35,954                                                                      35,954
Intercompany revenue                            167,800         29,006         18,835                      $(215,641)            --
------------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                 517,217        188,234        110,312                       (215,641)       600,122
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                182,656         12,048          9,952                                       204,656
Other income (expense)                            1,177           (418)           (17)       $ 10,759                        11,501
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                      183,833         11,630          9,935          10,759                       216,157
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                             564,107         65,612         37,282         328,037       (335,821)       659,217
====================================================================================================================================



------------------------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                                                                                Year ended September 30, 1995
------------------------------------------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers:
 License                                       $134,412       $ 76,871       $ 36,739                                      $248,022
 Service                                         63,427         28,484          9,230                                       101,141
Revenue from unaffiliated export:
 Europe                                          28,518                                                                      28,518
 Asia/Pacific                                    16,629                                                                      16,629
Intercompany revenue                             92,339         19,422          7,306                      $(119,067)            --
------------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                 335,325        124,777         53,275                       (119,067)       394,310
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                112,620          2,547          3,464                                       118,631
Other income (expense)                            1,794           (790)          (226)       $  8,251                         9,029
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                      114,414          1,757          3,238           8,251                       127,660
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                             403,247         46,224         19,263         242,568       (257,575)       453,727
====================================================================================================================================

Report of Independent Accountants


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
PARAMETRIC TECHNOLOGY CORPORATION:

     We have audited the accompanying consolidated balance sheets of Parametric Technology Corporation as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Parametric Technology Corporation for the year ended September 30, 1995, were audited by other auditors whose report dated October 19, 1995, except as to Notes F and G which are as of November 17, 1995, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parametric Technology Corporation as of September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                    /s/ Coopers & Lybrand L.L.P.

                                                        Coopers & Lybrand L.L.P.

Boston, Massachusetts
October 15, 1997, except for Note K,
as to which the date is November 4, 1997


Parametric Technology Corporation                                            45

Selected Financial Data/(1)/


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA                                        YEAR ENDED SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                   1997        1996        1995       1994         1993
------------------------------------------------------------------------------------------------------------
Revenue                                             $808,796    $600,122    $394,310   $266,974     $179,311
Operating income                                     326,584     204,656     118,631    103,362       66,502
Net income                                           219,185     137,910      77,362     68,089       43,470
Net income per share/(2)/                               1.64        1.04        0.60       0.54         0.36
Weighted average number of
 common and dilutive
 common equivalent shares
 outstanding/(2)/                                    133,558     133,211     129,046    125,051      122,424
Total assets                                         832,423     659,217     453,727    305,125      190,975
Working capital                                      503,983     416,058     317,702    229,878      137,581
Stockholders' equity                                 644,795     512,432     370,929    251,178      154,655
Excluding acquisition and related costs:/(3)/
 Net income                                          219,185     158,402      98,500     68,089       43,470
 Net income per share/(2)/                              1.64        1.19        0.76       0.54         0.36

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)                                              FISCAL QUARTER ENDED
-------------------------------------------------------------------------------------------------------------
                                                            September 30,    June 28,  March 29, December 28,
(in thousands, except per share data)                               1997        1997       1997         1996
-------------------------------------------------------------------------------------------------------------
Revenue                                                         $220,169    $207,114   $198,012     $183,501
Gross profit                                                     199,295     187,605    179,451      165,953
Operating income                                                  90,398      83,556     79,177       73,453
Net income                                                        60,488      56,188     53,058       49,451
Net income per share/(2)/                                           0.46        0.42       0.39         0.37
Common stock prices:/(4)/
 High                                                              53.50       48.88      62.50        56.38
 Low                                                               41.25       39.31      46.50        48.25
                                                                                         FISCAL QUARTER ENDED
-------------------------------------------------------------------------------------------------------------
                                                            September 30,    June 29,  March 30, December 30,
(in thousands, except per share data)                               1996        1996       1996         1995
-------------------------------------------------------------------------------------------------------------
Revenue                                                         $177,128    $157,104   $140,493     $125,397
Gross profit                                                     160,607     143,014    127,104      112,943
Operating income                                                  38,664      62,173     55,086       48,733
Net income                                                        26,433      41,620     36,837       33,020
Net income per share/(2)/                                           0.20        0.31       0.28         0.25
Excluding acquisition and related costs:/(3)/
 Net income                                                       46,925      41,620     36,837       33,020
 Net income per share/(2)/                                          0.35        0.31       0.28         0.25
Common stock prices:/(4)/
 High                                                              51.63       48.75      39.13        35.63
 Low                                                               37.38       34.38      27.13        27.38

(1) All financial information presented here has been retroactively restated to reflect the fiscal 1995 Rasna merger that has been accounted for as a pooling of interests. See Note A of Notes to Consolidated Financial Statements for additional information.

(2) Per-share data and weighted average number of common and dilutive common equivalent shares outstanding have been retroactively adjusted to reflect the one-for-one stock dividends on all shares of capital stock declared by the Company's Board of Directors on February 4, 1993 and February 8, 1996, effective February 25, 1993 and February 29, 1996, respectively.

(3) The acquisition and related costs consist of $32,119 in the fourth quarter of fiscal 1996 related to the acquisition of Reflex technology, $10,438 related to the merger of Rasna Corporation into the Company in the fourth quarter of fiscal 1995 and $19,000 in the third quarter of fiscal 1995 related to its acquisition of the Conceptual Design and Rendering System software business. See Note B of Notes to Consolidated Financial Statements for additional information.

(4) The common stock of the Company is traded on the Nasdaq National Market under the symbol "PMTC". The common stock prices shown are based on the Nasdaq daily closing stock price.

Supplemental Financial Information


The Company has not paid cash dividends on its common stock and has historically retained earnings for use in its business. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

  On September 30, 1997, the number of stockholders of record of the Company's common stock was 4,489.

Investor Information
Requests for information about the Company should be directed to:
John Hudson, Vice President of Investor Relations
Parametric Technology Corporation
128 Technology Drive, Waltham, MA 02154
Telephone: (781) 398-5000

Report on Form 10-K

Stockholders may obtain additional financial information about Parametric Technology from the Company's Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available from the Company without charge upon written request.

Annual Meeting

The Annual Meeting of Stockholders will be held on February 12, 1998 at 9:00 A.M. at: Parametric Technology Corporation, 128 Technology Drive, Waltham, MA 02154.

Stock Listing
Nasdaq National Market Symbol: PMTC

Internet Access
http://www.ptc.com

General Counsel
Palmer & Dodge LLP, Boston, MA

Independent Accountants
Coopers & Lybrand L.L.P., Boston, MA

Transfer Agent and Registrar
American Stock Transfer & Trust Company

Directors
Steven C. Walske
Chairman and Chief Executive Officer
Parametric Technology Corporation

C. Richard Harrison
President and Chief Operating Officer
Parametric Technology Corporation

Robert N. Goldman
Chief Executive Officer and President
Object Design Inc., a software developer

Donald K. Grierson
Chief Executive Officer and President
ABB Vetco Gray, Inc., an oil services business

Oscar B. Marx, III
Chief Executive Officer and President
TMW Enterprises, an autoparts business

Michael E. Porter
Professor
Harvard Business School, an educational institution

Noel G. Posternak
Senior Partner
Posternak, Blankstein & Lund L.L.P., a law firm


Corporate Officers

Steven C. Walske
Chairman of the Board of Directors and
Chief Executive Officer

C. Richard Harrison
President and Chief Operating Officer

Edwin J. Gillis
Executive Vice President of Finance and Administration
Chief Financial Officer and Treasurer

John D. McMahon
Executive Vice President of Worldwide Sales

James F. Kelliher
Senior Vice President of Finance

Martha L. Durcan
Vice President, Corporate Counsel and Clerk

John G. Mokas
Director of Treasury and Finance
and Assistant Treasurer


Parametric Technology Corporation, Pro/ENGINEER and Pro/MECHANICA are registered trademarks of Parametric Technology Corporation in the United States and other countries. Parametric Technology, PTC, the PTC logo, and all product names in the PTC product family are trademarks of Parametric Technology Corporation in the United States and other countries. All other companies and products referenced herein have trademarks or registered trademarks of their respective holders.

(C) Copyright 1997, Parametric Technology Corporation

Parametric Technology Corporation