Form 10-K405/A, Exhibit 13
period 1997-09-30
PARAMETRIC TECHNOLOGY CORP
filed 1998-01-02
CIK 857005

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

Notes to Consolidated Financial Statements




C. INVESTMENTS

The following is a summary of investments held as available-for-sale:

                                                                             September 30, 1997
-----------------------------------------------------------------------------------------------
                                                            Gross           Gross     Estimated
                                                       unrealized      unrealized          fair
(in thousands)                                 Cost         gains          losses         value
-----------------------------------------------------------------------------------------------
Municipal debt
 securities                                $357,372          $233         $ (165)      $357,440
Mutual funds                                  9,812             -              -          9,812
Auction rate
 preferred stock                             36,874             1             (2)        36,873
Corporate debt
 securities                                  11,106             3            (23)        11,086
-----------------------------------------------------------------------------------------------
  Total investments                        $415,164          $237         $ (190)      $415,211
===============================================================================================
Amounts included in
 cash and cash
 equivalents                               $ 15,115          $  -         $    -       $ 15,115
Amounts included
 in short-term
 investments                                354,567           133           (184)       354,516
Amounts included
 in marketable
 investments                                 45,482           104             (6)        45,580
-----------------------------------------------------------------------------------------------
  Total investments                        $415,164          $237         $ (190)      $415,211
===============================================================================================
                                                                             September 30, 1996
-----------------------------------------------------------------------------------------------
                                                            Gross           Gross     Estimated
                                                       unrealized      unrealized          fair
(in thousands)                                 Cost         gains          losses         value
-----------------------------------------------------------------------------------------------
Municipal debt
 securities                                $269,728          $240         $ (270)      $269,698
Mutual funds                                 20,422             -              -         20,422
Auction rate
 preferred stock                             40,287            10            (10)        40,287
U.S. Government
 debt securities                             13,233            10            (20)        13,223
-----------------------------------------------------------------------------------------------
  Total investments                        $343,670          $260         $ (300)      $343,630
===============================================================================================
Amounts included
 in cash and cash
 equivalents                               $ 89,132          $ 10         $  (10)      $ 89,132
Amounts included
 in short-term
 investments                                232,522           250           (170)       232,602
Amounts included
 in marketable
 investments                                 22,016             -           (120)        21,896
-----------------------------------------------------------------------------------------------
  Total investments                        $343,670          $260         $ (300)      $343,630
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