Form 10-K405, Exhibit 13
period 1998-09-30
PARAMETRIC TECHNOLOGY CORP
filed 1998-12-29
CIK 857005

                                                                    EXHIBIT 13.1

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


PARAMETRIC TECHNOLOGY CORPORATION

Parametric Technology Corporation (PTC) develops, markets, and supports a comprehensive suite of integrated product development and information management software. Our mechanical design automation product family automates product development, from conceptual design through production. Our enterprise information management solutions accelerate the flow of product data from engineering to other critical areas of an enterprise. Our solutions are complemented by the strength and experience of our professional services organization, which provides training, consulting, and support to customers worldwide.

Unless otherwise indicated, all references to a year reflect our fiscal year which ends on September 30.


FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that describe our anticipated financial results and growth based on our plans and assumptions. Important information about the basis for these plans and assumptions and certain factors that may cause our actual results to differ materially from these statements is contained below in "Important Risk Factors Affecting Results."


COMPUTERVISION MERGER

In January 1998, we merged with Computervision Corporation by issuing 11.6 million shares of our common stock in exchange for all of the outstanding common stock of Computervision. The merger is intended to qualify as a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, we have restated our consolidated financial statements to include the accounts and operations of Computervision for all years presented in this Annual Report. Unless otherwise indicated, this discussion and the accompanying consolidated financial statements and notes to the consolidated financial statements (Notes) reflect that restatement. In July 1997, Computervision sold a majority interest in its other services business unit, which had generated other services revenue and costs in 1996 and 1997. Because of the sale, the results of this business have been excluded from the following discussion for all years presented. See Notes B and C.


RESULTS OF OPERATIONS

The following is an overview of our results of operations:

 .    Total software revenue was $902.9 million for 1996, $979.8 million for
     1997, and $1,018.0 million for 1998.

 .    Our year-over-year software revenue growth rate declined from 33% in 1996 to 9% in 1997 and 4% in 1998.

 .    Excluding acquisition, nonrecurring, and extraordinary charges in all years presented, our year-over-year net income decreased 21% in 1997 from $182.3 million in 1996 to $144.4 million in 1997 and increased 37% to $197.6 million in 1998.

The following table shows certain consolidated financial data as a percentage of our total revenue for the last three years. The results of the Computervision other services business unit have been omitted from the table.

                                                             September 30,
--------------------------------------------------------------------------
                                           1996          1997        1998
--------------------------------------------------------------------------
Total revenue                              100%          100%        100%
--------------------------------------------------------------------------
Cost of revenue:
  License                                    2             2           2
  Service                                   13            13          13
--------------------------------------------------------------------------
Total cost of revenue                       15            15          15
--------------------------------------------------------------------------
Gross profit                                85            85          85
--------------------------------------------------------------------------
Operating expenses:
  Sales and marketing                       37             40         39
  Research and development                   9            10           9
  General and administrative                 6             6           6
  Acquisition and nonrecurring charges       5             5          10
--------------------------------------------------------------------------
Total operating expenses                    57            61          64
--------------------------------------------------------------------------
Operating income                            28            24          21
--------------------------------------------------------------------------
Interest expense                            (4)           (4)         (1)
Interest income                              2             2           2
Other expense, net                          --            (1)         (1)
--------------------------------------------------------------------------
Income before income taxes                  26             21         21
Provision for income taxes                   9             12         10
--------------------------------------------------------------------------
Income before extraordinary charge          17              9         11
Extraordinary charge, net                   --             --          2
--------------------------------------------------------------------------
Net income                                  17%            9%          9%
--------------------------------------------------------------------------
Excluding acquisition, nonrecurring,
  and extraordinary charges:
  Operating income                          33%           29%         31%
--------------------------------------------------------------------------
  Net income                                20%           15%         19%
--------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


REVENUE

We derived our revenue primarily from software used in the mechanical segment of the CAD/CAM/CAE (computer-aided design, manufacturing, and engineering) industry. Our overall rate of revenue growth declined in 1997 and 1998 from historic levels due to a decrease in the rate of growth of license revenue. License revenue increased 5% in 1997, reflecting continued worldwide acceptance of our products and services, and decreased 6% in 1998, reflecting, among other factors, a change in the mix of our product offerings, weaker than anticipated results in the Asia/Pacific region, the strengthening of the U.S. dollar against most major European and Asia/Pacific currencies, especially the Japanese yen, and a reduction in the average price of our software, due in part to the repricing and repackaging initiative for our core Pro/ENGINEER product line that we undertook in the fourth quarter of 1998. Product unit sales remained relatively constant during the last three fiscal years. In addition to our repricing and repackaging initiative, in June 1998 we introduced our new Windchill information management software and in the fourth quarter of 1998 we announced a restructuring of our worldwide sales force and our agreement with Rand A Technology Corporation under which, beginning in 1999, Rand will manage all of our sales to small businesses in the United States and Europe. These initiatives were designed to provide a foundation for future growth. The attention devoted to their initial implementation by sales management, however, may have had an unanticipated negative effect upon license revenue in 1998. Since these initiatives began late in 1998 and will continue into 1999, their impact on our results is not yet known. Consequently, we remain cautious in our overall outlook for 1999, with flat revenue anticipated over the first half of the year. Factors affecting our revenues and operating results are listed under "Important Risk Factors Affecting Results" below.


         REVENUE BY TYPE (in millions) for fiscal 1996, 1997, and 1998
                            * License     @ Service

                                  [BAR CHART]


We licensed over 90% of our products directly to end-user customers in each of the last three fiscal years. The balance was licensed through third-party distributors. The percentage of our products that we license through third-party distributors may change in the future as a result of the restructuring of our worldwide sales force and our agreement with Rand.

Our service revenue is derived from the sale of software maintenance contracts and the performance of training and consulting services and has a lower gross profit margin than license revenue. Service revenue increased 16% in 1997 and 22% in 1998. This increase is the result of growth in our installed customer base and increased training and consulting services performed for these customers, offset by a decline in the Computervision-installed base. We expect service revenue to continue to increase in both absolute dollars and as a percentage of total revenue in 1999.

We derived 62%, 57%, and 56% of our total revenue from sales to international customers in 1996, 1997, and 1998, respectively. The decrease in the percentage of revenue derived from international sales since 1996 is attributable primarily to: (i) the strengthening of the dollar in relation to the yen and the major European currencies; (ii) the reluctance of Computervision customers, which were predominantly overseas, to acquire additional licenses as a result of Computervision's deteriorating financial condition prior to the merger; and
(iii) weaker than anticipated results in the Asia/Pacific region. Direct export sales were $130.8 million, $148.5 million, and $115.2 million in 1996, 1997, and 1998, respectively.

 REVENUE BY GEOGRAPHY (in millions) for North America, Europe and Asia/Pacific
                                    * 1996
                                    @ 1997
                                    # 1998

                                  [BAR CHART]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


COST OF REVENUE

Our cost of license revenue consists of costs associated with reproducing and distributing software and documentation, royalties, and the amortization of capitalized computer software costs. Cost of license revenue as a percent of total revenue has been 2% for each of the last three years.

Our cost of service revenue includes costs associated with training and consulting personnel, such as salaries and related costs and travel, and costs related to software maintenance, including costs incurred for customer support personnel and the release of maintenance updates. The increase in our cost of service revenue resulted primarily from growth in the staffing necessary to generate and support increased worldwide service revenue and to provide ongoing quality customer support to our installed base. Cost of service revenue as a percent of total revenue has been 13% for each of the last three years.


OPERATING EXPENSES

All operating expense categories, including cost of revenue, in 1996, 1997, and 1998 were impacted by the acquisition and restructuring nonrecurring charges taken. See Note B.


SALES AND MARKETING

Our sales and marketing expenses primarily include salaries, sales commissions, travel, and facility costs. These costs increased 17% in 1997 and 2% in 1998 with the 1997 change principally due to worldwide expansion of the sales force and sales commissions associated with the sale of software and training and consulting services. Total sales and marketing employees were 2,152 in 1996, 2,395 in 1997, and 2,440 in 1998. We expect our worldwide sales and marketing organization to remain at or below the 1998 level given that sales to small businesses will be managed by Rand A Technology Corporation under an agreement beginning in 1999. International sales and marketing expenses represented 63% of total sales and marketing expenses in 1996, 62% in 1997, and 59% in 1998.


RESEARCH AND DEVELOPMENT

Our research and development expenses consist principally of salaries and benefits, expenses associated with product translations, costs of computer equipment used in software development, and facility expenses. Compared to the prior years, research and development expenses increased 17% in 1997 and were flat in 1998. The steady level of spending in 1998 compared to 1997 is primarily attributable to the impact of workforce reductions and lower depreciation related to write-offs of excess fixed assets associated with the Computervision merger offset by our continued investment in research and development, particularly in relation to the Windchill product line. We expect our investment in research and development to increase in absolute dollars in 1999.


GENERAL AND ADMINISTRATIVE

Our general and administrative expenses include the costs of our corporate, finance, information technology, human resources, and administrative functions. These costs increased 12% in 1997 and decreased 5% in 1998. The increase in 1997 resulted primarily from the hiring of additional employees and spending to upgrade internal information management systems. The decrease in these expenses in 1998 was principally due to the impact of workforce reductions and lower depreciation related to write-offs of excess fixed assets associated with the Computervision merger.

    OPERATING EXPENSES (in millions) for Sales and Marketing, Research and
           Development, General and Administrative, and Acquisition
                           and Nonrecurring Charges
                                    * 1996
                                    @ 1997
                                    # 1998

                                  [BAR CHART]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


ACQUISITION AND NONRECURRING CHARGES

ICEM. In June 1998, we acquired ICEM Technologies (ICEM), a division of Control Data Systems, Inc., for approximately $41 million in cash. Headquartered in Frankfurt, Germany, ICEM provides advanced surfacing and reverse engineering software tools used by body and styling engineers in the automotive and aerospace industries. The acquisition was accounted for as a purchase. Accordingly, we allocated the purchase price to the assets acquired and liabilities assumed based on our estimates of fair value. The fair value assigned to intangible assets acquired consisted of purchased in-process research and development (R&D), developed technology, an assembled workforce, and trade names. The amounts allocated to tangible and intangible assets acquired less the liabilities assumed exceeded the purchase price by approximately $7 million. This excess value over the purchase price was allocated to reduce proportionately the values assigned to long-term assets and purchased in-process R&D in determining their values. The values assigned included $2.1 million for net assets acquired, $28.9 million for purchased in-process R&D, $8.0 million for developed technology, $1.6 million for an assembled workforce, and $1.0 million for trade names. The operating results of ICEM have been included in our results of operations from the date of acquisition.

In the opinion of management, the purchased in-process R&D had not yet reached technological feasibility and had no alternative future use. Accordingly, we recorded a nonrecurring charge of $28.9 million during the third quarter of 1998. The value assigned to purchased in-process R&D was determined by identifying research projects for which technological feasibility had not been established. The value was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from such products, and discounting the net cash flows back to their present value. The estimates were based on the following major assumptions:

 .    Aggregate revenue was estimated to grow at a compound rate of 33% over the first five years and 14% thereafter.

 .    Cost of revenue for the purchased in-process technology, expressed as a percentage of revenue, was estimated to decline from 20% to 10% through 2006. These percentages were based on ICEM's average historical cost of revenue, and reflect future economies of scale.

 .    Cost to complete the purchased in-process technology was estimated to be
     $1.5 million for 1998, $4.4 million for 1999, and $600,000 for 2000.

 .    Selling, general, and administrative expenses were estimated to be 29% of revenue for all periods, consistent with ICEM's historical average.

The net cash flows also considered net working capital requirements and capital spending needs related to the purchased in-process technology. The 24% rate we used to discount net cash flows for the in-process technology to present value was based on the weighted average cost of capital and took into account the uncertainty surrounding the successful development of the purchased in-process technology.

If these projects are not successfully developed, future revenue and profitability may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

Computervision. In connection with the Computervision merger, we incurred a nonrecurring charge of $76.8 million for merger-related integration, consolidation, and transaction costs. The charge included $18.1 million of severance and termination benefits related to the elimination of approximately 450 positions, $12.7 million for the write-off of assets, $8.2 million for transaction costs, $17.4 million of contract costs associated with revised estimates, $7.2 million for the closing of leased facilities, and $13.2 million of lease termination and other costs. Most of these costs, except for certain contract costs and costs related to leased facilities, were incurred in 1998. We also incurred an extraordinary after-tax charge of $19.0 million related to the write-off of deferred financing costs and other prepayment costs associated with our payment of $275.7 million for indebtedness of Computervision existing at the time of the merger. See Notes B and G.

Our results for 1997 include a nonrecurring charge of $45.0 million related to the restructuring of the Computervision software business in order to reduce costs and improve operating results in future periods by reducing personnel by approximately 300 positions and closing certain facilities.

Our results for 1996 include a nonrecurring charge of $14.5 million, which includes $11.0 million of restructuring costs associated with the implementation of ongoing cost savings, primarily personnel reductions of approximately 100 positions in R&D, sales and marketing, and closing certain facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


Reflex. In July 1996, we acquired project modeling and management software (Reflex) technology from Greenshire License Co. for $32.1 million. Of the total purchase price, we issued 226,000 shares of our common stock with a fair value of $5.0 million at the time of the acquisition and paid cash of $22.1 million in 1996 and $5.0 million in 1997. The acquisition was accounted for as a purchase. The fair value assigned to intangible assets acquired consisted of in-process R&D related to a research project, which had not yet reached technological feasibility and had no alternative future uses. As a result, at the date of acquisition, the $32.1 million allocated to purchased in-process R&D was recorded as a nonrecurring charge. The value was determined by estimating the costs to develop the purchased in-process R&D into a commercially viable product, estimating the resulting net cash flows from such product, and discounting the net cash flows back to their present value. The net cash flows also considered net working capital requirements and capital spending needs related to the in-process products. The discount rate of 30% used for Reflex took into account the uncertainty surrounding the successful development of the purchased in-process technology. The assumptions we used reflected the fact that Reflex did not have any other assets or revenue, and was a development-stage enterprise.

The operating results of Reflex have been included in our results of operations from the date of acquisition.


INTEREST EXPENSE

Our interest expense related primarily to debt incurred by Computervison prior to the merger that we paid off in the second quarter of 1998. See Note G.


INTEREST INCOME

Interest income relates to the earnings on the investment of our excess cash balance in various financial instruments. The 1997 increase in interest income was due primarily to higher average investment balances. The 1998 increase resulted from higher average annual yields.


OTHER EXPENSE

A large portion of our revenue and expenses is transacted in foreign currencies. In order to reduce our exposure to fluctuations in foreign exchange rates, from time to time we engage in hedging transactions involving the use of foreign exchange forward contracts and foreign exchange option contracts in the primary European and Asian currencies. Our other expense increased primarily due to the costs of the hedging contracts, the gain or loss from the translation of results for subsidiaries for which the U.S. dollar is the functional currency, and other charges incurred in connection with financing customer contracts. See Note A.


INCOME TAXES

Our effective income tax rate was 34% in 1996, 57% in 1997, and 48% in 1998. The difference between our effective and the statutory federal tax rate was due primarily to the nondeductibility of certain expenses included in the acquisition-related charges in 1998 and losses of Computervision in 1997. See Note F.


EXTRAORDINARY CHARGE

The extraordinary charge incurred in 1998 related to the early repayment of the debt that Computervision had incurred prior to our merger. See Note G.


LIQUIDITY AND CAPITAL RESOURCES

Our operating activities, the proceeds from our issuance of stock under stock plans, and existing cash and investments provided sufficient resources to fund our employee growth, capital asset needs, stock repurchases, acquisitions, and debt repayment, in all years presented.

As of September 30, 1998, cash and investments totaled $426.2 million, down from $568.7 million at September 30, 1997. The primary reason for the decrease in cash and investments during 1998 was the repayment of $275.7 million of Computervision debt. Our investment portfolio is diversified among security types, industries, and individual issuers. Our investments are generally liquid and investment grade. The portfolio is primarily invested in short-term securities to minimize interest rate risk and to facilitate rapid deployment in the event of immediate cash needs.

Cash generated from operating activities was $237.0 million in 1996, $195.8 million in 1997, and $181.9 million in 1998, net of cash expenditures for nonrecurring charges of $12.0 million in 1996, $38.9 million in 1997, and $62.3 million in 1998.

In 1996, 1997, and 1998, we acquired $41.1 million, $36.2 million, and $35.8 million, respectively, of capital equipment consisting principally of computer equipment, software, and office equipment. We spent $23.2 million in 1996, $5.0 million in 1997, and $40.6 million in 1998 to acquire businesses. These expenditures were partially offset by $30.1 million received from the sale of a Computervision business unit in June 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------


We used net cash for financing activities in 1996, 1997, and 1998, primarily to repurchase $66.6 million, $184.8 million, and $50.0 million, respectively, of our stock, and to pay off the Computervision debt in 1998 of $275.7 million. These expenditures were partially offset by proceeds of $43.8 million, $66.3 million, and $70.4 million in 1996, 1997, and 1998, respectively, from the issuance of our common stock under our stock plans. As a result of the exchange of certain stock options held by non-executive employees, we expect proceeds from stock option exercises to be lower in 1999. See Note J.

In May 1994, we announced that our Board of Directors had authorized a plan allowing us to repurchase up to 6.0 million shares of our common stock. In September 1997, our Board of Directors increased that number to 12.0 million. In October 1997, in anticipation of the Computervision merger, we suspended repurchases and the Board of Directors rescinded its authorization of the repurchase program in November 1997. Under the program, we repurchased a total of 11.6 million shares at a cost of $260.0 million. In September 1998, our Board of Directors authorized a new share repurchase program for the repurchase of up to 20.0 million shares. During 1998, we purchased 4.7 million shares at a cost of $50.0 million. The repurchased shares will be used to issue shares for stock option exercises, employee stock purchase plans, and potential acquisitions.

We believe that existing cash and short-term investments together with cash generated from operations and the issuance of common stock under our stock plans will be sufficient to meet our working capital, financing, and capital expenditure requirements through at least 1999.


NEW ACCOUNTING PRONOUNCEMENTS

In accordance with recently issued accounting pronouncements, we will be required to comply with certain changes in accounting rules and regulations. See Note A.


FINANCIAL RISK MANAGEMENT

We face exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Our primary exposure has been related to local currency revenue and operating expenses in Europe and the Asia/Pacific region. Historically, we have hedged currency exposures associated with certain accounts receivable denominated in local currencies and certain anticipated foreign currency revenue transactions. The goal of our hedging activity is to offset the impact of currency fluctuations on certain local currency accounts receivable and foreign currency revenue transactions. The success of this activity depends upon forecasts of transaction activity denominated in various currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, we could experience unanticipated currency gains or losses. Outstanding forward foreign exchange contracts at September 30, 1998 matured within one month, and did not have a material impact on our financial results.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value at the balance sheet date due to the short maturities of these instruments.

We maintain investment portfolio holdings of various issuers, types, and maturities. These securities are generally classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses included in stockholders' equity. Given the short maturities and investment grade quality of the portfolio holdings at September 30, 1998, a sharp rise in interest rates should not have a material adverse impact on the fair value of our investment portfolio. As a result, we do not currently hedge these interest rate exposures.

The following table presents hypothetical changes in fair values in our financial instruments at September 30, 1998 that are sensitive to changes in interest rates. Our modeling technique measures the change in fair value arising from selected potential changes in interest rates. Movements in interest rates of plus or minus 50 basis points ("BP") and 100 BP reflect immediate hypothetical shifts in the fair value of these investments. Fair value represents the market principal plus accrued interest and dividends of certain interest-rate-sensitive securities considered cash equivalents or investments for financial reporting purposes at September 30, 1998.

                             Valuation of          No          Valuation of
                         securities given   change in      securities given
                         an interest rate    interest      an interest rate
Type of security                 decrease       rates              increase
--------------------------------------------------------------------------------
(in millions)         (100 BP)     (50 BP)                 50 BP     100 BP
--------------------------------------------------------------------------------
Municipal debt

  securities            $241        $240         $239       $238       $237

Mutual funds              13          12           12         12         11
--------------------------------------------------------------------------------
Total                   $254        $252         $251       $250       $248
--------------------------------------------------------------------------------

A 50-BP move in the Federal Funds Rate has occurred in eight of the last 40 quarters. There has not been a 100-BP movement in the Federal Funds Rate in any of the last 40 quarters.


IMPORTANT RISK FACTORS AFFECTING RESULTS

We caution you that our performance is subject to risks and uncertainties. There are a variety of important factors like those that follow that may cause our future results to differ materially from those projected in any of our forward-looking statements made in this Annual Report or otherwise.


FLUCTUATIONS IN OPERATING RESULTS

While our sales cycle varies substantially from customer to customer, we usually realize a high percentage of our revenue in the third month of each fiscal quarter and this revenue tends to be concentrated in the latter half of that month. Our orders early in a quarter will not generally occur at a rate which, if sustained throughout the quarter, would be sufficient to assure that we will meet our revenue targets for any particular quarter. Accordingly, our quarterly results may be difficult or impossible to predict prior to the end of the quarter. Any inability to obtain orders in large volumes or to make shipments in the period immediately preceding the end of any particular quarter may cause the results for that quarter to fall short of our revenue targets. In addition, our operating expenses are based on expected future revenue and are relatively fixed for the short term. As a result, a revenue shortfall in any quarter could cause our earnings for that quarter to fall below expectations as well. Any failure to meet our quarterly revenue or earnings targets could adversely impact the market price of our stock.

Because our sales incentive structure is weighted more heavily toward the end of the fiscal year, the rate of revenue growth for the first quarter historically has been lower than that for the fourth quarter of the immediately preceding fiscal year. This incentive structure also makes it more difficult to predict first quarter results.

In addition, the levels of quarterly or annual software revenue in general, or for particular geographic areas, may not be comparable to those achieved in previous periods.

STOCK MARKET VOLATILITY

Market prices for securities of software companies have generally been volatile. In particular, the market price of our common stock has been and may continue to be subject to significant fluctuations.

In addition, a large percentage of our common stock traditionally has been held by institutional investors. Consequently, actions with respect to our common stock by certain of these institutional investors could have a significant impact on the market price of the stock. For more information, please see our proxy statement with respect to our most recent annual meeting of stockholders and Schedules 13D and 13G filed with the U.S. Securities and Exchange Commission
(SEC) with respect to our common stock.


MARKET GROWTH

Any of our projections for revenue growth assume that the overall demand for products in the mechanical CAD/CAM/CAE industry will continue to grow. There could be an adverse impact on our operating results in any quarter in which this assumption proves to be incorrect.


RAPID TECHNOLOGICAL AND MARKET CHANGES

The mechanical CAD/CAM/CAE and enterprise information management industries are highly competitive and are characterized by rapid technological advances. Accordingly, our ability to realize our expectations will depend on:

 .    our success at enhancing our current offerings

 .    our ability to develop new products and services that keep pace with developments in technology

 .    our ability to meet evolving customer requirements, especially ease-of-use requirements

 .    our ability to deliver those products through appropriate distribution channels, and

 .    our ability to license technology from third parties.

This will require, among other things, that we:

 .    correctly anticipate customer needs and price our products competitively

 .    hire and retain personnel with the necessary skills and creativity

 .    provide adequate funding for development efforts, and

 .    manage distribution channels effectively.

In addition, our CAD/CAM/CAE software has historically been available on a variety of platforms. We are aware of efforts by competitors to focus on single platform applications, particularly Windows-based platforms. There can be no assurance that we will continue to have a competitive advantage with multiple platform applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------


We continue to enhance our existing products by releasing updates. Those product updates will be less frequent than in the past to permit customers to absorb changes more effectively. Our competitive position and operating results could suffer if:

 .    we fail to anticipate or to respond adequately to customer requirements or to technological developments, particularly those of our competitors

 .    we delay the development, production, testing, marketing, or availability of new or enhanced products or services, or

 .    customers fail to accept such products or services.

The success of our new Windchill product line will depend in part on the market's evaluation of its ease of use, its full functionality, and its ability to support a large user base. Since this product line only became available in the latter half of 1998, it is not possible to assess the market's acceptance of this product line at this time.


POSSIBILITY OF NEW PRODUCT DELAYS

As is common in the computer software industry, we may from time to time experience delays in our product development and "debugging" efforts. Our financial performance could be hurt by significant delays in developing, completing, or shipping new or enhanced products. Among other things, such delays could cause us to incorrectly predict the fiscal quarter in which we will realize revenue from the shipment of the new or enhanced products and give our competitors a greater opportunity to market competing products.


SUCCESSFUL IMPLEMENTATION OF NEW INITIATIVES

We have a history of rapid growth and development as an organization. Part of our success has resulted from our ability to implement new initiatives. Our future operating results will continue to depend upon:

 .    the success of our efforts to integrate Computervision's operations on a worldwide basis

 .    market acceptance of the new Windchill product line, which has a longer sales cycle than our other products

 .    the success of our sales force reorganization initiative, including Rand's success with sales to smaller customers

 .    market reaction to the repricing and repackaging of our Pro/ENGINEER product line, and

 .    our ability to increase revenue growth in the Asia/Pacific region.


Additionally, our success could also be affected by our ability to:

 .    develop additional applications for the Windchill product line

 .    generate and fill current software license orders, and

 .    adequately manage exposure to foreign currency movements.


RISKS ASSOCIATED WITH ACQUISITIONS

We have increased our product range and customer base in the recent past, due in part to acquisitions. We may acquire additional businesses or product lines in the future. The success of any acquisition may be dependent upon our ability to integrate the acquired business or products successfully and to retain key personnel and customers associated with the acquisition. If we fail to do so, or if the costs of or length of time for integration increase significantly, it could cause our actual results to differ from those projected in our forward-looking statements.

In addition, acquisitions may result in the allocation of purchase price to in-process R&D. For example, for the year ended September 30, 1998, we recorded in-process R&D expense of approximately $28.9 million in connection with our acquisition of ICEM. The SEC has recently raised issues regarding the methodologies used and allocation of purchase price to in-process R&D and has required some companies to adjust or restate prior periods to reduce allocations to in-process R&D, thereby increasing intangible assets and future amortization expense. While we believe that our in-process R&D allocation is appropriate, if the SEC were to require us to change the allocation, this would result in a higher amortization expense, which would adversely impact our future operating results.


COMPETITION

There are an increasing number of competitive mechanical CAD/CAM/CAE products. Increased competition and market acceptance of these products could have a negative effect on our pricing and revenues, which could adversely affect our operating results. Our Windchill product line expands the breadth of our offerings into product information management. We are a relatively new entrant into this area and may be competing with more mature products that may have an established customer base as well as greater functionality.


DEPENDENCE ON KEY PERSONNEL

Our success depends upon our ability to attract and retain highly skilled technical, managerial, and sales personnel. While we have not experienced any significant difficulty in hiring or retaining qualified personnel to date, competition for such personnel in the high technology industry is intense. We assume that we will continue to be able to attract and retain such personnel. The failure to do so, however, could have a material adverse effect on our future operating results.


RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS

A significant portion of our business comes from outside the United States. Accordingly, our performance could be adversely affected by ongoing economic uncertainties in the Asia/Pacific region and other world economies. Another consequence of significant international business is that a large percentage of our revenue and expenses are denominated in foreign currencies which fluctuate in value. Although we may enter into foreign exchange forward contracts and foreign exchange option contracts to offset a portion of the foreign exchange fluctuations, unanticipated events may materially impact our results. Other risks associated with international business include:

 .    unexpected changes in regulatory practices and tariffs

 .    staffing and managing foreign operations

 .    longer collection cycles in certain areas

 .    potential changes in tax laws

 .    greater difficulty in protecting intellectual property rights, and

 .    general economic and political conditions.


PROTECTION OF INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

Our software products are proprietary to PTC. We protect our intellectual property rights by relying on copyrights, trademarks, patents, and common law safeguards, including trade secret protection, as well as restrictions on disclosures and transferability contained in our agreements with other parties. Despite these measures, there can be no assurance that the laws of all relevant jurisdictions will afford the same protections to our products and intellectual property as the laws of the United States. The software industry is characterized by frequent litigation regarding copyright, patent, and other intellectual property rights. While we have not, to date, had any significant claims of this type asserted against us, there can be no assurance that someone will not assert such claims against us with respect to existing or future products or that, if asserted, we would prevail in such claims. In the event a lawsuit of this type is filed, it could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we ultimately prevail.


LEGAL PROCEEDINGS

Certain class action lawsuits have been filed against us and certain of our current and former officers and directors claiming violations of the federal securities laws based on alleged misrepresentations regarding our anticipated revenue and earnings for the third quarter of 1998. We believe the claims are without merit and we intend to defend them vigorously. We cannot predict the ultimate resolution of these actions at this time, and there can be no assurance that the litigation will not have a material adverse impact on our financial condition or results of operations.


YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

Concerns have been widely expressed regarding the inability of certain computer programs to properly process certain date information, particularly beyond the year 1999. These concerns focus on the impact of the Year 2000 problem on business operations and the potential costs associated with identifying and addressing the problem.

State of Readiness. We have developed a Year 2000 readiness plan focusing on:
(i) assessing the readiness of our product offerings, internal business systems, and major vendors and suppliers; (ii) addressing known risks; and (iii) planning and budgeting for reasonably likely contingencies.

We are in the process of testing our current product offerings for Year 2000 compliance. Based on our review to date, we believe that our principal product offerings are largely Year 2000-compliant in their current versions. While testing of our current product offerings is complete, we are still in the process of making modifications to those currently offered systems that are not compliant and anticipate that these corrections will be complete by March 31, 1999. We are conducting only limited testing of products that are no longer offered, and thus the Year 2000 compliance of such products is generally not known. Many of these untested products are previous releases of current offerings. Our customers can upgrade many of these products to achieve Year 2000 compliance.

We are also in the process of reviewing and upgrading our internal information technology and business systems, both domestically and internationally, to ensure Year 2000 readiness. This process is expected to be complete by March 31, 1999 with respect to the majority of our mission-critical systems. We expect to continue testing our internal systems and to undertake necessary corrective measures throughout calendar 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------



Finally, we have commenced a program to survey the Year 2000 readiness of our major vendors and suppliers, with a particular focus on the Year 2000 readiness of our mission-critical vendors and suppliers. This process is expected to be complete by March 31, 1999. Where we believe that a particular vendor or supplier poses unacceptable Year 2000 risks, we will identify an alternative supply source.

Cost of Year 2000 Compliance. Costs incurred in our Year 2000 compliance effort include the allocation of personnel to testing our products and systems as well as to upgrading internal systems. We have identified approximately $3.0 million in costs already incurred and estimate that another $3.0 to $6.0 million may be spent on our compliance project. Costs are expensed as incurred. While our compliance evaluation and remediation project is not yet complete, we do not at this time foresee a material impact on our business or operating results from the Year 2000 problem. We cannot, of course, predict the nature or materiality of the impact on our operations or operating results of Year 2000 disruption by parties over whom we have no control. Furthermore, the purchasing patterns of our customers or potential customers may be affected by Year 2000 issues if they must expend significant resources to correct their own systems. As a result they may have fewer funds available to purchase our products and services.

Risk of Year 2000 Issues and Contingency Plans. Our worst-case Year 2000 scenarios would include: (i) undetected errors or uncorrected defects in our current product offerings; (ii) corruption of data contained in our internal information systems; and (iii) the failure of infrastructure services provided by third parties and government agencies (e.g., electricity, phone service, Internet services, etc.). We are in the process of reviewing our contingency planning in all of these areas and expect the plans to include, among other things, the availability of support personnel to assist with customer support issues, manual "work arounds" for internal software failure, and substitution of systems, if needed.


EURO CONVERSION

On January 1, 1999, eleven of the fifteen member countries of the European Union are scheduled to establish fixed conversion rates between their existing sovereign currencies and the euro, making the euro their common legal currency on that date. There will be a transition period between January 1, 1999 and January 1, 2002, during which the old currencies will remain legal tender in the participating countries as denominations of the euro. During the transition period, public and private parties may pay for goods and services using either the euro or the participating country's former currency on a no compulsion, no prohibition basis. Conversion rates, however, will no longer be computed directly from one former currency to another. Instead, a triangular process will apply whereby an amount denominated in one former currency will first be converted into the euro. The resultant euro-denominated amount will then be converted into the second former currency.

We are currently evaluating the business implications of conversion to the euro, including technical adaptation of information technology and other systems to accommodate euro-denominated transactions, long-term competitive implications of the conversion, and the effect on market risk with respect to financial instruments. At this time, we do not believe that the euro's introduction will have a material impact on our business during the transition period.

                                                     CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

PARAMETRIC TECHNOLOGY CORPORATION


                                                                                                                      September 30,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                              1997               1998
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                         $   168,609        $   205,971
   Short-term investments                                                                                354,516            131,405
   Accounts receivable, net of allowance for doubtful accounts of $5,887 and $7,684                      196,021            189,275
   Other current assets                                                                                   42,782             67,130
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                     761,928            593,781
   Marketable investments                                                                                 45,580             88,807
   Property and equipment, net                                                                            56,797             62,241
   Other assets                                                                                           94,027             88,011
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                         $   958,332        $   832,840
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable, current portion of long-term debt, and capital lease obligations                   $    39,477        $        --
   Accounts payable                                                                                       38,305             34,520
   Accrued expenses                                                                                       99,142             92,742
   Accrued compensation, severance, and related expenses                                                  91,709             81,856
   Deferred revenue                                                                                      114,149            145,376
   Income taxes                                                                                           67,847             65,048
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                450,629            419,542
   Long-term debt, less current portion                                                                  213,526                 --
   Other liabilities                                                                                      54,182             54,081
   Deferred income taxes                                                                                  39,203             31,780
   Commitments and contingencies (Note H)
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value; 5,000 shares authorized; none issued                                      --                 --
   Common stock, $.01 par value; 350,000 shares authorized; 267,967
      and 272,277 shares issued                                                                            2,680              2,723
   Additional paid-in capital                                                                          1,450,132          1,528,647
   Treasury stock, at cost, 1,048 and 4,135 shares                                                       (24,169)           (43,134)
   Accumulated deficit                                                                                (1,229,149)        (1,157,628)
   Other equity                                                                                            1,298             (3,171)
------------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                               200,792            327,437
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                           $   958,332        $   832,840
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


                                                                                                                       September 30,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                                      1996              1997               1998
------------------------------------------------------------------------------------------------------------------------------------
REVENUE:
   License                                                                          $   613,427       $   644,726       $   609,239
   Service                                                                              289,510           335,068           408,731
------------------------------------------------------------------------------------------------------------------------------------
   Total software revenue                                                               902,937           979,794         1,017,970
   Other services revenue                                                               174,384            82,224                --
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                         1,077,321         1,062,018         1,017,970
------------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUE:
   License                                                                               21,024            19,450            19,915
   Service                                                                              119,560           131,136           137,025
   Other services                                                                       134,686            74,808                --
------------------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                                                   275,270           225,394           156,940
------------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                            802,051           836,624           861,030
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
   Sales and marketing                                                                  332,429           388,857           395,732
   Research and development                                                              79,620            93,329            93,382
   General and administrative                                                            54,453            60,915            58,130
   Acquisition and nonrecurring charges                                                  46,619            45,000           105,766
   Other services operating and nonrecurring charges                                     29,201            19,188                --
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                542,322           607,289           653,010
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                        259,729           229,335           208,020
------------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                         32,706            34,069            13,329
Interest income                                                                         (15,664)          (18,261)          (19,131)
Other expense, net                                                                        2,263             7,843             9,815
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary loss                                       240,424           205,684           204,007
Provision for income taxes                                                               80,857           118,024            98,293
------------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                                        159,567            87,660           105,714
Extraordinary loss, net of income tax benefit of $2,183 (Note G)                             --                --           (19,017)
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                          $   159,567       $    87,660       $    86,697
====================================================================================================================================
EARNINGS PER SHARE (NOTE A):
   Basic:
      Income before extraordinary loss                                              $      0.60       $      0.33       $      0.39
      Extraordinary loss                                                                     --                --             (0.07)
------------------------------------------------------------------------------------------------------------------------------------
      Net income                                                                    $      0.60       $      0.33       $      0.32
====================================================================================================================================
   Diluted:
      Income before extraordinary loss                                              $      0.57       $      0.32       $      0.38
      Extraordinary loss                                                                     --                --             (0.07)
------------------------------------------------------------------------------------------------------------------------------------
      Net income                                                                    $      0.57       $      0.32       $      0.31
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

PARAMETRIC TECHNOLOGY CORPORATION


                                                                                                                       September 30,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                   1996           1997            1998
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                               $ 159,567      $  87,660      $  86,697
   Adjustments to reconcile net income to net cash flows from operating activities:
      Extraordinary loss on early extinguishment of debt                                           --             --         19,017
      Non-cash portion of nonrecurring charges                                                     --          6,634         15,876
      Depreciation and amortization                                                            43,174         38,418         29,930
      Deferred income taxes                                                                    (6,403)         2,195          5,526
      Provision for loss on accounts receivable                                                 1,616          1,433          5,822
      Gain on sale of a business unit                                                              --         (1,255)            --
      Charge for purchased in-process research and development                                 35,619             --         28,941
   Changes in assets and liabilities which provided (used) cash, net of effects of purchased businesses:
      Accounts receivable                                                                     (51,750)           230            766
      Accounts payable and accrued expenses                                                    (1,399)         7,085         (2,720)
      Accrued compensation, severance, and related expenses                                     8,447          3,581        (10,999)
      Deferred revenue                                                                         20,775         19,533         30,276
      Income taxes                                                                             23,670         50,859         19,387
      Other current assets and liabilities                                                      4,085        (15,624)       (32,841)
      Other noncurrent assets and liabilities                                                    (438)        (4,977)       (13,789)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                     236,963        195,772        181,889
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property and equipment                                                        (41,129)       (36,179)       (35,794)
   Additions to capitalized and purchased software costs                                         (815)          (965)            --
   Acquisition of businesses                                                                  (23,189)        (5,000)       (40,599)
   Purchases of investments                                                                  (336,572)      (577,499)      (413,522)
   Proceeds from sales and maturities of investments                                          244,645        423,988        593,406
   Proceeds from sale of a business unit, net                                                      --         30,100             --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                             (157,060)      (165,555)       103,491
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of short-term debt                                                                    465         29,426             --
   Repayment of short-term debt                                                                    --             --        (34,933)
   Repayment of long-term obligations                                                          (6,486)        (5,044)      (240,761)
   Proceeds from issuance of common stock                                                      43,823         66,250         70,440
   Purchases of treasury stock                                                                (66,563)      (184,780)       (49,972)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                                         (28,761)       (94,148)      (255,226)
------------------------------------------------------------------------------------------------------------------------------------
Elimination of net cash activity of acquired company
   for the three months ended December 31, 1997                                                    --             --         11,567
Effect of exchange rate changes on cash                                                        (7,580)        (7,639)        (4,359)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                           43,562        (71,570)        37,362
Cash and cash equivalents, beginning of year                                                  196,617        240,179        168,609
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                      $ 240,179      $ 168,609      $ 205,971
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                                                                                       September 30,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                             1996              1997               1998
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
Balance, beginning of year                                                          $     2,612       $     2,659       $     2,680
Issued for employee stock purchase and option plans                                          45                18                43
Issuance of common stock for acquisition                                                      2                --                --
Other items related to acquired company                                                      --                 3                --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                      2,659             2,680             2,723
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                            1,337,809         1,392,388         1,450,132
Issued for employee stock purchase and option plans                                      22,122            10,995            57,218
Tax benefit related to stock option plans                                                27,459            35,894            21,297
Issuance of common stock for acquisition                                                  4,998                --                --
Other items related to acquired company                                                      --            10,855                --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                  1,392,388         1,450,132         1,528,647
------------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK
Balance, beginning of year                                                                   --            (1,164)          (24,169)
Repurchased                                                                             (66,563)         (184,780)          (49,972)
Issued for employee stock purchase and option plans                                      65,399           161,775            31,007
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                     (1,164)          (24,169)          (43,134)
------------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT
Balance, beginning of year                                                           (1,320,879)       (1,204,509)       (1,229,149)
Net income                                                                              159,567            87,660            86,697
Treasury shares issued for employee stock purchase and option plans                     (43,743)         (106,538)          (14,913)
Minimum pension liability adjustment                                                        546            (5,762)          (20,473)
Change in year end of acquired company                                                       --                --            20,210
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                 (1,204,509)       (1,229,149)       (1,157,628)
------------------------------------------------------------------------------------------------------------------------------------
CUMMULATIVE TRANSLATION ADJUSTMENT
Balance, beginning of year                                                               13,652             6,314             1,251
Foreign currency translation adjustment                                                  (7,338)           (5,063)           (5,411)
Change in year end of acquired company                                                       --                --               439
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                      6,314             1,251            (3,721)
------------------------------------------------------------------------------------------------------------------------------------
UNREALIZED GAIN (LOSS) ON INVESTMENTS
Balance, beginning of year                                                                   --               (40)               47
Unrealized gain (loss) on investments                                                       (40)               87               503
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                        (40)               47               550
------------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                          $   195,648       $   200,792       $   327,437
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


A. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES


BUSINESS

Parametric Technology Corporation develops, markets, and supports a comprehensive suite of integrated product development and information management software. We operate in a single industry segment--computer software and related services.


BASIS OF PRESENTATION

Our fiscal year-end is September 30. The consolidated financial statements include the parent company and its wholly owned subsidiaries, including those operating outside the U.S. All significant intercompany balances and transactions have been eliminated in the financial statements. Certain reclassifications have been made for consistent presentation. We prepare our financial statements under generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported and the related disclosures. Actual results could differ from these estimates.

As described in Note B, in January 1998, we merged with Computervision Corporation. The merger was accounted for as a pooling of interests. Accordingly, the accompanying consolidated financial statements and notes have been restated for all periods presented.


FOREIGN CURRENCY TRANSLATION

For our foreign operations where the functional currency is the local currency, we translate assets and liabilities at rates in effect at the balance sheet date and record translation adjustments in stockholders' equity. For our foreign operations where the U.S. dollar is the functional currency, we translate monetary assets and liabilities using exchange rates in effect at the balance sheet date and nonmonetary assets and liabilities at historical rates and record translation adjustments in income. We translate income statement amounts at average rates for the period. Transaction gains and losses are recorded in other expense in the statement of income.


REVENUE RECOGNITION

Our revenue is derived from the licensing of computer software products and from service revenue consisting of training, consulting, and maintenance. License revenue is recognized upon shipment, unless collection is not reasonably assured. Revenue from software maintenance contracts is recognized ratably over the contract period. Revenue from consulting and training is recognized upon performance. Other service revenue is recognized ratably over the contractual period.


CASH, CASH EQUIVALENTS, AND INVESTMENTS

Our cash is invested in debt instruments of financial institutions, government entities, corporations, and mutual funds. We have established guidelines relative to credit ratings, diversification, and maturities that maintain safety and liquidity. Our cash equivalents include highly liquid investments with maturity periods of three months or less when purchased. Our short-term investments include those investments with maturities in excess of three months but less than one year. Our marketable investments are those with maturities in excess of one year but less than two years. Our cash equivalents and short-term and marketable investments are classified as available for sale and reported at fair value with unrealized gains and losses included in stockholders' equity. We have not had any significant losses related to our investments.


CONCENTRATION OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to their short maturities. Financial instruments that potentially subject us to concentration of credit risk consist primarily of investments, trade receivables, and derivatives. Our cash, cash equivalents, investments, and derivatives are held with financial institutions with high credit standings. Our customer base consists of large numbers of geographically diverse customers dispersed across many industries. As a result, concentration of credit risk with respect to trade receivables is not significant.


TRANSFER OF FINANCIAL ASSETS

We offer our customers the option to purchase software and services through payment plans, financing, or leasing contracts. In general, we transfer future payments under certain of these contracts to financing institutions on a non-recourse basis. We record such transfers as sales of the related accounts receivable when we surrender control of such receivables under the provisions of Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Fair market value of all service assets and liabilities were immaterial for all periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


DERIVATIVES

Derivatives are financial instruments whose value is derived from one or more underlying financial instruments, such as foreign currency. We enter into derivative transactions, specifically foreign exchange forward (forward) contracts and foreign exchange option (option) contracts, to manage our exposure to fluctuations in foreign exchange rates. The contracts are primarily in European currencies and Japanese yen and have maturities less than one year. Any derivative we enter into is designated at inception as a hedge of risks associated with specific assets, liabilities, or future commitments and is monitored to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on changes in its market value being highly correlated with changes in market value of the underlying hedged items. We do not enter into or hold derivatives for trading or speculative purposes.

We use forward contracts to hedge specific foreign currency denominated receivables. These contracts, which are one year or less in length, require us to exchange foreign currencies for U.S. dollars at maturity at rates agreed to at inception of the contracts. We enter into transactions denominated in foreign currencies and include the exchange gain or loss arising from such transactions in other expense. As of September 30, 1997 and 1998, we had approximately $50.2 million and $49.8 million, respectively, of forward contracts outstanding. Unrealized and realized gains and losses associated with exchange-rate fluctuations on forward contracts are immaterial for all periods presented. Cash flows from forward contracts are classified with the related receivables.

From time to time, we purchase option contracts to limit potential losses from adverse exchange-rate movements on certain anticipated revenue transactions. Premiums to purchase option contracts are capitalized in other current assets and amortized to other expense over the life of the contract. Gains on option contracts, if any, are included in license and service revenue in the period in which the related local-currency revenue is reported. These amounts were immaterial for all periods presented. There were no outstanding option contracts at September 30, 1997 or 1998.


PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, typically three to eight years. Leasehold improvements are amortized over the shorter of their useful lives or the remaining terms of the related leases. Property and equipment under capital leases are amortized over the lesser of the lease terms or their estimated useful lives. Maintenance and repairs are charged to expense when incurred; additions and improvements are capitalized. When an item is sold or retired, the cost and related accumulated depreciation is relieved, and the resulting gain or loss, if any, is recognized in income.


COMPUTER SOFTWARE COSTS

We incur costs to develop and purchase computer software to be licensed or otherwise marketed to customers. Development costs incurred in the research and development of new software products and enhancements to existing products are expensed in the period incurred, unless these costs qualify for capitalization. Capitalized computer software costs are amortized over the economic lives of the related products, typically three to five years, beginning at their initial shipment date. Capitalized computer software costs of $1.7 million and $8.7 million, net of accumulated amortization of $8.0 million and $9.9 million, are included in other assets at September 30, 1997 and 1998. Amortization charged to expense was $3.7 million, $2.6 million, and $1.9 million for 1996, 1997, and 1998.


INTANGIBLE ASSETS

Included in our other assets are values attributable to intangible assets acquired, such as goodwill and trademarks, which are amortized over seven years, and assembled workforces, which are amortized over five to seven years. Amortization charges related to intangible assets, the majority of which were recorded in general and administrative expenses, totaled $1.7 million for 1996, and $1.6 million for 1997 and 1998.

Management regularly evaluates the net realizable value of long-lived assets, including property and equipment, computer software costs, and intangible assets, relying on a number of factors including operating results, business plans, budgets, and economic projections.


INCOME TAXES

Our income tax expense includes U.S. and international income taxes. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of these differences are reported as deferred tax assets and liabilities. Deferred tax assets are recognized, net of valuation allowances, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

--------------------------------------------------------------------------------


EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings per Share (EPS). This standard requires dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations. We adopted this standard during the first quarter of fiscal 1998. Accordingly, all prior period EPS data has been restated to conform to the provisions of SFAS No. 128.

Basic EPS is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method. The following table, adjusted for stock dividends, presents the calculation for both basic and diluted EPS:

                                                                   September 30,
--------------------------------------------------------------------------------
(in thousands, except per share data)           1996          1997          1998
--------------------------------------------------------------------------------
Net income                                  $159,567      $ 87,660      $ 86,697
--------------------------------------------------------------------------------
Weighted average
  shares outstanding                         264,061       266,389       268,977
Dilutive effect of employee
  stock options                               13,582        11,803         8,287
--------------------------------------------------------------------------------
Diluted shares outstanding                   277,643       278,192       277,264
--------------------------------------------------------------------------------
Basic earnings per share                    $   0.60      $   0.33      $   0.32
Diluted earnings per share                      0.57          0.32          0.31
--------------------------------------------------------------------------------

Options to purchase shares of the Company's common stock of 1.8 million shares for 1996, 6.3 million shares for 1997, and 11.7 million shares for 1998 were outstanding but were not included in the computations of diluted EPS because the price of the options was greater than the average market price of the common stock for the period reported.

STOCK-BASED COMPENSATION

We account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations. Under APB No. 25, no compensation cost is recognized because the option price is equal to the market price of the underlying stock on the date of grant. An alternative method of accounting is SFAS No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, employee stock options are valued at the grant date using a valuation model, and compensation cost is recognized ratably over the vesting period. The impact of recording stock-based compensation under the provisions of SFAS No. 123 is disclosed in Note J.

NEW ACCOUNTING PRONOUNCEMENTS

In 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and the display of comprehensive income and its components (revenue, expenses, gains, and losses). During 1997, the FASB also issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. We will adopt SFAS No. 130 and SFAS No. 131 in fiscal 1999 and do not expect that the adoptions will have a material impact on the consolidated financial statements.

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supersedes SOP 91-1, Software Revenue Recognition. We will adopt SOP 97-2 in fiscal 1999 and do not anticipate any material impact on our revenue recognition policies or on our results of operations.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. We will adopt SFAS No. 133 in fiscal 2000. Our management anticipates that the adoption of SFAS No. 133 will not have a significant effect on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


B. ACQUISITIONS AND
   NONRECURRING CHARGES

ACQUISITIONS

ICEM. In June 1998, we acquired ICEM Technologies (ICEM), a division of Control Data Systems, Inc., for approximately $41 million in cash. Headquartered in Frankfurt, Germany, ICEM provides advanced surfacing and reverse-engineering software tools used by body and styling engineers in the automotive and aerospace industries. The acquisition was accounted for as a purchase. Accordingly, we allocated the purchase price to the assets acquired and liabilities assumed based on our estimates of fair value. The fair value assigned to intangible assets acquired consisted of purchased in-process research and development (R&D), developed technology, an assembled workforce, and trade names. The amounts allocated to tangible and intangible assets acquired less the liabilities assumed exceeded the purchase price by approximately $7 million. This excess value over the purchase price was allocated to reduce proportionately the values assigned to long-term assets and purchased in-process R&D in determining their values. The values assigned included $2.1 million for net assets acquired, $28.9 million for purchased in-process R&D, $8.0 million for developed technology, $1.6 million for an assembled workforce, and $1.0 million for trade names. The operating results of ICEM have been included in our results of operations from the date of acquisition. Our purchase of ICEM did not require presentation of pro forma information.

In the opinion of management, the purchased in-process R&D had not yet reached technological feasibility and had no alternative future use. Accordingly, we recorded a nonrecurring charge of $28.9 million during the third quarter of 1998. The value assigned to purchased in-process R&D was determined by identifying research projects for which technological feasibility had not been established. The value was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from such products, and discounting the net cash flows back to their present value. The discount rate used included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology. If these projects are not successfully developed, future revenue and profitability may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

Computervision. In January 1998, we merged with Computervision Corporation by issuing 11.6 million shares of common stock in exchange for all of the outstanding common stock of Computervision. In connection with the Computervision merger, we incurred a nonrecurring charge of $76.8 million for merger-related integration, consolidation, and transaction costs in 1998, which are described in the acquisition and nonrecurring charges activity table below.

As our fiscal year-end differed from Computervision's, we combined financial information for dissimilar year-ends. Balance sheet information as of September 30, 1997 includes our financial position as of September 30, 1997 and Computervision's as of December 31, 1997. Computervision's results of operations for its fiscal years ended December 31, 1996 and December 31, 1997 were combined with our results of operations for the fiscal years ended September 30, 1996 and September 30, 1997. In order to conform Computervision's fiscal year-end to ours, Computervision's results of operations for the three months ended December 31, 1997 were combined with our results of operations for the three months ended January 3, 1998. Computervision's net loss of $20.2 million for the three months ended December 31, 1997, which has been included in the consolidated statements of income for the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998, has been reflected as an adjustment to our beginning balance of fiscal 1998 accumulated deficit. Due to the change in Computervision's year-end, their cash flow activity for the three-month period ended December 31, 1997 has been shown as a separate component of the cash flow statement. Adjustments recorded to conform Computervision's accounting policies to ours were not material to the consolidated financial statements. The following table shows revenue and net income of the separate companies during the period preceding the combination:

                                                   Three months ended January 3,
--------------------------------------------------------------------------------
(in thousands)                                                             1998
--------------------------------------------------------------------------------
Revenue:
  Parametric Technology                                                $223,007
  Computervision                                                         35,861
--------------------------------------------------------------------------------
Combined revenue                                                       $258,868
--------------------------------------------------------------------------------
Net income (loss):
  Parametric Technology                                               $  62,343
  Computervision                                                        (20,210)
--------------------------------------------------------------------------------
Combined net income                                                   $  42,133
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Reflex. In July 1996, we acquired project modeling and management software (Reflex) technology from Greenshire License Co. for $32.1 million. Of the total purchase price, we issued 226,000 shares of our common stock with a fair value of $5.0 million at the time of the acquisition and paid cash of $22.1 million in 1996 and $5.0 million in 1997. The acquisition was accounted for as a purchase. The fair value assigned to intangible assets acquired consisted of in-process R&D related to a research project, which had not yet reached technological feasibility and had no alternative future uses. As a result, at the date of acquisition, the $32.1 million allocated to purchased in-process R&D was recorded as a nonrecurring charge. The value was determined by estimating the costs to develop the purchased in-process R&D into a commercially viable product, estimating the resulting net cash flows from such product, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology. The operating results of Reflex have been included in our consolidated results of operations from the date of acquisition. Our purchase of Reflex did not require presentation of pro forma information.

NONRECURRING CHARGES
Other nonrecurring charges related to actions taken as a result of cost saving initiatives implemented during 1996 and 1997 by Computervision. These restructuring costs were accrued and charged to expense in accordance with management plans. We anticipate that a substantial portion of the remaining nonrecurring amounts will be paid during 1999, except for certain long-term obligations, principally related to facilities.

The following table summarizes all our acquisition and nonrecurring charges:

ACQUISITION AND
NONRECURRING CHARGES ACTIVITY
                                                                   September 30,
--------------------------------------------------------------------------------
(in thousands)                                   1996         1997         1998
--------------------------------------------------------------------------------
Beginning balance                           $  72,500    $  71,500    $  70,983
--------------------------------------------------------------------------------
Charges to operations:
  Employee severance
     and termination benefits                  10,000       20,000       18,110
  Purchased in-process R&D                     35,619           --       28,941
  Asset write-offs                                 --        6,634       12,737
  Facility closures
     and related costs                          1,000       18,000        7,158
  Additional costs to meet
     existing contract obligations                 --           --       17,400
  Transaction costs                                --           --        8,154
  Lease terminations and other                     --          366       13,266
--------------------------------------------------------------------------------
Total charges to operations                    46,619       45,000      105,766
--------------------------------------------------------------------------------
Costs incurred:
  Employee severance
     and termination benefits                      --      (11,449)     (22,753)
  Purchased in-process R&D                    (35,619)          --      (28,941)
  Asset write-offs                                 --       (6,634)     (12,737)
  Facility closures
     and related costs                        (12,000)     (27,114)     (17,573)
  Additional costs to meet
     existing contract obligations                 --           --       (8,026)
  Transaction costs                                --           --       (7,977)
  Lease terminations and other                     --         (320)      (9,141)
--------------------------------------------------------------------------------
Total costs incurred                          (47,619)     (45,517)    (107,148)
--------------------------------------------------------------------------------
Ending balance                              $  71,500    $  70,983    $  69,601
================================================================================
Cash expenditures:
  Employee severance
     and termination benefits               $      --     $ 11,449    $  22,753
  Facility closures
     and related costs                         12,000       27,114       17,573
  Additional costs to meet
     existing contract obligations                 --           --        8,026
  Transaction costs                                --           --        7,977
  Lease terminations and other                     --          320        6,002
--------------------------------------------------------------------------------
Total cash expenditures                     $  12,000    $  38,883    $  62,331
================================================================================
Number of employee severances                     100          300          450
================================================================================

As of September 30, 1998, of the $69.6 million remaining in accrued restructuring and nonrecurring charges, $35.8 million was included in accrued expenses, $13.9 million was included in accrued compensation, and $19.9 million was included in other liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


C. SALE OF A BUSINESS UNIT

In July 1997, Computervision sold a majority interest in its other services business unit, which provided hardware support services, to CVSI, Inc. for $32.6 million in cash. Due to the sale of this business unit in 1997, we have presented the revenue and expense of the other services business as a separate operating item under the caption other services in our statements of income. Other services operating and nonrecurring charges include the operating expenses of the other services business and nonrecurring charges of $5.0 million in 1996 and $7.0 million in 1997 related to the prior proposed sale of this business unit.


D. INVESTMENTS

The fair values of our investments have been determined through information obtained from market sources and management estimates. We use a specific identification cost method to determine the gross realized gains and losses on the sale of our securities. Realized gains and losses on the sale of investments were immaterial for 1996, 1997, and 1998.

                                                                   September 30,
--------------------------------------------------------------------------------
(in thousands)                                                              1997
--------------------------------------------------------------------------------
                               Amortized         Gross         Gross   Estimated
                                    cost    unrealized    unrealized  fair value
                                                 gains        losses
--------------------------------------------------------------------------------
Municipal debt
  securities                    $357,372     $    233     $   (165)     $357,440
Mutual funds                       9,812           --           --         9,812
Auction rate
  preferred stock                 36,874            1           (2)       36,873
Corporate debt
  securities                      11,106            3          (23)       11,086
--------------------------------------------------------------------------------
Total investments               $415,164     $    237     $   (190)     $415,211
================================================================================
Amounts
  included in:
  Cash and cash
     equivalents                $ 15,115     $     --       $   --      $ 15,115
  Short-term
     investments                 354,567          133         (184)      354,516
  Marketable
     investments                  45,482          104           (6)       45,580
--------------------------------------------------------------------------------
Total investments               $415,164     $    237     $   (190)     $415,211
================================================================================

                                                               September 30,
--------------------------------------------------------------------------------
(in thousands)                                                         1998
--------------------------------------------------------------------------------
                          Amortized         Gross         Gross   Estimated
                               cost    unrealized    unrealized  fair value
                                            gains        losses
--------------------------------------------------------------------------------
Municipal
  debt securities          $238,296          $954         $(404)   $238,846
Mutual funds                 12,435            --            --      12,435
--------------------------------------------------------------------------------
Total investments          $250,731          $954         $(404)   $251,281
================================================================================
Amounts
  included in:
  Cash and
     cash equivalents      $ 31,069          $ --        $   --    $ 31,069
  Short-term
     investments            131,145           379          (119)     131,405
  Marketable
     investments             88,517           575          (285)      88,807
--------------------------------------------------------------------------------
Total investments          $250,731          $954        $ (404)   $ 251,281
================================================================================

E. PROPERTY AND EQUIPMENT

Our property and equipment consisted of the following:

                                                             September 30,
-------------------------------------------------------------------------------
(in thousands)                                 1997                  1998
-------------------------------------------------------------------------------
Computer hardware and software            $  96,582              $106,770
Furniture and fixtures                        9,549                13,542
Leasehold improvements                       32,796                10,725
--------------------------------------------------------------------------------
Gross property and equipment                138,927               131,037
Accumulated depreciation
  and amortization                          (82,130)              (68,796)
--------------------------------------------------------------------------------
Net property and equipment                $  56,797              $ 62,241
================================================================================

At September 30, 1997, property and equipment included assets under capital leases of $12.0 million, net of accumulated depreciation of $8.3 million. There were no capital leases as of September 30, 1998. Depreciation expense was $34.9 million in 1996, $30.6 million in 1997, and $26.4 million in 1998.

F. INCOME TAXES

Our income before taxes consisted of the following:

                                                              September 30,
-------------------------------------------------------------------------------
(in thousands)                          1996            1997           1998
-------------------------------------------------------------------------------
Domestic                            $211,779        $290,640       $191,518
Foreign                               28,645         (84,956)        12,489
-------------------------------------------------------------------------------
Total                               $240,424        $205,684       $204,007
-------------------------------------------------------------------------------

Our provision for income taxes consisted of the following:

                                                              September 30,
-------------------------------------------------------------------------------
(in thousands)                          1996           1997            1998
-------------------------------------------------------------------------------
Current:
  Federal                            $57,880       $ 82,201         $70,787
  State                               10,811         18,280          10,756
  Foreign                             18,569         13,582          11,224
-------------------------------------------------------------------------------
                                      87,260        114,063          92,767
-------------------------------------------------------------------------------
Deferred:
  Federal                             (7,730)         3,677           4,806
  State                                  529            119             720
  Foreign                                798            165              --
-------------------------------------------------------------------------------
                                      (6,403)         3,961           5,526
-------------------------------------------------------------------------------
Total provision
  for income taxes                   $80,857       $118,024         $98,293
-------------------------------------------------------------------------------

The reconciliation between the statutory federal income tax rate and our effective income tax rate is shown below.

                                                             September 30,
-------------------------------------------------------------------------------
                                             1996         1997        1998
------------------------------------------------------------------------------
Statutory federal income tax rate              35%          35%         35%
State income taxes,
  net of federal tax benefit                   3            6           4
Tax exempt interest income                    (1)          (2)         (2)
Benefit of foreign sales corporations         (3)          (4)         (4)
Other, net                                    --           --           1
------------------------------------------------------------------------------
Effective tax rate before
  non-benefited items:                        34           35          34
  Losses                                      --           22           3
  Acquisition-related charges                 --           --          11
------------------------------------------------------------------------------
Effective income tax rate                     34%          57%         48%
------------------------------------------------------------------------------

We paid $39.8 million in 1996, $55.6 million in 1997, and $71.3 million in 1998 for income taxes.

The significant temporary differences that create deferred tax assets and liabilities are shown below.

                                                              September 30,
------------------------------------------------------------------------------
(in thousands)                                      1997               1998
------------------------------------------------------------------------------
Deferred tax assets:
  Reserves not currently deductible           $    8,786         $    7,088
  Restructuring reserves not
   currently deductible                           15,771             14,687
  Net operating loss carryforwards               143,799             94,198
  Amortization of intangible assets               14,979             11,177
  Capitalized research and
   development                                     4,477              4,141
  Other                                            4,291              2,619
------------------------------------------------------------------------------
  Total deferred tax assets                      192,103            133,910
  Valuation allowance                           (132,472)           (85,935)
------------------------------------------------------------------------------
Total deferred tax assets                         59,631             47,975
------------------------------------------------------------------------------
Deferred tax liabilities:
  Investment in foreign subsidiaries             (38,393)           (31,193)
  Other                                           (1,813)            (2,884)
------------------------------------------------------------------------------
Total deferred tax liabilities                   (40,206)           (34,077)
------------------------------------------------------------------------------
Net deferred tax assets                       $   19,425         $   13,898
------------------------------------------------------------------------------

For U.S. tax return purposes, net operating losses (NOLs) and tax credit carryforwards are generally available to be carried forward to future years. However, the Internal Revenue Code limits a corporation's use of NOLs and tax credits after a change of more than 50% of the ownership of the corporation. Our merger with Computervision in January 1998 changed their ownership more than 50%. This change limits our usage of the Computervision NOLs to $14.0 million per year, and $196.0 million cumulatively through 2011. There are other limitations imposed on the utilization of such NOLs that will further restrict the recognition of such tax benefits. We have foreign NOLs that are also subject to various limitations. Due to these limitations, we have recorded a valuation allowance for the tax benefit of a majority of NOLs since realization of these future benefits is not sufficiently assured. During 1998, we reduced our valuation allowance $46.5 million primarily due to changes in ownership related to the Computervision merger.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


G. DEBT

Our debt outstanding in 1997 consisted of the obligations of Computervision. As described below, all such obligations were paid during the second quarter of fiscal 1998. The total cash outlay for settlement of these obligations plus accrued interest and related fees was $275.7 million. We incurred an extraordinary after-tax charge of $19.0 million related to the write-off of deferred financing costs and other prepayment costs associated with the payment of these debt obligations. We paid interest of $27.3 million in 1996, $29.6 million in 1997, and $10.7 million in 1998.

                                                              September 30,
--------------------------------------------------------------------------------
(in thousands)                                                         1997
--------------------------------------------------------------------------------
Short-term:
  Notes payable to banks                                         $    2,228
  Revolving credit facility                                          30,475
--------------------------------------------------------------------------------
  Total short-term debt                                              32,703
--------------------------------------------------------------------------------
Long-term:
  11 3/8% Senior Subordinate Notes                                  175,000
  8% Convertible Subordinated Debentures,
   net of unamortized discount of $14,563                            34,047
  Other                                                              11,253
--------------------------------------------------------------------------------
  Total debt                                                        220,300
  Less current maturities                                            (6,774)
--------------------------------------------------------------------------------
  Long-term debt                                                   $213,526
--------------------------------------------------------------------------------

Notes payable to banks consisted of borrowings of our international subsidiaries under certain lines of credit. These borrowings were at prevailing or negotiated rates.

In November 1997, Computervision entered into a $47.3 million revolving credit facility with a lending institution. The credit facility, which replaced all prior credit facilities, had a term of 18 months and was secured by substantially all of the assets of Computervision. The weighted average interest rate on outstanding borrowings was 8.5%. On January 13, 1998, we paid $34.9 million for settlement of the outstanding balance on the revolving credit facility plus accrued interest and related fees.

The 11 3/8% Senior Subordinate Notes had a maturity date of August 15, 1999 and accrued interest semi-annually on February 15 and August 15. After August 15, 1997, the notes were redeemable in whole or part at our option at 101.896% of the principal plus accrued interest through the date of redemption. In February 1998, we paid $188.0 million for redemption of the notes plus accrued interest.

The 8% Convertible Subordinate Debentures, due December 1, 2009, were convertible into cash at the rate of 33.3% of the principal amount at any time prior to maturity at the option of the holder. No material conversions occurred during 1996, 1997, or 1998. The debentures accrued interest semi-annually on June 1 and December 1. In February 1998, we paid $49.4 million for settlement in full of the debentures plus accrued interest.


H. COMMITMENTS AND CONTINGENCIES

LEASING ARRANGEMENTS

We lease office facilities and certain equipment under operating leases expiring at various dates through fiscal 2014. In addition to rent, certain leases require us to pay directly for taxes, insurance, maintenance, and other operating expenses. Rent expense, net of sublease income, was $61.6 million in 1996, $60.0 million in 1997, and $45.0 million in 1998. At September 30, 1998, our future minimum lease payments under noncancellable operating leases with remaining terms of one or more years are as follows:

                                                               September 30,
--------------------------------------------------------------------------------
(in thousands)                                                         1998
--------------------------------------------------------------------------------
1999                                                              $  61,761
2000                                                                 42,382
2001                                                                 23,576
2002                                                                 16,375
2003                                                                 14,554
Thereafter                                                           53,435
--------------------------------------------------------------------------------
Total minimum lease payments                                      $ 212,083
--------------------------------------------------------------------------------

As a result of Computervision's cost saving initiatives in prior years and our merger with Computervision, certain leased facilities were considered excess. As of September 30, 1998, the excess facility obligations were $41.9 million.


LEGAL PROCEEDINGS

Certain class action lawsuits have been filed against us and certain of our current and former officers and directors claiming violations of the federal securities laws based on alleged misrepresentations regarding our anticipated revenue and earnings for the third quarter of 1998. We believe the claims are without merit and we intend to defend them vigorously. We cannot predict the ultimate resolution of these actions at this time, and there can be no assurance that the litigation will not have a material adverse impact on our financial condition or results of operations.

We are also subject to various legal proceedings and claims that arise in the ordinary course of business. We currently believe that resolving these matters will not have a material adverse impact on our consolidated financial statements.


I. STOCKHOLDERS' EQUITY

PREFERRED STOCK

We may issue up to 5.0 million shares of our preferred stock in one or more series. Our Board of Directors is authorized to fix the rights and terms for each such series without additional shareholder approval. As of September 30, 1997 and 1998, there were no outstanding shares of preferred stock.


COMMON STOCK

Our Articles of Organization authorize us to issue up to 350 million shares of our common stock. Shares of common stock outstanding are shown below.

                                                                  September 30,
-------------------------------------------------------------------------------
(in thousands)                                 1996          1997         1998
-------------------------------------------------------------------------------
Beginning balance                           261,139       265,859      266,919
Common stock issued                           4,766         2,062        4,310
Treasury shares repurchased                  (3,558)       (7,439)      (4,734)
Treasury shares issued                        3,512         6,437        1,647
-------------------------------------------------------------------------------
Ending balance                              265,859       266,919      268,142
-------------------------------------------------------------------------------

On February 8, 1996 and on February 12, 1998, our Board of Directors declared a one-for-one stock dividend on our common stock to all stockholders of record on February 22, 1996 and February 27, 1998, respectively. Our financial statements and notes have been retroactively adjusted to reflect both stock dividends.

In September 1997, our Board of Directors authorized an increase in the number of shares available for repurchase from 6.0 million to 12.0 million. During 1996 we repurchased 3.6 million shares at a cost of $66.6 million. During 1997, we repurchased 7.4 million shares at a cost of $184.8 million. Treasury stock repurchases were suspended during a portion of 1998 in connection with the Computervision merger. In September 1998, our Board of Directors authorized a new plan that allows us to repurchase up to 20.0 million shares of our common stock. In the fourth quarter of 1998, we repurchased 4.7 million shares at a cost of $50.0 million. The repurchased shares will be used to issue shares for stock option exercises, employee stock purchase plans, and potential acquisitions.


J. STOCK PLANS

EMPLOYEE STOCK PURCHASE PLAN

We offer an employee stock purchase plan for all eligible employees. Under the plan, up to 4.0 million shares of our common stock may be purchased at 85% of the lower of the fair market value of the stock on the first or the last day of each six-month offering period. Each employee may elect to have up to 10% of his or her base pay withheld and applied toward the purchase of shares in such offering, up to a maximum of ten thousand dollars withheld in any year. During 1996, 1997, and 1998, employees purchased 339,000, 353,000, and 677,000 shares at average prices of $14.45, $18.41, and $11.36. At September 30, 1998, we had reserved 1.2 million shares for issuance under this plan.


STOCK OPTION PLANS

We have stock option plans for employees, directors, officers, and consultants that provide for issuance of nonqualified and incentive stock options. The option exercise price is typically the fair market value at the date of grant. These options generally vest over four years and expire ten years from the date of grant. As of September 30, 1998, 4.5 million options were available for grant and 53.4 million shares of common stock were reserved for future issuance under stock option plans.

In conjunction with the Computervision merger on January 12, 1998, we reserved
1.6 million shares of our common stock for outstanding Computervision options assumed. These assumed options were granted at prices equal to the fair market value at the date of grant, become exercisable generally in annual installments over four to five years, and expire ten years from the date of grant.

In July 1998, our Board of Directors approved a one-for-one stock option exchange program that provided employees the opportunity to exchange stock options previously granted for new options with a current market price and new vesting period. Executive officers and directors were not eligible to participate in the program. The new options were priced at $13.63 based on the closing price of our common stock as reported by Nasdaq on August 3, 1998, vest in equal installments over four years from the August 3, 1998 grant date, and expire on August 3, 2008. A total of 20.0 million options with exercise prices ranging from $15.06 to $33.50 per share were exchanged under the program.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The exchange of such options is presented in the following table of stock option activity as cancellations and subsequent grants:

                                                               September 30,
--------------------------------------------------------------------------------
(shares in thousands)       1996                 1997                  1998
--------------------------------------------------------------------------------
                        Weighted             Weighted              Weighted
                         average              average               average
                        exercise             exercise              exercise
                Shares     price    Shares      price     Shares      price
--------------------------------------------------------------------------------
Outstanding:
  Beginning
   balance      33,173   $  9.06    33,184     $13.54     38,234     $18.67
  Granted       10,694     20.87    16,249      24.71     40,190      17.91
  Cancelled     (2,893)    11.69    (3,694)     21.05    (24,254)     25.85
  Exercised     (7,790)     5.42    (7,505)      8.14     (5,282)     12.01
--------------------------------------------------------------------------------
  Ending
   balance      33,184   $ 13.54    38,234     $18.67     48,888     $15.03
--------------------------------------------------------------------------------
Exercisable      9,480   $  8.01     9,751     $12.36     11,418     $14.53
--------------------------------------------------------------------------------

Certain employees have disposed of stock acquired through the exercise of incentive stock options earlier than the mandatory holding period required for such options. These dispositions, together with the tax benefits realized from the exercise of nonqualified stock options, create tax benefits that have been recorded as increases to additional paid-in capital.

For various price ranges, information for options outstanding and exercisable at September 30, 1998 was as follows:

(shares in thousands)        Outstanding Options        Exercisable Options
--------------------------------------------------------------------------------
                                 Weighted
                                  average    Weighted              Weighted
Range of                        remaining     average               average
  exercise prices     Shares  life (years)      price    Shares       price
--------------------------------------------------------------------------------
 $ 0.10-12.27         12,020        7.63       $ 9.07     5,469     $  8.36
  12.28-13.63         19,743        9.84        13.63        --          --
  13.64-21.38          8,327        7.82        16.22     3,370       16.26
  21.39-29.47          8,322        8.51        24.04     2,324       23.61
  29.48-72.55            476        9.19        45.82       255       48.19
--------------------------------------------------------------------------------
 $ 0.10-72.55         48,888        8.73       $15.03    11,418     $ 14.53
--------------------------------------------------------------------------------

VALUATION OF STOCK PLANS

We have not recognized compensation expense in connection with stock option grants under our plans. However, had compensation expense for stock option and employee stock purchase plans been determined based on fair value at the grant dates as prescribed by SFAS No. 123, pro forma net income and earnings per share would have been:

                                                              September 30,
--------------------------------------------------------------------------------
(in thousands, except per share amounts)     1996         1997         1998
--------------------------------------------------------------------------------
Pro forma net income                     $126,717      $36,725       $9,824
Pro forma earnings per share:
  Basic                                  $   0.48      $  0.14       $ 0.04
  Diluted                                    0.47         0.14         0.04
--------------------------------------------------------------------------------

The pro forma disclosures above include the amortization of the fair value of all options vested between 1996 and 1998, regardless of the grant date. If only options granted after 1996 were valued, as prescribed by SFAS No. 123, pro forma net income and pro forma diluted EPS would have been $148.5 million and $0.55 for 1996, $54.2 million and $0.20 for 1997, and $22.4 million and $0.09 for 1998. The effects on pro forma disclosures of applying SFAS No. 123 are not necessarily representative of the effects on pro forma disclosures of future years.

The fair value of options granted has been estimated at the date of grant using the Black-Scholes option-pricing model, assuming the following weighted-average assumptions:

                                                             September 30,
--------------------------------------------------------------------------------
                                          1996          1997         1998
--------------------------------------------------------------------------------
Expected life (years)                      5.0           5.0          6.0
Risk-free interest rates                   6.0%          6.2%         5.6%
Volatility                                  40%           40%          50%
Dividend yield                              --             --          --
--------------------------------------------------------------------------------

The weighted-average fair value of stock options granted was $8.68 in 1996, $11.17 in 1997, and $9.95 in 1998. The expected life used for stock purchase plans was six months. The weighted- average fair value of shares granted under the stock purchase plan was $4.63 in 1996, $6.13 in 1997, and $7.77 in 1998.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable measure of the fair value of its options.

K. EMPLOYEE BENEFIT PLANS

We offer a savings plan (PTC plan) to eligible employees. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code. Participating employees may defer up to 15% of their pre-tax salary, but not more than statutory limits. We contribute 50% of the amount contributed by the employee, up to a maximum of 10% of the employee's earnings. Our matching contributions vest at a rate of 25% per year of service. We made matching contributions of $1.9 million, $2.3 million, and $3.2 million in 1996, 1997, and 1998.

U.S. employees of Computervision who completed one year of service were eligible to participate in a savings plan (CV plan), which is intended to qualify under
Section 401(k) of the Internal Revenue Code. Computervision's matching contributions, based on the employee's contributions and length of service, were $1.9 million for 1996 and $1.5 million for 1997. We will make a matching contribution to the CV plan for 1998 in the second quarter of fiscal 1999. Beginning April 1, 1998, participants of the CV plan began contributing to the PTC plan and no further contributions were made into the CV plan. We will merge the assets of the CV plan into the PTC plan in the first quarter of fiscal 1999.


L. PENSION PLANS

We maintain a defined benefit pension plan covering certain employees of Computervision. Benefits are based upon length of service and average compensation, and generally vest after five years of service. Accrued pension costs have been included in other liabilities.

U.S. PENSION PLAN

Effective April 1990, the benefits under the U.S. pension plan were frozen indefinitely. We contribute all amounts deemed necessary on an actuarial basis to satisfy Internal Revenue Service funding requirements. Based upon the actuarial valuations, we contributed $4.9 million in 1996, $5.0 million in 1997, and $3.8 million in 1998. Due to the changes in actuarial assumptions and underperformance of plan investments, as shown below, we were required to record a minimum pension liability adjustment of $5.8 million in 1997 and $7.8 million in 1998. Plan assets consist primarily of money market and pooled fund investments with several banks.


FOREIGN PENSION PLANS

The accrued international pension cost was actuarially computed using assumptions applicable to each subsidiary plan and economic environment. We increased our minimum pension liability related to our foreign plans by $13.0 million in 1998 due to the changes in actuarial assumptions and underperformance of plan investments, as shown below. Plan assets consist of investments in equities and guaranteed investment contracts with several insurance companies and banks.

The following tables present the actuarial assumptions used in accounting for the pension plans:

U.S. Plan                                                      September 30,
--------------------------------------------------------------------------------
                                    1996              1997             1998
--------------------------------------------------------------------------------
Discount rate                        7.5%              7.0%             6.3%
Rate of increase in
  future compensation                 --                --               --
Rate of return
  on plan assets                     7.5%              7.5%             7.5%
--------------------------------------------------------------------------------

Foreign Plans
--------------------------------------------------------------------------------
                                   1996              1997             1998
--------------------------------------------------------------------------------
Discount rate                4.0 to 8.5%       4.0 to 7.5%      3.5 to 6.3%
Rate of increase in
  future compensation        3.5 to 6.0%       3.3 to 5.5%      3.0 to 5.0%
Rate of return
  on plan assets             4.5 to 9.0%       4.0 to 9.0%      3.5 to 8.5%
--------------------------------------------------------------------------------

The actuarially computed components of net periodic pension cost are shown below:

U.S. Plan                                                     September 30,
--------------------------------------------------------------------------------
(in thousands)                     1996             1997              1998
--------------------------------------------------------------------------------
Service cost of
  benefits earned
  during the period           $      --        $      --           $    --
Interest cost of projected
  benefit obligation              2,607            2,771             2,262
Actual return on
  plan assets                    (1,247)          (1,482)             (916)
Net amortization
  and deferral                      (11)            (110)             (276)
--------------------------------------------------------------------------------
Net periodic
  pension cost                  $ 1,349         $  1,179            $1,070
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Foreign Plans
--------------------------------------------------------------------------------
(in thousands)                    1996             1997              1998
--------------------------------------------------------------------------------
Service cost of
  benefits earned
  during the period           $  2,269         $  1,572           $ 1,012
Interest cost of projected
  benefit obligation             3,097            2,660             2,249
Actual return on
  plan assets                   (3,779)          (3,070)               39
Net amortization
  and deferral                     579              233            (2,419)
--------------------------------------------------------------------------------
Net periodic
  pension cost                $  2,166         $  1,395           $   881
--------------------------------------------------------------------------------

The following tables display the funded status of the defined benefit plans:

U.S. Plan                                                September 30,
--------------------------------------------------------------------------------
(in thousands)                                 1997              1998
--------------------------------------------------------------------------------
Accumulated benefit obligation             $ 42,366          $ 50,622
--------------------------------------------------------------------------------
Vested benefit obligation                    42,366            50,622
--------------------------------------------------------------------------------
Projected benefit obligation               $ 42,366          $ 50,622
Plan assets at fair value                    28,564            31,742
--------------------------------------------------------------------------------
Projected benefit obligation
  more than plan assets                      13,802            18,880
Unrecognized net loss                       (13,756)          (21,596)
Unrecognized net prior service cost              --                --
Minimum pension liability adjustment         13,756            21,596
--------------------------------------------------------------------------------
Accrued pension cost                       $ 13,802          $ 18,880
--------------------------------------------------------------------------------

Foreign Plans
--------------------------------------------------------------------------------
(in thousands)                                 1997              1998
--------------------------------------------------------------------------------
Accumulated benefit obligation             $ 40,091          $ 50,688
--------------------------------------------------------------------------------
Vested benefit obligation                    39,159            49,759
--------------------------------------------------------------------------------
Projected benefit obligation               $ 41,449          $ 51,958
Plan assets at fair value                    34,522            35,179
--------------------------------------------------------------------------------
Projected benefit obligation
  more than plan assets                       6,927            16,779
Unrecognized net loss                        (2,365)          (11,212)
Unrecognized net prior service cost              --              (353)
Minimum pension liability adjustment             --            12,986
--------------------------------------------------------------------------------
Accrued pension cost                       $  4,562          $ 18,200
--------------------------------------------------------------------------------

M. GEOGRAPHIC INFORMATION
                                                                 September 30,
--------------------------------------------------------------------------------
(in thousands)                      1996               1997              1998
--------------------------------------------------------------------------------
Revenue:
  North America               $  780,011         $  900,922        $  770,964
  Europe                         420,174            379,682           387,006
  Asia/Pacific                   189,306            189,315           133,175
  Eliminations                  (312,170)          (407,901)         (273,175)
--------------------------------------------------------------------------------
Total revenue                 $1,077,321         $1,062,018        $1,017,970
--------------------------------------------------------------------------------
Operating income (loss):
  North America               $  205,789         $  286,418        $  184,342
  Europe                          44,062            (55,993)           19,018
  Asia/Pacific                     9,878             (1,090)            4,660
--------------------------------------------------------------------------------
Total operating income        $  259,729         $  229,335        $  208,020
--------------------------------------------------------------------------------
Identifiable assets:
  North America               $  620,864         $ 727,693         $  587,360
  Europe                         188,241           122,178            166,378
  Asia/Pacific                    66,241            63,451             46,182
  Corporate                      328,037           399,769            412,218
  Eliminations                  (335,821)         (354,759)          (379,298)
--------------------------------------------------------------------------------
Total identifiable assets     $  867,562         $ 958,332         $  832,840
--------------------------------------------------------------------------------

We license products to customers worldwide. Our sales and marketing operations outside the United States are conducted principally through our foreign sales subsidiaries throughout Europe and the Asia/Pacific region. Intercompany sales and transfers between geographic areas are accounted for at prices that are designed to be representative of unaffiliated party transactions. Total export sales were $130.8 million, $148.5 million, and $115.2 million, in 1996, 1997, and 1998.


N. SUBSEQUENT EVENT

In October 1998, we acquired all of the outstanding stock of InPart Design, Inc. (InPart) by issuing 2.4 million shares of common stock. The acquisition will be accounted for as a purchase. Accordingly, the purchase price will be allocated to all identifiable assets and liabilities of InPart. We expect to allocate a portion of the purchase price to purchased in-process R&D that will be written off as a one-time charge in the first quarter of fiscal 1999. Based upon certain conditions of the agreement, we may be obligated to issue additional shares in September 1999. InPart, located in Saratoga, CA, provides a comprehensive library of standard mechanical parts over the Internet that helps manufacturers improve product development cycles and reduce component expenses.

                                               REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------




TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
PARAMETRIC TECHNOLOGY CORPORATION:


In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Parametric Technology Corporation and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Computervision Corporation, which statements reflect total revenue of $477.2 million for the year ended December 31, 1996. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Computervision Corporation, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                                                 /s/ PricewaterhouseCoopers LLP
                                                    PricewaterhouseCoopers LLP

Boston, Massachusetts
October 26, 1998

SELECTED FINANCIAL DATA (1)
--------------------------------------------------------------------------------


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA                                                                     September 30,
-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                 1994             1995             1996             1997            1998
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                         $  840,611       $  901,384       $1,077,321       $1,062,018      $1,017,970
Operating income                                   162,814          199,306          259,729          229,335         208,020
Net income                                          77,860          100,178          159,567           87,660          86,697
Earnings per share: (2)
     Basic                                            0.32             0.39             0.60             0.33            0.32
     Diluted                                          0.30             0.37             0.57             0.32            0.31
Total assets                                       568,309          700,644          867,562          958,332         832,840
Working capital                                     91,232          235,197          356,109          311,299         174,239
Long-term liabilities, less current portion        477,300          325,209          301,423          306,911          85,861
Stockholders' equity (deficit)                    (258,235)          33,194          195,648          200,792         327,437
Pro forma: (3)
     Revenue                                    $  553,153       $  680,911       $  902,937       $  979,794      $1,017,970
     Operating income                              111,915          191,641          295,851          286,107         313,786
     Net income                                     26,961           92,143          182,342          144,432         197,568
     Earnings per share: (2)
         Basic                                        0.11             0.36             0.69             0.54            0.73
         Diluted                                      0.10             0.34             0.66             0.52            0.71
-------------------------------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
                                                                December 28,        March 29,         June 28,   September 30,
-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                  1996             1997             1997            1997
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                                          $  261,310       $  286,487       $  258,191      $  256,030
Gross profit                                                        191,402          215,574          211,833         217,815
Operating income                                                     47,300           27,907           74,889          79,239
Net income (loss)                                                    15,507           (6,710)          38,586          40,277
Earnings per share: (2)
     Basic                                                             0.06            (0.03)            0.14            0.15
     Diluted                                                           0.06            (0.03)            0.14            0.15
Pro forma: (3)
Revenue                                                          $  224,862       $  249,600        $  249,302      $  256,030
     Gross profit                                                   188,448          210,707           212,238         217,815
     Operating income                                                57,059           73,039            76,770          79,239
     Net income                                                      25,266           38,422            40,467          40,277
     Earnings per share: (2)
         Basic                                                         0.09             0.14             0.15            0.15
         Diluted                                                       0.09             0.14             0.15            0.15
Common stock prices: (4)
     High                                                        $    28.19       $    31.25       $    24.44      $    26.75
     Low                                                              24.13            23.25            19.66           20.63
-------------------------------------------------------------------------------------------------------------------------------

                                                                  January 3,         April 4,          July 4,   September 30,
-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                  1998             1998             1998            1998
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                                          $  258,868       $  264,071       $  245,001      $  250,030
Gross profit                                                        217,462          226,518          207,402         209,648
Operating income                                                     80,128           23,515           35,851          68,526
Net income (loss)                                                    42,133          (15,942)          15,209          45,297
Earnings per share: (2)
     Basic                                                             0.16            (0.06)            0.06            0.17
     Diluted                                                           0.15            (0.06)            0.05            0.17
Pro forma: (3)
     Revenue                                                     $  258,868       $  264,071        $  245,001      $  250,030
     Gross profit                                                   217,462          226,518           207,402         209,648
     Operating income                                                80,128          100,315            64,817          68,526
     Net income                                                      42,133           65,963            44,175          45,297
     Earnings per share: (2)
         Basic                                                         0.16             0.24              0.16            0.17
         Diluted                                                       0.15             0.24              0.16            0.17
Common stock prices: (4)
    High                                                         $    26.38       $    34.31        $    34.94      $    16.56
    Low                                                               19.94            23.00             16.06            9.75
-------------------------------------------------------------------------------------------------------------------------------

(1) All financial information has been retroactively restated to reflect the mergers with Rasna in 1995 and Computervision in 1998 (Note B).
(2) Per-share data has been retroactively adjusted to reflect the one-for-one stock dividends in 1993, 1996, and 1998 (Note I).

(3) The pro forma results exclude: (i) acquisition and related costs of $29.4 million in 1995, $35.6 million in 1996, $76.8 million in the second quarter of 1998, and $28.9 million in the third quarter of 1998 (Note B); (ii) restructuring costs of $11.0 million in 1996 and $45.0 million in the second quarter of 1997 (Note B); (iii) the results of Computervision's other services business unit (Note C); and (iv) extraordinary charges of $7.9 million in 1995 and $19.0 million in the second quarter of 1998 (Note G).

(4) Our common stock is traded on the Nasdaq National Market under the symbol "PMTC." The common stock prices shown are based on the Nasdaq daily closing stock price.

                      SUPPLEMENTAL FINANCIAL INFORMATION


 We have not paid cash dividends on our common stock and have historically retained earnings for use in our business. We intend to review our policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

 On September 30, 1998, our common stock was held by 6,721 shareholders of record.

 Investor Information
 Requests for information about PTC should be directed to: John Hudson, Vice President of Investor Relations, Parametric Technology Corporation, 128 Technology Drive, Waltham, MA 02453. Telephone: (781) 398-5000.

 Report on Form 10-K
 Stockholders may obtain additional financial information about Parametric Technology from our Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available without charge upon written request.

 Annual Meeting
 The Annual Meeting of Stockholders will be held on February 11, 1999 at 9:00 A.M. at: Parametric Technology Corporation, 128 Technology Drive, Waltham, MA 02453.

 Stock Listing
 Nasdaq National Market Symbol:  PMTC

 Internet Access
 www.ptc.com

 General Counsel
 Palmer & Dodge LLP, Boston, MA

 Independent Accountants
 PricewaterhouseCoopers LLP, Boston, MA

 Transfer Agent and Registrar
 American Stock Transfer & Trust Company

 Directors
 Steven C. Walske, Chairman and Chief Executive Officer, Parametric Technology
    Corporation
 C. Richard Harrison, President and Chief Operating Officer, Parametric Technology Corporation
 Robert N. Goldman, Chief Executive Officer and President, Object Design, Inc.,
    a software developer
 Donald K. Grierson, Chief Executive Officer and President, ABB Vetco Gray,
    Inc., an oil services business
 Oscar B. Marx, III, Chief Executive Officer and President, TMW Enterprises,
    Inc., an autoparts business
 Michael E. Porter, Professor, Harvard Business School, an educational institution
 Noel G. Posternak, Senior Partner, Posternak, Blankstein & Lund, L.L.P., a law firm


 Corporate Officers
 Steven C. Walske, Chairman and Chief Executive Officer
 C. Richard Harrison, President and Chief Operating Officer
 Edwin J. Gillis, Executive Vice President, Chief Financial Officer,
    and Treasurer
 James P. Baum, Executive Vice President, Engineering, Research & Development Barry F. Cohen, Executive Vice President, Marketing
 Francis J. Cusick, Senior Vice President, Finance
 David R. Friedman, Vice President, General Counsel, and Clerk
 James F. Kelliher, Senior Vice President, Business Development